Subject to Completion, dated August 1, 2008

# Clearwater Paper Corporation

## Common Stock

We are providing this information statement to you as a stockholder of Potlatch Corporation in connection with Potlatch's distribution to its stockholders of all of the outstanding shares of our common stock in a spin-off transaction.

Following the spin-off, we will operate two primary businesses: our pulp and paperboard business and our consumer tissue products, or consumer products, business. We will also produce lumber products at our Idaho lumber mill.

We expect that the distribution will be made on [●], 2008 to the holders of record of Potlatch common stock on [●], 2008. If you are a holder of record of Potlatch common stock at the close of business on the record date, you will receive one share of our common stock for every [●] shares of Potlatch common stock you hold at the close of business on that date. In lieu of fractional shares, stockholders of Potlatch will receive cash, which generally will be taxable. A book-entry account statement reflecting your ownership of whole shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [●], 2008.

Potlatch has requested a ruling from the U.S. Internal Revenue Service that the distribution of our common stock will qualify for tax-free treatment by stockholders, except for cash received in lieu of any fractional share interests.

You will not be required to make any payment for the shares of our common stock that you will receive, nor will you be required to surrender or exchange your shares of Potlatch common stock or take any other action in order to receive our common stock.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol "CLW." Assuming that our common stock is approved for listing on the New York Stock Exchange, we anticipate that a limited market, commonly known as a "when-issued" trading market, for our common stock will develop on or shortly before the record date for the distribution and will continue up to and through the distribution date. We anticipate that "regular-way" trading of our common stock will begin on the first trading day following the distribution date.

**In reviewing this information statement, you should carefully consider the information under the caption entitled "Risk Factors" beginning on page 10 of this information statement.**

No stockholder approval of the distribution of our common stock is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy.

**Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.**

**This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.**

The date of this information statement is [●], 2008.

# TABLE OF CONTENTS

## SUMMARY

*The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the spin-off, our business, our common stock or other information that may be important to you. You should carefully review this entire information statement, including the risk factors, to better understand the spin-off and our business and financial position.*

*Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the spin-off and all of the other related transactions referred to in this information statement. Unless the context otherwise requires or unless otherwise indicated, references in this information statement to "Clearwater Paper Corporation," "we," "our," "our company" and "us" refer:*

- *for all periods prior to the spin-off, to the pulp and paperboard, consumer products and lumber products business that will be separated from Potlatch Corporation in the spin-off under the name Clearwater Paper Corporation; and*

- *for all periods following the spin-off, to Clearwater Paper Corporation and its subsidiaries.*

## OUR COMPANY

We operate two primary businesses: our pulp and paperboard business and our consumer products business. We also manufacture and sell lumber products, including dimensional framing lumber and appearance grade cedar lumber products. In 2007, our total net sales were $1.17 billion and we had net earnings of $33.8 million.

*Pulp and Paperboard.* Our pulp and paperboard business manufactures and markets bleached paperboard for the high-end segment of the packaging industry and is a leading producer of solid bleached sulfate paperboard, or SBS, in the United States. Our bleached paperboard is converted by our customers into a variety of end products, including packaging for liquids, food products, pharmaceuticals, toiletries, paper cups and plates, blister packaging and other consumable goods. Our pulp and paperboard business also produces bleached softwood market pulp in Idaho, which is used as the basis for many paper products, and slush pulp, which it supplies to our consumer products business. Our pulp and paperboard business operates two facilities, one in Idaho and one in Arkansas. In 2007, our pulp and paperboard business had net sales of $670.6 million, of which $567.8 million was derived from sales of our paperboard products, approximately $46.0 million was derived from sales of market pulp to third parties, and approximately $55.8 million was derived from internal pulp sales to our consumer products business.

*Consumer Products.* Our consumer products business is a leading producer of private label tissue products sold in grocery stores in the United States. In 2007, we produced approximately 55% of the total private label tissue products sold in grocery stores in the United States. We manufacture our tissue with three paper machines at our facility in Idaho, as well as one machine at our facility in Nevada. The tissue is then converted into packaged tissue products at our three converting facilities in Idaho, Nevada, and Illinois. In 2007, our consumer products business had net sales of $444.7 million.

*Lumber Products.* Our lumber products business produces dimensional framing lumber and appearance grade cedar products. Our lumber products business also supplies wood chips to our pulp and paperboard business. In 2007, our lumber products business had net sales of $121.7 million.

### Company Strengths

Our competitive strengths include:

***High-quality, premium products.*** Over the last several years, we have focused on high-quality paperboard and tissue products. Our pulp and paperboard business produces paperboard with smooth printing surfaces, superior brightness and cleanliness, excellent strength and forming ability, and diverse ranges of thickness. Our consumer products business is committed to maintaining a high product quality level that matches the quality of the leading national brands.

*Long-standing customer relationships with focus on premium quality and service*. Our top 10 paperboard customers account for over 50% of our total paperboard shipments from each mill in each of the last four years, and our relationships with these customers extend over many years. Our consumer products business supplies private label tissue products to three national grocery chains. The average tenure of our top 10 tissue customers in 2007 was over 20 years.

*Significant investments into our facilities over the last several years.* Our pulp and paperboard business spent approximately $123.0 million on capital expenditures between 2000 and 2007. These investments increased productivity during this period by approximately 20% at each mill and have reduced operating costs. Between 2000 and 2007, our consumer products business spent approximately $125.0 million on capital expenditures. One of its most significant projects was the installation of through air dried, or TAD, equipment in our Nevada facility in 2004.

*Attractive geographic positioning of our pulp and paperboard business.* Our pulp and paperboard mill in Idaho is one of only two SBS mills, and the only coated SBS mill, in the Western United States, which allows us to minimize transportation costs to Asia and compete on a cost-advantaged basis relative to East Coast competitors. Our Arkansas mill is centrally located, complementing the Idaho mill in shipping to customers nationwide, particularly to customers in the Midwestern and Eastern United States.

*Largely integrated pulp and tissue operations.* Our consumer products business sources the majority of its pulp supply internally from our pulp and paperboard operations in Idaho. This relationship provides our consumer products business with a secure pulp supply as well as significant freight and drying cost savings, and provides our pulp and paperboard division with a steady demand source.

*High value-added cedar product capability.* Our lumber mill is capable of producing a variety of value-added specialty cedar products. Our strengths also include above average operations with up-to-date technology and experienced mill management.

## Company Strategies

Our competitive strategies include:

### Pulp and paperboard

*Leverage our leading market position*. As a leading supplier to the high-end segment of the North American packaging industry, we are able to utilize our industry insight and expertise to provide value-added services to our customers. We intend to further strengthen our position by increasing our sales to both existing and new customers.

*Increase annual production of commercial print paperboard.* Through our experienced sales force and in recognition that packaging and print market segments are merging, we have enhanced our position within the commercial print paperboard segment. We intend to increase our annual production of paperboard manufactured for the higher margin commercial print paperboard market segment.

*Increase productivity and cost competitiveness of our pulp and paperboard business.* Our pulp and paperboard business is focused on long-term cash generation by carefully managing costs and investing strategically to improve operating performance. We intend to pursue additional cost reductions and productivity improvements for our pulp and paperboard business.

**Consumer products**

*Penetrate new grocery accounts in the Midwest.* We are leveraging the location of our Illinois converting facility and our position as a leading supplier of private label tissue in the United States to expand our customer relationships in the Midwestern United States.

*Increase manufacturing capacity by adding a napkin line in our Illinois facility.* We are currently experiencing strong sales of our napkin products and expect these sales levels to grow. To address this demand, we are adding a new napkin line to our Illinois facility. We believe this additional line will eliminate our need to outsource production of these products, as well as reduce freight costs and increase sales.

*Establish facilities on the East Coast.* We are exploring options to open a manufacturing facility or multiple facilities on the East Coast, which we believe would allow us to service more retail outlets of our current customers and expand our customer base to include East Coast retailers.

**Lumber products**

We intend to capitalize on the attractive opportunities currently available in the cedar lumber market, while maintaining a strong foundation of dimensional framing lumber production and continuing to produce high-quality cedar boards and value added products. We intend to leverage our remanufacturing capabilities and volume sales of our cedar products to expand our business. For our dimensional framing products, we intend to continue to target professional dealer yards and wholesale distribution companies who serve that segment of the industry.

## SUMMARY RISK FACTORS

An investment in our common stock involves risks associated with our business, the spin-off and ownership of our common stock. The following list of risk factors is not exhaustive. Please read carefully the risks relating to these and other matters described under the section entitled "Risk Factors" beginning on page 10.

**Risks Related to Our Business**

- Changes in the cost and availability of wood fiber used in production of our products may adversely affect our results of operations and cash flow.

- The cost of energy and chemicals needed for our manufacturing processes significantly affects our business.

- Cyclical industry conditions have in the past affected and may continue to adversely affect the operating results and cash flow of our pulp and paperboard business.

- Our consumer products business receives a substantial portion of its net sales from three customers, and the loss of, or a significant reduction in, orders from any of these customers would adversely affect our operating results and financial condition.

- Intense competition could prevent us from increasing or sustaining our net sales and from sustaining profitability.

- Increases in our freight costs could have a material adverse effect on the gross margins of our business.

- We depend on third parties for certain transportation services and any disruption in these services may have a material adverse effect on our business.

- We are subject to significant environmental regulation and environmental compliance expenditures, which could increase our costs and subject us to liabilities.

- Our business and financial performance may be harmed by future labor disruptions.

- Any interruption in the operations of our facilities may affect our operating performance.

- Our business will suffer if we are unable to effectively respond to changes in demand for some of our products.

- We will have significant indebtedness and future federal and state deferred tax liabilities, which will require a significant amount of cash to service and pay. Our ability to generate cash depends on a number of factors beyond our control. If we are unable to generate sufficient cash to pay our obligations or fund our liquidity needs, our business may be materially adversely affected.

**Risks Relating to the Spin-off**

- Our financial information may not be fully representative of our results as a stand-alone public company.

- We have not previously operated as an independent company.

- The requirements of being a stand-alone public company will increase our costs and require significant management focus.

- The transition services Potlatch will provide to us following the separation may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our agreements with Potlatch expire.

- The terms of agreements that we will enter into with Potlatch in connection with the separation will be established at a time when we are a wholly owned subsidiary of Potlatch and, accordingly, the terms of these agreements may not be as favorable to us as they might have been had they been negotiated by persons fully independent of Potlatch.

- If the spin-off is determined to be taxable for U.S. federal income tax purposes, we, our stockholders, and Potlatch could incur significant U.S. federal income tax liabilities.

- We must abide by certain restrictions to preserve the tax-free treatment of the spin-off and may not be able to engage in desirable acquisitions and other strategic transactions following the spin-off.

**Risks Related to Ownership of Our Common Stock**

- There has been no prior market for our common stock, and we cannot guarantee that our stock price will not decline after the spin-off.

- A trading market may not develop for shares of our common stock, which could adversely affect the market price of those shares.

- Certain provisions of our certificate of incorporation and bylaws and of Delaware law will make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

**Other Information**

We were incorporated under the name Potlatch Forest Products Corporation in Delaware in October 2005 in connection with Potlatch's conversion into a real estate investment trust, or REIT. Prior to the spin-off, we will change our name to Clearwater Paper Corporation. Our principal executive offices are located at [●]. Our telephone number at that location is [●]. Our website address is [●]. The reference to our website is a textual reference only. We do not incorporate the information on our website into this information statement, and you should not consider any information on, or that can be accessed through, our website as part of this information statement.

Clearwater Paper™, Ancora® and Candesce® are or will be our trademarks or registered trademarks. This information statement also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.

## QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

**Q:  Why am I receiving this document?**

A:  Potlatch is delivering this document to you because you were a holder of Potlatch common stock at the close of business on the record date for the distribution of shares of our common stock. Accordingly, you are entitled to receive one share of our common stock for every [●] shares of Potlatch common stock that you held at 5:00 p.m., Eastern Time on the record date. No action is required for you to participate in the distribution. The distribution will take place on or about [●], 2008.

**Q:  Why is Potlatch separating our business and distributing our stock?**

A:  The separation of our business from Potlatch will provide each company with certain opportunities and benefits. For example, the spin-off will allow us to focus our attention and resources on our core pulp and paperboard and consumer products businesses and will allow Potlatch to concentrate its management and resources on its timber, harvest and log sale, real estate and wood products businesses. The spin-off will also allow the investment community to better evaluate the merits and future prospects of each company and will allow each company to realign its management structure to better focus on its product markets and business opportunities. Moreover, as a result of the spin-off, we will be able to invest any available excess cash flow from our business into growing that business without competing for capital with Potlatch's businesses and we will have direct access to the public capital markets. The spin-off will allow us to develop incentive programs to better attract and retain key employees through the use of stock-based and performance-based incentive plans that more directly link their compensation with our financial performance. For more information on the background and reasons for the spin-off, see "The Spin-off—Background and Reasons for the Spin-off" beginning on page 21.

**Q:  How will the spin-off work?**

A:  In connection with the spin-off, we will transfer our wood products operations, other than the lumber products operations located in Lewiston, Idaho, our real estate sales and development business and our harvest and log sale business, subject to certain of our liabilities, to a newly formed subsidiary, and distribute the equity of that subsidiary to Potlatch. We are retaining the lumber products operations in Lewiston, Idaho because they are integrated with our pulp and paperboard and tissue operations located at the same facility and it would therefore not be practical to divide ownership of this facility. After these transfers are completed, all of the shares of our common stock will be distributed to the stockholders of Potlatch on a pro rata basis. For more information, see the section entitled "The Spin-off—Transactions prior to the Spin-off" beginning on page 22 and "—Manner of Effecting the Spin-off" beginning on page 22.

**Q:  What businesses will we operate after the spin-off?**

A:  We will operate two primary businesses after the spin-off: our pulp and paperboard business and our consumer products business. Our pulp and paperboard business manufactures and markets bleached paperboard for the high-end segment of the packaging industry. Our pulp and paperboard business also produces bleached softwood market pulp, which is used as the basis for many paper products, and slush pulp, which it supplies to our consumer products business. Our consumer products business manufactures paper towels, bathroom and facial tissue, and napkins. We also produce lumber products at our lumber mill in Idaho, which also supplies wood chips to our pulp and paperboard business. For more information on our businesses, see the section entitled "Business" beginning on page 56.

**Q:  What will our relationship be with Potlatch after the spin-off?**

A:  Potlatch and our company will be separate, publicly owned companies. We will, however, enter into certain agreements with Potlatch to define our ongoing relationship after the spin-off. The agreements will define responsibility for obligations arising before and after the spin-off date, including obligations relating to our employees and taxes. Additionally, we have entered into log and fiber supply contracts with Potlatch for our Idaho facility and a transition services agreement under which we and Potlatch have agreed to provide transitional services to one another for a period after the spin-off. For additional information on our relationship with Potlatch after the spin-off, see "Our Relationship with Potlatch after the Spin-off" beginning on page 28.

**Q: When will the spin-off occur?**

A: We expect that Potlatch will distribute our shares of common stock on [●], 2008 to holders of record of Potlatch common stock at the close of business on the record date.

**Q: What is the record date for the spin-off?**

A: [●], 2008.

**Q: What do I have to do to participate in the spin-off?**

A: Nothing. You are not required to take any action to receive our common stock in the spin-off. No vote will be taken for the spin-off. If you own shares of Potlatch common stock as of the close of business on the record date, a book-entry account statement reflecting your ownership of our shares of common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [●], 2008.

**Q: How many shares of your common stock will I receive?**

A: Potlatch will distribute one share of our common stock for every [●] shares of Potlatch common stock you own as of the close of business on the record date. For example, if you own [●] shares of Potlatch common stock as of the close of business on the record date, you will receive [●] shares of our common stock in the spin-off. Based on approximately [●] million shares of Potlatch common stock that we expect to be outstanding on the record date, and the spin-off distribution ratio, Potlatch will distribute a total of approximately [●] million shares of our common stock.

**Q: Will Potlatch distribute fractional shares?**

A: No. In lieu of fractional shares of our common stock, stockholders of Potlatch will receive cash. Fractional shares you would otherwise be entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of our common stock. If you own less than [●] shares of Potlatch common stock on the record date, you will not receive any shares of our common stock in the spin-off, but you will receive cash in lieu of fractional shares.

**Q: What is book-entry?**

A: The book-entry system allows registered owners to hold their shares without the need for physical stock certificates. Holding shares in book-entry form eliminates the problems associated with paper certificates, such as storage and safety of certificates, and the requirement for physical movement of stock certificates at the time of sale or transfer of ownership. You will not receive a stock certificate representing your shares distributed pursuant to the spin-off. All distributed shares will be held in book-entry form.

**Q: Is the spin-off taxable for U.S. federal income tax purposes?**

A: Potlatch has requested a ruling from the U.S. Internal Revenue Service to the effect that the spin-off will be tax-free to Potlatch and to its U.S. common stockholders, except with respect to cash paid in lieu of fractional shares. See "The Spin-off—Important Federal Income Tax Consequences" beginning on page 23 for a more complete discussion of the U.S. federal income tax consequences of the spin-off to Potlatch stockholders.

**Q: How will the spin-off affect my tax basis in Potlatch common stock?**

A: Your tax basis in the Potlatch common stock will be allocated between the Potlatch common stock and our common stock received in the spin-off in proportion to their relative fair market values on the date of the spin-off. Within a reasonable time after the spin-off is completed, Potlatch will provide information to U.S. taxpayers to enable them to compute their tax bases in both Potlatch and our common stock and other information they will need to report their receipt of our common stock on their 2008 U.S. federal income tax return as a tax-free transaction. See "The Spin-off—Important Federal Income Tax Consequences" beginning on page 23 for a more complete description of the effects on your tax basis.

**Q: Where will I be able to trade your shares of common stock?**

A: Currently there is no public market for our common stock. Our common stock is expected to be authorized for listing on the New York Stock Exchange under the symbol "CLW." We anticipate that trading in shares of our common stock will begin on a "when-issued" basis on or around the record date and before the spin-off date, and that "regular-way" trading will begin on the first trading day after the distribution date. If trading does begin on a "when-issued" basis, you may purchase or sell our common stock after that time, but your transaction will not settle until after the spin-off date. Shares of our common stock will generally be freely tradable after the spin-off date.

**Q: Will the number of Potlatch shares I own change as a result of the spin-off?**

A: No. The number of shares of Potlatch common stock you own will not change as a result of the spin-off.

**Q: What will happen to the listing of Potlatch common stock?**

A: Nothing. Potlatch common stock will continue to be traded on the New York Stock Exchange under the symbol "PCH."

**Q: Will we have any debt after the spin-off?**

A: Yes. We expect to have outstanding $175 million of unsecured debt. We also expect to have borrowing capacity of $75 million under a secured revolving credit facility. For more information on our debt and credit facility, see the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization," and "Unaudited Pro Forma Condensed Combined Financial Statements."

**Q. Will I be paid any dividends on your common stock?**

A: We expect that following the spin-off, we will pay cash dividends on our common stock. The declaration and amount of any dividends, however, will be determined by our board of directors and will depend on our earnings after the spin-off, the restrictions contained in our debt agreements regarding the payment of dividends and any other factors that our board believes are relevant.

**Q: Whom do I contact for information regarding you and the spin-off?**

A: Before the spin-off, you should direct inquiries relating to the spin-off to:

Potlatch Corporation
Investor Relations
601 West First Avenue, Suite 1600
Spokane, WA 99201
Phone: (509) 835-1500
Email: investorinfo@potlatchcorp.com

After the spin-off, you should direct inquiries relating to an investment in our common stock to:

Clearwater Paper Corporation
[●]
[●]
Phone:    [●]
Email:    [●]

After the spin-off, the transfer agent and registrar for our common stock will be:

BNY Mellon Shareowner Services
480 Washington Blvd
Jersey City, NJ 07310
Phone:    (866) 593-2351

**RISK FACTORS**

You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of the risks described below relate principally to our business and the industry in which we operate, while others relate principally to the spin-off. The remaining risks relate principally to the securities markets generally and ownership of our common stock.

Our business, financial condition, results of operations or liquidity could be materially adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

**Risks Related to Our Business**

***Changes in the cost and availability of wood fiber used in production of our products may adversely affect our results of operations and cash flow.***

Wood fiber, primarily wood chips and sawdust, is the principal raw material for our pulp and paperboard products and, in 2007, accounted for 35% of our total costs of production. Wood chip and sawdust prices are at historically high levels. For example, our average cost per ton of wood chips and sawdust increased by 3%, from approximately $132 per ton in 2005 to approximately $136 per ton in 2006, and by 20% to approximately $163 per ton in 2007. In the first three months of 2008, we experienced even higher costs, averaging approximately $198 per ton. In the event we are not able to pass increases in wood fiber costs along to our customers, our operating results would be significantly harmed.

Much of the wood fiber we use in our pulp manufacturing process is the by-product of lumber mill operations, particularly in Idaho. As a result, the price of these residual wood fibers is affected by operating levels in the lumber industry. Prices for these residual fibers are currently very high, largely because of limited supplies due to the slowdown or shutdown of lumber mill operations in the United States as a result of the home construction market downturn. The price of wood fiber is expected to remain high until the housing market recovers and lumber mill operations increase. In addition, we have had to locate new suppliers as some of the suppliers located near our Idaho facility have ceased operations, which has resulted in increased costs to us for transporting wood fiber to our Idaho facility. If we are not able to obtain wood fiber at favorable prices or at all, our financial results and operations would be materially adversely affected.

***The cost of energy and chemicals needed for our manufacturing processes significantly affects our business.***

Energy costs, including costs for natural gas and purchased electricity, accounted for approximately 9% of our total production costs in 2007 and 10% in the first quarter of 2008. While we produce internally a significant portion of the steam and electricity we consume at our Idaho facility, our energy costs have been rising. Our expenses for energy used in our manufacturing processes were $89.8 million in 2007, 5% higher than the $85.8 million we spent in 2006. In periods of high energy prices, market conditions may prevent us from passing higher energy costs on to our customers through price increases, and therefore increased costs could adversely affect our operating results. We purchase on the open market a substantial portion of the natural gas necessary to produce our products, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. Our energy costs in future periods will depend principally on our ability to produce a substantial portion of our electricity needs internally, on changes in market prices for natural gas and on reducing energy usage.

The supply of energy may be adversely affected by, among other things, hurricanes and other natural disasters or an outbreak or escalation of hostilities between the United States and any foreign power and, in particular, events in the Middle East. Any significant shortage or significant increase in our energy costs in circumstances where we cannot raise the price of our products could have a material adverse effect on our business, financial condition and results of operations. Any disruption in the supply of energy could also affect our ability to meet customer demand in a timely manner and could harm our reputation. Furthermore, we may be required to post letters of credit or other financial assurance obligations with certain of our natural gas suppliers, which could limit our financial flexibility.

We also use a variety of chemicals in our manufacturing processes, including latex and polyethylene, many of which are petroleum-based chemicals. Prices for these chemicals have been and are expected to remain volatile. Recently, a supplier announced two separate price increases of the chemicals that we purchase from it, for an aggregate price increase of 50% in 2008. In addition, chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to supply shortages and cost increases, ration the amount of chemicals available to us, and therefore we may not be able to obtain at favorable prices the chemicals we need to operate our business, if we are able to obtain them at all. Finally, certain specialty chemicals that we purchase are available only from a small number of suppliers. If any of these suppliers were to cease operations or cease doing business with us, we may be unable to obtain such chemicals at favorable prices, if at all.

***Cyclical industry conditions have in the past affected and may continue to adversely affect the operating results and cash flow of our pulp and paperboard business.***

The pulp and paperboard industries are highly cyclical. Historically, economic and market shifts, fluctuations in manufacturing capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volumes and margins for our pulp and paperboard products. The length and magnitude of industry cycles have varied over time, but generally reflect changes in macroeconomic conditions and levels of industry manufacturing capacity. Pulp and most of our paperboard products are commodities that are widely available from other producers. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand.

Industry supply of pulp and paperboard products is primarily influenced by fluctuations in available manufacturing capacity. When manufacturing capacity is increased, there may be an oversupply of products in our industry which results in a weak pricing environment. During periods of oversupply, some producers may choose to idle or permanently close individual machines or entire mills. Alternatively, some producers may choose to continue to operate at a loss, sometimes even a cash loss, which could prolong weak pricing environments. Oversupply can also result from producers introducing new capacity in response to favorable short-term pricing trends.

Industry supply of pulp and paperboard products is also influenced by overseas production capacity, which has grown in recent years and is expected to continue to grow. While the weakness of the U.S. dollar has mitigated the levels of imports in recent years, strengthening of the U.S. dollar in the future could result in an increase in imports of pulp and paperboard products, putting downward pressure on prices. Variations in the exchange rates between the U.S. dollar and other currencies may significantly affect our competitive position by making it more attractive for foreign producers to restart closed mills or increase production capacity.

The overall levels of demand for pulp and paperboard products reflect fluctuations in levels of end-user demand, which depend in part on general macroeconomic conditions in North America and worldwide. The market prices for pulp have increased recently, driven, in part, by increased demand for pulp from China. If demand for pulp and paperboard products decreases, the market price for these products will likely decrease.

Prices for our pulp and paperboard products are driven by many factors outside of our control, and we have little influence over the timing and extent of price changes. As a result, the price for any one or more of these products may fall below our production costs, requiring us to either incur losses on product sales or cease production at one or more of our manufacturing facilities. Our profitability with respect to these products depends on our ability to manage our cost structure, particularly wood fiber, chemical and energy costs, which represent the largest components of our operating costs and can fluctuate based upon factors beyond our control. If the prices of, or demand for, our pulp and paperboard products decline, or if our wood fiber, chemical, energy or other key production costs increase, or both, our sales and operating results could be materially and adversely affected.

***Our consumer products business receives a substantial portion of its net sales from three customers, and the loss of, or a significant reduction in, orders from any of these customers would adversely affect our operating results and financial condition.***

Our consumer products segment derived 59% of its net sales in 2007, and we derived 23% of our total net sales in 2007, from three customers. Sales to these three customers have represented more than 58% of segment net sales in each of the last three fiscal years. We do not have long-term contracts with any of these customers that ensure a continuing level of business from them. Our agreements with these customers are not exclusive and do not contain minimum volume commitments.

Our relationships with these three customers will depend on our ability to continue to meet their needs for quality products at competitive prices. If we lose one of these customers or if we experience a significant decline in the level of purchases by any of them, we would not be able to quickly replace the lost business volume and our operating results and business would be harmed.

***Intense competition could prevent us from increasing or sustaining our net sales and profitability.***

The markets for our products are highly competitive, and companies that have substantially greater financial resources than we do compete with us in each market. Some of our competitors have advantages over us, including lower raw material and labor costs.

Our ability to successfully compete in the pulp and paperboard industry is influenced by a number of factors, including manufacturing capacity, general economic conditions and the availability and demand for paperboard substitutes. Our pulp and paperboard business competes with International Paper, MeadWestvaco, Georgia Pacific, Rock-Tenn and international producers, most of whom are much larger than us. Any increase in manufacturing capacity by any of these producers could result in overcapacity in the pulp and paperboard industry, which could cause downward pressure on pricing. In addition, customers could choose to use types of paperboard that we do not produce or could rely on alternative materials, such as plastic, for their products. An increased supply of any of these products could cause us to lower our prices or lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

Our consumer products business faces competition from companies that produce the same type of products that we produce or that produce alternative products that customers may use instead of our products. Our consumer products business competes with the large branded tissue products producers, such as Procter & Gamble, and branded label producers who manufacture branded and private label products, such as Georgia-Pacific and Kimberly-Clark. These companies are far larger than us, have much greater sales, marketing and research and development resources than we do, and enjoy significant cost advantages due to economies of scale. Because of their size and resources, these companies may foresee market trends more accurately than we do and develop new technologies that render our products less attractive or obsolete. Further, none of these companies has aggressively pursued the grocery channel of the at-home private label tissue segment into which we sell most of our tissue products. If any of them elected to do so, our results of operations and financial condition could be materially adversely affected.

***Increases in our freight costs could have a material adverse effect on the gross margins of our business.***

Our business, primarily our consumer products business, is substantially dependent on freight services to transport our products to our customers and deliver raw materials to us. The costs of these freight services are affected by increasing fuel prices. In recent months, we have incurred increased fuel surcharges, which are over and above the standard price quoted for these services. We have not been in the past and may not in the future be able to pass along part or all of these fuel surcharges to our customers. If we are unable to increase our prices to respond to increased fuel costs charged to us by our transportation providers, our gross margins may be materially adversely affected.

*We depend on third parties for certain transportation services and any disruption in these services may have a material adverse effect on our business.*

We rely primarily on third parties for transportation of our products to our customers and transportation of our raw materials to us. If any of our transportation providers fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products on a timely basis. Shipments of products and raw materials may be delayed due to weather conditions, strikes or other events. Any failure of a third-party transportation provider to deliver raw materials or products in a timely manner could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our business, financial condition and results of operations.

*We are subject to significant environmental regulation and environmental compliance expenditures, which could increase our costs and subject us to liabilities.*

We are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges and solid and hazardous waste management. Compliance with these laws and regulations is a significant factor in our business. We expect to continue to incur significant capital and operating expenditures to maintain compliance with applicable environmental laws and regulations.

Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions. We may be liable under environmental laws for cleanup and other costs and damages, including tort liability, resulting from past or present spills or releases of hazardous or toxic substances on or from our mills. Liability under these laws may be imposed without regard to whether we knew of, or were responsible for, the presence of such substances on our property, and, in some cases, may not be limited to the value of the property.

We believe that our facilities are currently in substantial compliance with applicable environmental laws and regulations. We cannot assure you, however, that situations that may give rise to material environmental liabilities will not be discovered or that the enactment of new environmental laws or regulations or changes in existing laws or regulations will not require significant expenditures by us. There can be no assurance that internally generated funds or other sources of liquidity and capital will be sufficient to fund unforeseen environmental liabilities or expenditures. For a further discussion of environmental laws and regulations that affect our business, including the capital expenditures required for environmental compliance, see "Business—Environmental" beginning on page 68.

*Our business and financial performance may be harmed by future labor disruptions.*

As of June 30, 2008, 66% of our workforce is unionized. Our contract with the hourly employees at our lumber products facility and the Number 4 power boiler at our Idaho facility, who are represented by the International Association of Machinists and Aerospace Workers, expired on May 31, 2008. Those employees currently continue to work without a union contract in place while discussions between us and the union continue. During 2009, one collective bargaining agreement will expire covering approximately 245 employees. As a result, there is a risk of work stoppage due to strikes or walkouts. Any significant work stoppage as a result of failure to successfully negotiate new collective bargaining agreements could have a material adverse effect on our business, financial condition and results of operations.

### *Any interruption in the operations of our facilities may affect our operating performance.*

Our pulp and paperboard mills require annual shutdowns to perform major maintenance. We generally schedule shutdowns of our Idaho pulp and paperboard mill for up to a week each year. Scheduled shutdowns of our Arkansas pulp and paperboard mill occur every 18 months and typically last up to a week. These scheduled shutdowns of our pulp and paperboard mills result in decreased sales and increased costs in the quarter in which the shutdown occurs.

Unexpected production disruptions could also cause us to shut down any of our mills. Those disruptions could occur due to any number of circumstances, including shortages of raw materials, disruptions in the availability of transportation, labor disputes and mechanical or process failures. In addition, the geographic areas where our production is located and where we conduct our business may be affected by natural disasters, including snow and ice storms, forest fires and flooding. Any mill shutdowns may be followed by prolonged startup periods, regardless of the reason for the shutdown. Those startup periods could range from several days to several weeks, depending on the reason for the shutdown and other factors. Furthermore, during periods of weak demand for our products, we have in the past and may in the future experience market-related downtime. The shutdown of any of our mills for a substantial period of time for any reason could have a material adverse effect on our results of operations.

### *Our business will suffer if we are unable to effectively respond to changes in demand for some of our products.*

We have in the past and may in the future experience changes in demand for our products. Our ability to compete successfully depends on our ability to adjust to increases and decreases in demand. For example, our consumer products business is currently experiencing a high demand for napkins and we have had to outsource part of our napkin production to a third party, which increases our costs. If we are unable to implement our business strategies to respond to changes in demand, we may need to limit deliveries of some orders for existing customers, which would harm our reputation and our long-term relationships with these customers. Alternatively, if we experience a decrease in demand for certain products, we may incur significant costs in revising our manufacturing plan and restructuring our manufacturing equipment. If we are not able to respond to changes in demand for our products in a timely manner, our financial position and results of operations will be adversely affected.

### *We will have significant indebtedness and future federal and state deferred tax liabilities after the spin-off, which will require a significant amount of cash to service and pay. If we are unable to generate sufficient cash to pay our obligations or fund our liquidity needs, our business may be materially adversely affected.*

We expect that immediately after the spin-off, our long-term indebtedness will be approximately $175 million. Our ability to make payments on, to refinance our indebtedness and to fund capital expenditures, acquisitions and development efforts, will depend on our ability to generate cash. A number of factors that affect our ability to generate cash are beyond our control, including economic, financial, competitive and other factors.

We currently have a deferred tax liability of approximately $111.6 million with respect to the difference between the book and tax basis of our fixed assets. It is anticipated that this liability will become a current tax liability at the rate of approximately $10 million per year. In addition, we have other less significant deferred tax balances relating to temporary differences that will impact current taxes payable in future periods.

Based on our current level of operations, we believe our cash flow from operations and available borrowings under our new revolving credit facility will be adequate to meet our liquidity needs for the near future. However, we cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under our new revolving credit facility in amounts sufficient to enable us to service our indebtedness, including our notes, our additional tax liabilities or other liquidity needs or that there will not be material adverse developments in our business, liquidity or capital requirements. If our future cash flows from operating activities and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay business activities, sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt. We cannot assure you that we would be able to implement any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of future debt financings could involve restrictive covenants that limit our ability to pursue these alternatives.

### Risks Relating to the Spin-off

#### *Our financial information may not be fully representative of our results as a stand-alone public company.*

Potlatch did not account for us, and we were not operated, as a stand-alone public company for the periods presented in our combined financial statements included in this information statement. Our combined financial statements have been carved out from Potlatch's consolidated financial statements and reflect assumptions and allocations made by Potlatch and prescribed by generally accepted accounting principles. Our combined financial statements do not fully represent what our financial position, results of operations and cash flow would have been had we operated as a stand-alone public company during the periods presented. We have not made adjustments to reflect the many significant changes that will occur in our capital structure, cost structure, funding and operations as a result of our separation from Potlatch, including the debt and interest expense we will have, increased costs associated with reduced economies of scale and other costs associated with being a stand-alone public company. As a result, the historical and pro forma information included in this information statement is not necessarily indicative of what our financial position, results of operations and cash flow may be following the separation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Statements" and our combined financial statements and notes thereto included elsewhere in this information statement.

#### *We have not previously operated as an independent, public company.*

We have not previously operated as an independent, public company and our management has no experience, as a group, in operating our business as a stand-alone entity. Following the spin-off, we will be fully responsible for arranging our own funding, managing all of our own administrative and employee arrangements and supervising all of our legal and financial affairs, including publicly reported financial statements. We will adopt separate stock-based and performance-based incentive plans for our employees and will develop our own compliance and administrative procedures necessary for a publicly held company. We anticipate that our success in these endeavors will depend substantially upon the ability of our senior management and other key employees to work together. Accordingly, we cannot assure you that as an independent company our aggregate results of operations will continue at the same level. Additionally, we depend on our senior management. The loss of services of members of our senior management team could adversely affect our business until suitable replacements can be found. There may be a limited number of persons with the requisite skills to serve in these positions and we may be unable to locate or employ qualified personnel on acceptable terms. In addition, our future success requires us to continue to attract and retain competent personnel.

#### *The requirements of being a stand-alone public company will increase certain of our costs and require significant management focus.*

As a stand-alone public company, we will incur significant legal, accounting and other expenses associated with compliance-related and other activities. The Sarbanes-Oxley Act of 2002, related SEC rules and the New York Stock Exchange, or NYSE, regulate corporate governance practices of public companies. We have had no experience as, and our management has limited experience managing, a public company, and our separation from Potlatch will result in loss of access to Potlatch's resources and experience in this area. Compliance with these requirements will also result in other costs and obligations and make some activities more time-consuming. For example, in connection with the spin-off, we will create new board committees and will adopt internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements and other securities law compliance measures. Under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K for the first full fiscal year after the spin-off, we will need to document and test our internal control procedures and our management will need to assess and report on our internal control over financial reporting. Furthermore, if we identify any issues in complying with those requirements, we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions. Our prospects must be considered in light of the risks, difficulties and expenses encountered by newly public companies. Costs to obtain director and officer liability insurance will contribute to our increased costs. As a result of the associated liability, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements.

***The transition services Potlatch will provide to us following the spin-off may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our agreements with Potlatch expire.***

For a limited period of time following the spin-off, Potlatch has agreed to provide certain transition services to us, including employee benefits administration and payroll, management information systems services, and treasury and accounting services.

After the expiration of the transition services agreement, we may not be able to replace the transition services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those we will receive from Potlatch under this agreement. While transition services are being provided by Potlatch to us, our operational flexibility to modify or implement changes with respect to the services covered will be limited.

Potlatch historically has provided us, directly or through its own vendor relationships, with insurance coverage, banking services, health and other insurance benefits for our employees and employee benefit plans, as well as with its expertise in certain areas of our operations. After the spin-off, we will be responsible for securing all of our own management, financing, legal and other similar resources.

Although we have made arrangements to replace portions of the services currently provided by Potlatch, we may encounter difficulties replacing other services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect. See "Our Relationship with Potlatch after the Spin-off " beginning on page 28.

***The terms of agreements that we will enter into with Potlatch in connection with the spin-off will be established at a time when we are a wholly owned subsidiary of Potlatch and, accordingly, the terms of these agreements may not be as favorable to us as they might have been had they been negotiated by persons fully independent of Potlatch.***

In connection with the spin-off, we will enter into various agreements with Potlatch regarding our relationship with Potlatch following the spin-off, including a separation and distribution agreement, transition services agreement, employee matters agreement, tax sharing agreement, lease and option agreement and supply agreements. These agreements address important matters, such as allocation of assets, liabilities, rights, indemnifications and other obligations between Potlatch and us. While we believe these agreements reflect market terms and the pricing provisions of our supply agreements are based on market pricing, the terms of these agreements were negotiated while we were a wholly owned subsidiary of Potlatch. Therefore, these agreements may not be as favorable to us as they might have been had they been negotiated by persons with no relationship to Potlatch.

***If the spin-off is determined to be taxable for U.S. federal income tax purposes, we, our stockholders, and Potlatch could incur significant U.S. federal income tax liabilities.***

Potlatch has applied for a private letter ruling from the Internal Revenue Service, or IRS, that the spin-off will qualify for tax-free treatment under applicable sections of the Code. In addition, Potlatch will receive an opinion from tax counsel that the spin-off so qualifies. The IRS ruling and the opinion will rely on certain representations, assumptions, and undertakings, including those relating to the past and future conduct of our business, and neither the IRS ruling nor the opinion would be valid if such representations, assumptions, and undertakings were incorrect. Moreover, the IRS private letter ruling will not address all the issues that are relevant to determining whether the spin-off will qualify for tax-free treatment. Notwithstanding the IRS private letter ruling and opinion, the IRS could determine that the spin-off should be treated as a taxable transaction if it determines that any of the representations, assumptions, or undertakings that were included in the request for the private letter ruling are false or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the IRS ruling.

If the spin-off fails to qualify for tax-free treatment, Potlatch would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value, and our initial public stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. Under the tax sharing agreement between Potlatch and us, we will generally be required to indemnify Potlatch against (1) any tax resulting from the spin-off (including any tax that would result if Potlatch were to fail to qualify as a REIT, as a result of income recognized by Potlatch if the spin-off were determined to be taxable) to the extent that such tax resulted from an issuance of our equity securities, a redemption of our equity securities, or our involvement in other acquisitions of our equity securities, (2) other actions or failures to act by us, or (3) any of our representations or undertakings being incorrect or violated. For a more detailed discussion, see the section entitled "Our Relationship with Potlatch after the Spin-off—Tax Sharing Agreement" beginning on page 31. Our indemnification obligations to Potlatch and its subsidiaries, officers, and directors are not limited by any maximum amount. If we are required to indemnify Potlatch or such other persons under the circumstances set forth in the tax sharing agreement, we may be subject to substantial liabilities.

***We must abide by certain restrictions to preserve the tax-free treatment of the spin-off and may not be able to engage in desirable acquisitions and other strategic transactions following the spin-off.***

To preserve the tax-free treatment of the spin-off to Potlatch and its stockholders, under a tax sharing agreement that we will enter into with Potlatch, for the [●] year period following the distribution, we may be prohibited, except in specified circumstances, from:

- issuing equity securities to satisfy financing needs;

- acquiring businesses or assets with equity securities; or

- engaging in mergers or asset transfers that could jeopardize the tax-free status of the distribution.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. For more information, see the sections entitled "The Spin-off—Important Federal Income Tax Consequences" beginning on page 23.

**Risks Related to Ownership of Our Common Stock**

***There has been no prior market for our common stock, and we cannot guarantee that our stock price will not decline after the spin-off.***

There has been no prior trading market for our common stock, and we cannot predict the price at which our common stock will trade after the spin-off date. The price at which our common stock trades is likely to fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

- our financial results;

- developments generally affecting the pulp, paperboard and tissue industries;

- the performance of each of our three business segments;

- our capital structure, including the amount of our indebtedness;

- general economic, industry and market conditions;

- the depth and liquidity of the market for our common stock;

- fluctuations in currency exchange rates;

- our dividend policy;

- investor perception of our business and us; and

- the impact of the factors referred to elsewhere in "Risk Factors."

In addition, the stock market regularly experiences significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

***A trading market may not develop for shares of our common stock, which could adversely affect the market price of those shares.***

There is currently no trading market for shares of our common stock. We intend to apply to have our shares of common stock listed on the NYSE under the symbol "CLW." However, there can be no assurance that a trading market for our shares will develop or be sustained after the completion of the spin-off.

***Certain provisions of our certificate of incorporation and bylaws and of Delaware law will make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.***

Certain provisions of our certificate of incorporation and bylaws and of Delaware law may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our stockholders. These provisions include, among other things, the following:

- a classified board of directors with three-year staggered terms;

- the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

- stockholder action can only be taken at a special or regular meeting and not by written consent;

- advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;

- removal of directors only for cause and only by a supermajority vote;

- allowing only our board of directors to fill vacancies on our board of directors; and

- supermajority voting requirements to amend our bylaws and certain provisions of our certificate of incorporation.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met. For more information, see "Description of Capital Stock" beginning on page 79.

# FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

- the impact of the spin-off;
- the terms of our agreements with Potlatch;
- raw material, energy and other costs;
- our product mix of our sales and sources of our net sales;
- our company strategies;
- our costs and expenses;
- general economic conditions in the United States and internationally;
- changes in exchange rates between the U.S. dollar and other currencies;
- the competitive environment;
- changes in laws, regulations or industry standards affecting our business;
- our tax ruling requested from the IRS;
- fluctuations in the market for our equity and debt instruments; and
- the elements of our executive compensation program.

In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "predict," "potential," "project," "plan," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this information statement in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this information statement. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this information statement and our registration statement on Form 10 and the documents that we reference therein and have filed as exhibits to the registration statement, of which this information statement is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

## Industry Data

This information statement contains statistical data that we obtained from industry publications and reports generated by RISI, Inc. and Information Resources, Inc. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

**THE SPIN-OFF**

**Background and Reasons for the Spin-off**

The board of directors of Potlatch regularly reviews the various businesses conducted by Potlatch to ensure that resources are deployed and activities are pursued in the best interests of its stockholders. On April 17, 2008, Potlatch announced that its board of directors authorized management to evaluate a potential tax-free spin-off of our businesses and on July 17, 2008, Potlatch announced that its board of directors preliminarily approved the distribution of our common stock to Potlatch's stockholders in a tax-free spin-off. This preliminary approval is subject to receipt of a favorable ruling from the IRS that the spin-off will qualify for tax-free treatment by Potlatch stockholders and final approval by the Potlatch board of directors. In making the determination to spin off our business, the board of directors of Potlatch acknowledged that the principal focus of Potlatch is on enhancing its position as a REIT. Potlatch owns approximately 1.7 million acres of forestland in Arkansas, Idaho, Minnesota and Wisconsin and expects to derive most of its income from, and devote most of its available capital to, its investments in forestland. The board of directors recognized that the spin-off would permit us to focus our attention and financial resources on our pulp and paperboard and consumer products businesses.

Our business and the businesses of Potlatch have distinct operational and financial characteristics. We are focused on manufacturing and selling premium bleached paperboard for the high-end segment of the packaging industry, softwood market pulp and slush pulp, which is used as a basis for our paper and tissue products. We are also focused on our consumer products business which manufactures at-home tissue products, such as facial and bath tissue, paper towels and napkins, which are sold on a private label basis. Potlatch is focused on enhancing its position as a REIT and using its investments in approximately 1.7 million acres of forestland to generate its income.

In the future, we and Potlatch expect significantly different business challenges. In order to be successful as a REIT, Potlatch must concentrate on the management of its forestland. In order for our business to be successful as a pulp, paperboard and consumer tissue manufacturing company, we must find ways to maximize efficiencies in operating our manufacturing facilities and expanding our business.

Our business represented approximately 71% of Potlatch's consolidated net sales in the year ending December 31, 2007, and has required substantial attention from Potlatch's senior management, who must understand the markets, customer bases and manufacturing challenges for each of its businesses in order to make decisions with respect to those businesses. Within Potlatch, our business has competed with the other more traditional timber REIT businesses for management attention and capital.

We and Potlatch believe that our separation from Potlatch will provide both companies with certain opportunities and benefits, including the following:

- *Business and Management Focus.* Each company will be better able to focus its attention and resources on its own distinct core businesses and challenges so that it can pursue the most appropriate long-term growth opportunities and business strategies. Each company will be able to realign its management structure to better focus on its product markets and business opportunities.

- *Capital Flexibility.* In the future, each company will be able to invest its available cash flow into the growth of its business, and we will not have to compete with the Potlatch businesses for available capital. In addition, both we and Potlatch will be able to allocate capital and tailor our respective capital structures in a manner that is more closely connected to the cycles, volatility and needs of our particular business. We will also have direct access to the public capital markets to allow us to seek financing for our operations and growth.

- *Employee Incentives.* Both companies will be able to develop more focused incentive programs to better attract and retain key employees through the use of stock and performance-based incentive plans. These plans will be designed to reward employees based on each company's performance against a more comparable peer group.

- *Market Recognition.* The investment community, including analysts, stockholders and prospective investors in each company, will be better able to evaluate the merits and future prospects of each company, thereby enhancing the likelihood that each company will receive appropriate market recognition of its performance and potential. This should improve the equity valuation of each company, thereby allowing each company to pursue acquisitions more aggressively and issue equity-based compensation more efficiently.

## Transactions Prior to the Spin-off

We were formed in 2005 under the name Potlatch Forest Products Corporation in connection with Potlatch's REIT conversion on January 1, 2006. In connection with the REIT conversion, Potlatch transferred to Potlatch Forest Products Corporation 13 manufacturing facilities that produce bleached pulp products, including paperboard and tissue products, and wood products, as well as Potlatch's harvest and log sale and real estate sales and development businesses. In addition, Potlatch Forest Products Corporation assumed approximately $335 million of Potlatch's indebtedness to third parties, which we refer to as the REIT Conversion Indebtedness.

Prior to the spin-off, we will form a subsidiary, NewCo, and transfer the wood products operations, other than the lumber products operations located in Lewiston, Idaho, the real estate sales and development business and the harvest and log sale business to NewCo. We will retain the pulp and paperboard and consumer tissue operations and the lumber mill in Lewiston, Idaho. We are retaining this single lumber mill because its operations are integrated with our pulp and paperboard and tissue operations located at the same manufacturing site. We will then distribute all outstanding equity of NewCo to Potlatch.

Also, prior to the spin-off, we will refinance a portion of the liabilities that Potlatch Forest Products Corporation originally assumed in connection with Potlatch's REIT conversion as follows:

- First, Potlatch will assume approximately $162 million of the REIT Conversion Indebtedness, and NewCo will assume the remainder of that indebtedness that is still outstanding at the time;

- Second, in exchange for Potlatch's assumption of approximately $162 million of the REIT Conversion Indebtedness, we plan to transfer to Potlatch the net proceeds from our planned $175 million debt incurrence, less $5 million that we will retain and less approximately $8 million of debt issuance costs. We will be the sole obligor on this debt.

Our combined financial statements included in this information statement have been carved out from Potlatch's consolidated financial statements under generally accepted accounting principles and reflect only the assets, liabilities and operating results of the businesses that we will hold following the spin-off. Accordingly, our combined financial statements do not reflect assets and liabilities referred to above that will not be part of our business at the time of the spin-off or the operating results of businesses that will be transferred to Potlatch prior to the spin-off.

## Manner of Effecting the Spin-off

The general terms and conditions relating to the spin-off are set forth in the separation and distribution agreement between Potlatch and us. For a description of that agreement, see "Our Relationship with Potlatch after the Spin-off—Separation and Distribution Agreement" beginning on page 28.

On the distribution date, Potlatch will effect the spin-off by delivering all of the outstanding shares of our common stock to BNY Mellon, as spin-off agent, for distribution to the holders of record of Potlatch common stock at the close of business on the record date. The distribution will be made in book-entry form on the basis of one share of our common stock for every [●] shares of Potlatch common stock held on the record date of [●], 2008.

A book-entry account statement reflecting your ownership of whole shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about [●], 2008. You will receive a check, or a credit to your brokerage account, for the cash equivalent of any fractional shares you otherwise would have received in the spin-off. The distribution agent will, on or after the distribution date, aggregate and sell all of those fractional interests on the open market at then applicable market prices and distribute the aggregate proceeds ratably to Potlatch stockholders otherwise entitled to those fractional interests. Potlatch will pay all brokers' fees and commissions in connection with the sale of fractional interests. If you own less than [●] shares of common stock of Potlatch on the record date, you will not receive any shares of our stock in the spin-off, but you will receive cash in lieu of fractional shares. See "The Spin-off—Important Federal Income Tax Consequences" for a discussion of the U.S. federal income tax treatment of proceeds from fractional shares.

**Results of the Separation and Spin-off**

After the spin-off, we will be an independent public company owning and operating our pulp and paperboard and consumer products businesses and our lumber operations in Lewiston, Idaho. Immediately after the spin-off, we expect to have approximately [●] holders of shares of our common stock and approximately [●] million shares of our common stock issued and outstanding based on the spin-off ratio described above and the anticipated number of beneficial stockholders and outstanding Potlatch shares on [●], 2008, the record date. The actual number of shares to be distributed will be determined based on the number of Potlatch shares outstanding on the record date.

The spin-off will not affect the number of outstanding Potlatch shares or any rights of Potlatch stockholders, although it may affect the market value of the outstanding Potlatch common shares.

**Important Federal Income Tax Consequences**

The following summary discusses material U.S. federal income tax consequences to certain Potlatch stockholders who receive our stock in the spin-off. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, published positions of the IRS, judicial decisions and other applicable authorities, all as currently in effect, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change could affect the accuracy of this discussion. The discussion does not address the effects of the spin-off under any state, local, or foreign tax laws. The discussion assumes that Potlatch stockholders hold their Potlatch common stock, and will hold our stock, as capital assets within the meaning of Section 1221 of the Code. Further, the discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his, her, or its personal investment circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws such as:

- insurance companies;
- tax-exempt organizations;
- dealers in securities or foreign currency;
- banks or trusts;
- cooperatives;
- foreign individuals
- foreign entities and their owners, stockholders, partners, or beneficiaries;
- persons that hold Potlatch common stock as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction;
- persons that have a functional currency other than the U.S. dollar;
- investors in pass-through entities;
- holders who acquired their Potlatch common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or
- holders of options or restricted shares granted under any Potlatch benefit plan.

**YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE SPIN-OFF, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS, IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.**

Potlatch has applied for a ruling from the IRS to the effect that the pre-spin-off separation transactions and the spin-off of our common stock to Potlatch's stockholders will qualify as tax-free transactions under Sections 368(a)(1)(D) and 355 of the Code. This ruling, if received, will provide that for U.S. federal income tax purposes:

- Potlatch will not recognize any gain or loss upon the separation transactions or the spin-off;

- except as discussed below with respect to cash received in lieu of fractional shares of our stock, no gain or loss will be recognized by, or be included in the income of, a holder of Potlatch common stock solely as the result of the receipt of our common stock in the spin-off;

- the aggregate tax basis of the Potlatch common stock and our common stock in the hands of Potlatch stockholders immediately after the spin-off will be the same as the tax basis of the Potlatch common stock immediately before the spin-off, allocated between the Potlatch common stock and our common stock in proportion to their relative fair market values on the date of the spin-off;

- the holding period of our common stock received by Potlatch stockholders will include the holding period of their Potlatch common stock, provided that such Potlatch common stock is held as a capital asset on the date of the spin-off; and

- stockholders of Potlatch who receive cash from the spin-off agent in lieu of fractional shares will recognize gain or loss on the sale of the fractional share interest in an amount equal to the difference between the cash received and the stockholder's tax basis in the fractional share interest. The gain or loss will be capital gain or loss to the stockholder provided the fractional share interest is a capital asset in the hands of the stockholder.

Although a ruling relating to the qualification of the separation of our business from Potlatch and spin-off of our common stock to Potlatch stockholders as a tax-free transaction is generally binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions. Under its current policy, the IRS will not issue a ruling that three key requirements for a tax-free Section 355 spin-off are met. Specifically, the IRS will not rule that a spin-off was effected for a valid business purpose, that the spin-off does not constitute a device for the distribution of earnings and profits, or that the spin-off is not part of a plan described in Section 355(e) of the Code, which is described below. Instead, Potlatch represented to the IRS that there is a valid business purpose for the spin-off, the spin-off is not being used as a device for the distribution of earnings and profits and that the spin-off is not part of a plan described in Section 355(e) of the Code. If the factual representations and assumptions are incorrect or inaccurate in any material respect, the ruling could be retroactively revoked or modified by the IRS. Neither we nor Potlatch are aware of any facts or circumstances that would cause any of such representations and assumptions to be untrue or incomplete in any material respect.

In connection with obtaining the ruling, Potlatch expects to obtain an opinion from tax counsel regarding legal conclusions supporting certain representations made to the IRS. The opinion will be expressed as of the date issued and will not cover subsequent periods. Further, the opinion of counsel will be based on, among other things, current law and certain assumptions and representations as to factual matters made by Potlatch, which if incorrect in certain material respects would jeopardize the conclusions reached by counsel in its opinion. Potlatch and we are not currently aware of any facts or circumstances that would cause such assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by counsel in its opinion. Counsel will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented, or assumed, or of any subsequent change in applicable law. The opinion of counsel will not bind the courts or the IRS, nor will they preclude the IRS from asserting a position contrary to those expressed in the opinion.

If the spin-off does not qualify as a tax-free transaction, Potlatch would recognize taxable gain equal to the excess of the fair market value of our common stock distributed to Potlatch stockholders over Potlatch's tax basis in our common stock. Such gain could cause Potlatch to fail to qualify as a REIT, in which case: (i) Potlatch would be subject to corporate-level tax, including any applicable alternative minimum tax on its taxable income at regular corporate tax rates (currently up to 35 percent); and (ii) Potlatch would be disqualified from reelecting to be taxed as a REIT during the four years following the year in which it failed to qualify as a REIT. As a result, Potlatch could be subject to substantial tax liability if the failure of the spin-off to qualify for tax-free treatment causes Potlatch to fail to qualify as a REIT. In addition, each stockholder who receives our common stock in the spin-off would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received, including any fractional share sold on behalf of the stockholder. Such stockholder would be taxed on the full value of our shares that he or she received (without reduction for any portion of his, her or its tax basis in Potlatch shares) as a dividend for U.S. federal income tax purposes and possibly for purposes of state and local tax law to the extent of his or her pro rata share of Potlatch's current and accumulated earnings and profits (including Potlatch's taxable gain on the spin-off).

Under current law, assuming certain holding period requirements are met, non-corporate United States taxpayers are subject to U.S. federal income tax on dividends at a maximum rate of 15 percent. Under current law, individual citizens or residents of the United States are subject to U.S. federal income tax on long-term capital gains, that is, capital gains on assets held for more than one year, at a maximum rate of 15 percent.

Even if the spin-off otherwise qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code, it may be disqualified as tax-free to Potlatch under Section 355(e) of the Code if 50 percent or more of Potlatch's stock or our stock is acquired or issued as part of a plan or series of related transactions that includes the spin-off. For this purpose, any acquisitions or issuances of Potlatch's stock within two years before the spin-off, and any acquisitions or issuances of Potlatch's stock or of our common stock within two years after the spin-off, are presumed to be part of such a plan, although we or Potlatch may be able to rebut that presumption. We are not aware of any acquisitions or issuances of Potlatch's stock within the two years before the spin-off that must be taken into account for purposes of Section 355(e) of the Code. If an acquisition or issuance of our stock or Potlatch's stock would cause Section 355(e) of the Code to apply, Potlatch would recognize taxable gain as described above, but the spin-off would generally remain tax-free to each Potlatch stockholder. Under the tax sharing agreement between Potlatch and us, we would be required to indemnify Potlatch against that taxable gain if it were triggered by an acquisition or issuance of our stock. See "Our Relationship with Potlatch after the Spin-off—Tax Sharing Agreement" for a more detailed discussion of the tax sharing agreement between Potlatch and us. If we were to be required to indemnify Potlatch for taxes incurred as a result of the spin-off being taxable (including any tax that would result if Potlatch were to fail to qualify as a REIT as a result of income recognized by Potlatch if the spin-off were determined to be taxable), it would have a material adverse effect on our financial condition and results of operations.

In addition, the failure of the pre-spin-off separation transactions to qualify as a tax-free spin-off under Sections 355 and 368(a)(1)(D) of the Code, or the disqualification of such separation transactions under section 355(e) as the result of the acquisition or issuance of our stock or the stock of the subsidiary that we distributed to Potlatch, could cause us to recognize taxable gain equal to the excess of the fair market value of the stock of the subsidiary that we distributed to Potlatch over our tax basis in such stock. In addition, if the pre-spin-off separation transactions fail to qualify as a tax-free spin-off under Sections 355 and 368(a)(1)(D) of the Code, we could be required under the tax sharing agreement to indemnify Potlatch for taxes resulting from such failure (including any tax that would result if Potlatch were to fail to qualify as a REIT as a result of income recognized by Potlatch if the spin-off were determined to be taxable).

Current U.S. Treasury regulations require each Potlatch stockholder who receives shares of our common stock in the spin-off to attach to his, her or its U.S. federal income tax return for the year in which the spin-off occurs a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the spin-off. Within a reasonable period of time after the spin-off, Potlatch will provide its stockholders who receive our common stock pursuant to the spin-off with the information necessary to comply with such requirement.

25

**Market for Our Common Stock**

There is no existing market for our common stock. We intend to file an application for listing on the NYSE under the symbol "CLW." We also expect that a "when-issued" trading market for our common stock will begin on or around the record date. The term "when-issued" means that shares can be traded prior to the time shares are actually available or issued. On the first trading day following the spin-off date, "when-issued" trading in our common stock will end and "regular-way" will begin. "Regular-way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a trade.

We cannot predict the trading prices for our common stock before or after the spin-off date. The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

- our financial results;

- developments generally affecting the pulp and paper industry;

- the performance of each of our three business segments;

- our capital structure, including the amount of our indebtedness;

- general economic, industry and market conditions;

- the depth and liquidity of the market for our common stock;

- our dividend policy;

- investor perceptions of our business and us;

- fluctuations in currency exchange rates; and

- the impact of the factors referred to in "Risk Factors."

We have appointed BNY Mellon to serve as transfer agent and registrar for our common stock.

Shares of our common stock distributed to Potlatch stockholders in the spin-off will be freely transferable under the Securities Act of 1933, as amended, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by or are under common control with us and may include certain of our officers, directors or principal stockholders. After we become a publicly traded company, securities held by our affiliates will be subject to the resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

**Spin-off Conditions and Termination**

We expect that the spin-off will be effective on the spin-off date, [●], 2008, provided that, among other things:

- the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended, and no stop order relating to our registration statement is in effect;

- we and Potlatch have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the spin-off;

- the receipt of the proceeds of the debt issuance in a principal amount of $175 million and transfer of the net proceeds, less $5 million that we will retain, to Potlatch and the closing of our $75 million credit facility;

- the tax ruling received from the IRS has not been revoked or modified in any material respect and Potlatch has received a favorable opinion from its tax advisor as to the tax-free nature of the spin-off;

- the NYSE has approved our common stock for listing, subject to official notice of issuance;

- we have completed the transfer of our wood products operations, other than the lumber products operations located in Lewiston, Idaho, our real estate sales and development business, our harvest and log sale business and the permits, licenses and registrations relating to these businesses, to NewCo and distributed all the equity of NewCo to Potlatch, all as described in this information statement;

- the parties have entered into the separation and distribution agreement, the transition services agreement, the supply agreements, the employee matters agreement, the tax sharing agreement and the lease and option agreement; and

- no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the spin-off or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the separation and distribution agreement, is in effect.

The fulfillment of the foregoing conditions will not create any obligation on Potlatch's part to effect the spin-off, and Potlatch's board of directors has reserved the right to amend, modify or abandon the spin-off and the related transactions at any time prior to the spin-off date. Potlatch may, in its sole discretion, also waive any of these conditions.

**Reason for Furnishing this Information Statement**

This information statement is being furnished solely to provide information to stockholders of Potlatch who will receive shares of our common stock in the spin-off. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on its cover. Changes may occur after that date, and unless required by U.S. securities law, we will not update the information except in the normal course of our public disclosure obligations and practices.

**Accounting Treatment**

The spin-off will be accounted for by Potlatch on a historical cost basis, and no gain or loss will be recorded.

# OUR RELATIONSHIP WITH POTLATCH AFTER THE SPIN-OFF

## General

Immediately prior to the spin-off, we will be a wholly owned subsidiary of Potlatch. After the spin-off, Potlatch will not have any ownership interest in our common stock. We will be an independent, publicly traded company.

We will enter into certain agreements with Potlatch prior to the spin-off to define our ongoing relationship after the spin-off and to define responsibility for tax, employee benefits and certain other liabilities and obligations arising from periods prior to the spin-off date. We will enter into these agreements with Potlatch while we are still a wholly owned subsidiary of Potlatch and, although we believe these agreements reflect market terms and our supply agreements are based on market pricing, certain terms of these agreements may not necessarily be the same as could have been obtained from an independent third party.

The following descriptions are only summaries and we encourage you to read, in their entirety, each of the agreements that are included as exhibits to the registration statement of which this information statement forms a part.

## Separation and Distribution Agreement

The separation and distribution agreement will provide for the principal corporate transactions required to effect the separation of our business from Potlatch, the distribution of our common stock to the holders of record of Potlatch common stock and certain other agreements governing our relationship with Potlatch after the distribution date.

*The Transfer.* Pursuant to the separation and distribution agreement, we will transfer to Potlatch assets such that, immediately prior to the distribution, we will only hold assets related to the pulp and paperboard business, the consumer products business and the portion of the wood products business located at our Lewiston, Idaho facility. The transfers will occur prior to the distribution of our common stock to Potlatch's stockholders and will be made on an "as is, where is" basis without any representations or warranties, and Potlatch will bear the economic and legal risks of the transfer. Potlatch will also generally assume and agree to perform and fulfill all of the liabilities of the transferred businesses, which include the harvest and log sales business, the real estate business and the wood products business other than the lumber products business in Lewiston, Idaho.

*The Distribution.* Potlatch has reserved sole and absolute discretion to determine whether to proceed with the distribution of our common stock to Potlatch's stockholders, the timing of the spin-off and to alter any and all terms of the spin-off at any time prior to the spin-off date. The spin-off is also subject to the satisfaction of certain conditions including those described in the section titled "The Spin-off—Spin-off Conditions and Termination."

Even if all of the conditions to the spin-off are satisfied, Potlatch has the right to amend or terminate the separation and distribution agreement and the related transactions at any time prior to the spin-off date. Although Potlatch can waive any condition to the spin-off, Potlatch's board of directors currently has no intention to proceed with the spin-off unless each condition is satisfied.

*Releases, Indemnification and Insurance Matters.* The separation and distribution agreement provides for a full and complete release and discharge of all liabilities existing or arising from or based on facts existing before the spin-off date, between or among us or any of our affiliates, on the one hand, and Potlatch or any of its affiliates (other than us), on the other hand, except as set forth in the separation and distribution agreement.

In addition, the separation and distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the liabilities of our business with us and financial responsibility for the obligations and liabilities of Potlatch's retained businesses with Potlatch, except as may otherwise be set forth in the separation and distribution agreement.

28

The separation and distribution agreement also establishes procedures with respect to claims subject to indemnification and related matters.

The separation and distribution agreement will provide for the allocation of benefits between Potlatch and us under existing insurance policies after the spin-off date for claims made or occurrences prior to the spin-off date and sets forth procedures for the administration of insured claims.

*Termination.* The separation and distribution agreement may be terminated and the spin-off may be modified or abandoned at any time prior to the spin-off date in the sole discretion of Potlatch without our approval or the approval of Potlatch's stockholders. In the event of a termination of the separation and distribution agreement, no party shall have any liability of any kind to any other party or any other person. After the spin-off date, the agreement may not be terminated except by an agreement in writing signed by both Potlatch and us.

*Expenses.* Except as expressly set forth in the separation and distribution agreement or in any related agreement, all fees, costs and expenses incurred prior to and in connection with the spin-off will be paid by Potlatch. We expect that all fees, costs and expenses incurred in connection with the $175 million debt issuance and $75 million credit facility will be paid from the proceeds of the debt offering.

*Dispute Resolution.* The separation and distribution agreement contains provisions that govern, except as otherwise provided in any related agreement, the resolution of disputes, controversies and claims that may arise between us and Potlatch. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Potlatch. If such efforts are not successful, either we or Potlatch may submit the dispute, controversy or claim to a court for resolution.

**Supply Agreements**

The terms of our sales to Potlatch and our purchases from Potlatch under the supply agreements described below after the spin-off will be substantially similar to the terms under which these items were transferred between us and Potlatch prior to the spin-off. We believe the terms reflected in the supply agreements are comparable to those that we and Potlatch currently could obtain from an unaffiliated third party.

*Log Supply Agreement.* We will enter into a log supply agreement with Potlatch with an initial term of two years pursuant to which we will agree to purchase and Potlatch will agree to supply logs harvested from Potlatch properties in Northern Idaho to our Lewiston facility. Potlatch will sell to us and we will agree to purchase specified quantities of logs.

The price of logs may be adjusted quarterly to reflect the then current fair market value of logs in the Northern Idaho and Eastern Washington markets, taking into account any market premium for Forest Stewardship Council, or FSC, certified logs. If either party desires that the price for logs be adjusted, the parties shall enter into good faith negotiations to determine and agree upon the adjusted log price. If an agreement cannot be reached, the price will be the fair market value as determined by arbitration.

The agreement can be renewed at the option of either party for an additional two-year period provided that the other party does not object. The agreement may be terminated by either party for cause, upon certain changes relating to the other party, or certain other events, as set forth in the agreement.

*Lewiston Shavings Sales Agreement.* We will enter into a shavings sales agreement with Potlatch with an initial term of five years pursuant to which we will agree to supply and Potlatch will agree to buy wood shavings produced at our lumber mill. For the term of the agreement, we must supply and Potlatch must purchase 100% of the wood shavings output produced at the Lewiston lumber mill. The agreement does not require us to produce any amount of wood shavings, but all wood shavings produced must be sold to Potlatch.

The price for wood shavings will be set annually to reflect the then current fair market value of wood shavings in Central Idaho taking into account any market premium for FSC certified residuals. The parties will endeavor to agree in good faith on such fair market values, however, either party may request that the initial annual price for the wood shavings be determined by arbitration.

The agreement can be renewed at the option of either party for an additional five-year period provided that the other party does not object. The agreement may be terminated by either party for cause, upon certain changes relating to the other party, or certain other events, as set forth in the agreement.

*St. Maries Residuals Sales Agreement*. We will enter into a residuals sales agreement with Potlatch with an initial term of five years pursuant to which we will agree to purchase and Potlatch will agree to supply wood chips, sawdust and hog fuel produced at Potlatch's St. Maries, Idaho mill complex. For the term of the agreement, we must purchase and Potlatch must supply 100% of the output of sawdust and 100% of the output of wood chips produced at the St. Maries Mill. We must also purchase and Potlatch must supply 100% of the hog fuel produced but not used in the St. Maries Mill boilers. The agreement does not require Potlatch to produce any amount of residuals.

Pursuant to the terms of the agreement, the price for each of the wood chips, sawdust and hog fuel will be set annually to reflect the then current fair market value of such items in Central Idaho taking into account any market premium for FSC certified residuals. Either party may request that the initial annual price for the residuals as to which the parties have not reached an agreement shall be determined by arbitration. After establishment of the initial annual price, the price will be adjusted quarterly based on the percentage change in an applicable index set forth in the agreement.

The agreement can be renewed at the option of either party for an additional five-year period provided that the other party does not object. The agreement may be terminated by either party for cause, upon certain changes relating to the other party, or certain other events, as set forth in the agreement.

**Transition Services Agreement**

We will enter into a transition services agreement with Potlatch pursuant to which Potlatch will provide us and we will provide Potlatch a variety of administrative services for a period of time following the spin-off. These services include employee benefits administration and payroll, management information system services, contracting, treasury, accounting, and other services. Each service will be made available to the recipient on an as-needed basis through [●], or such longer periods as may be provided in the transition services agreement. The fees charged for the services will generally be based upon the costs of providing the services.

The service recipient may terminate the provision of a particular service upon 30 days' notice to the service provider. In addition, either we or Potlatch may terminate the transition services agreement for cause.

**Employee Matters Agreement**

We will enter into an employee matters agreement with Potlatch that will address our respective obligations to employees and former employees who are or were associated with our business and for other employment and employee benefit matters. Pursuant to the employee matters agreement, we will agree to continue to employ those employees who have employment duties principally related to our business initially on terms and conditions substantially similar to the current terms and conditions of their employment with Potlatch. We will agree that, subject to applicable laws, labor agreements will be maintained on substantially the same terms and conditions as provided in the existing union contracts.

We also will agree to assume, and indemnify Potlatch against, certain liabilities related to current and former employees of our business who are or were employed by us. We will continue our existing retirement and health and welfare programs in which employees of our business participate. Subject to any adjustments required by applicable law, we will transfer to Potlatch the assets and liabilities of our existing retirement plans attributable to Potlatch employees.

We will offer other postretirement benefits for employees and certain former employees of our business who are currently eligible for these benefits. We will also continue to offer health and welfare benefits for eligible employees and certain former employees of our business after the distribution date.

## Tax Sharing Agreement

The tax sharing agreement with Potlatch generally will govern Potlatch's and our respective rights, responsibilities and obligations after the spin-off with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the spin-off, together with certain related transactions, to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code). Under the tax sharing agreement, we expect that, with certain exceptions, we will be responsible for the payment of all income and non-income taxes attributable to our operations, and the operations of our direct and indirect subsidiaries.

Notwithstanding the foregoing, we expect that, under the tax sharing agreement, we will also generally be responsible for any taxes imposed on Potlatch that arise from the failure of the spin-off, together with certain related transactions, to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code (including any tax that would result if Potlatch were to fail to qualify as a REIT as a result of income recognized by Potlatch if the spin-off were determined to be taxable), to the extent such failure to qualify is attributable to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants made by us in the tax sharing agreement. In addition, we generally will be responsible for [●]% of any taxes that arise from the failure of the spin-off, together with certain related transactions, to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Sections 355 and 368(a)(1)(D) of the Code, if such failure is for any reason for which neither we nor Potlatch is responsible. The tax sharing agreement also is expected to impose restrictions on our and Potlatch's ability to engage in certain actions following our separation from Potlatch and to set forth the respective obligations among us and Potlatch with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

## Lease and Option Agreement

We will enter into a lease agreement with Potlatch, pursuant to which we will lease from Potlatch property that is adjacent to our facility in Arkansas. The lease agreement will have an initial term of [●] years. During the term, we will also have the option to purchase the property from Potlatch.

## DIVIDEND POLICY

We expect that, following the spin-off, we will pay cash dividends on our common stock. The declaration and amount of any dividends, however, will be determined by our board of directors and will depend on our earnings after the spin-off, the restrictions contained in our debt agreements regarding the payment of dividends and any other factors that our board of directors believes are relevant.

## CAPITALIZATION

The following table shows the capitalization of our business as of March 31, 2008 on both a historical basis and pro forma basis giving effect to our anticipated post-spin-off capital structure. You should read this table together with our "Selected Historical Combined Financial Data," "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical and pro forma combined financial statements and notes to those statements included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical financial statements, see "Unaudited Pro Forma Condensed Combined Financial Statements."

The pro-forma capitalization is not necessarily indicative of our capitalization had the spin-off and our anticipated post-spin-off capital structure been completed on the date assumed. The pro-forma capitalization below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly traded company at that date and is not necessarily indicative of our future capitalization or financial condition.

|  | As of March 31, 2008 | |
|  | Historical | Pro Forma |
|  | (dollars in thousands) | |
| Cash .................................................. | $ 10 | $ 5,010(a) |
| Long-term debt ......................................... | $ — | $175,000(a) |
| Parent's/Stockholders' Equity: | | |
|    Preferred Stock, par value $[●] per share, [●] authorized shares, none issued ................................................. | — | — |
|    Common stock, par value $[●] per share, [●] authorized shares, [●] shares issued ........................................ | — | — |
|    Parent's/Stockholders' Equity ................................... | 351,259 | 189,259 |
| Total Parent's/Stockholders' Equity ............................ | 351,259 | 189,259 |
| Total Capitalization ......................................... | $351,259 | $364,259 |

_____

(a)  In connection with the spin-off, we expect to incur $175 million of fixed rate debt and enter into a $75 million credit facility. In connection with these transactions, we expect to incur debt issuance costs of approximately $8 million, which will be capitalized and amortized. We expect to retain $5 million from the $175 million debt offering. We will transfer the remainder of the net proceeds, or approximately $162 million, to Potlatch immediately prior to the spin-off in connection with Potlatch's assumption of a like amount of REIT Conversion Indebtedness, as described in the section entitled "The Spin-off—Transactions Prior to the Spin-off" on page 22.

**SELECTED HISTORICAL COMBINED FINANCIAL DATA**

The following tables set forth our summary historical financial and other data prepared on a combined basis. These tables present our business as it has historically been operated by Potlatch. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements and notes to those statements included elsewhere in this information statement. The statement of operations data for each of the years ended December 31, 2007, 2006 and 2005 and the statement of financial position data as of December 31, 2007 and 2006 set forth below are derived from our audited combined financial statements included elsewhere in this information statement. The statement of operations data for each of the quarters ended March 31, 2008 and 2007 and the statement of financial position data as of March 31, 2008 set forth below are derived from our unaudited condensed combined financial statements included elsewhere in this information statement. See "Index to Financial Statements." The statement of operations data for each of the years ended 2004 and 2003 and the statement of financial position data as of December 31, 2005, 2004 and 2003 are derived from our unaudited condensed combined financial statements not included in this information statement. Also, as discussed in the notes to the historical combined financial statements, debt and related interest expense has not been allocated from Potlatch.

The historical financial and other data have been prepared on a combined basis from Potlatch's consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Potlatch's pulp and paperboard and consumer product business and its lumber products operations at Lewiston, Idaho, and give effect to allocations of expenses, other than interest, from Potlatch. Our historical financial and other data is not indicative of our future performance nor do they reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods shown.

| | Year Ended | | | | | Three Months Ended | |
|---|---|---|---|---|---|---|---|
| | December 31, 2007 | December 31, 2006 | December 31, 2005 | December 31, 2004 | December 31, 2003 | March 31, 2008 | March 31, 2007 |
| | (in thousands) | | | | | | |
| Net sales ......... | $1,173,326 | $1,106,681 | $983,034 | $900,486 | $819,511 | $304,965 | $275,098 |
| Earnings (loss) before income taxes .......... | 52,775 | 46,686 | (1,828) | (4,072) | (21,072) | 7,426 | 849 |
| Net earnings (loss) .......... | 33,769 | 29,560 | (278) | 3,380 | (12,854) | 4,709 | 544 |
| Working capital ... | 125,260 | 150,939 | 185,410 | 192,146 | 137,630 | 115,739 | 124,251 |
| Capital expenditures .... | 20,531 | 27,505 | 43,412 | 28,067 | 54,287 | 2,291 | 4,102 |
| Property, plant and equipment ...... | 413,170 | 441,763 | 469,873 | 480,423 | 504,418 | 403,837 | 432,650 |
| Total assets ....... | 697,445 | 743,482 | 826,078 | 831,350 | 752,297 | 679,647 | 714,705 |
| Parent's equity .... | 369,374 | 417,714 | 514,256 | 525,779 | 499,630 | 351,259 | 383,922 |

# UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements reported below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the notes thereto included elsewhere in this information statement. The following unaudited pro forma condensed combined financial statements have been prepared giving effect to the spin-off and related transactions as of March 31, 2008 for the unaudited pro forma condensed combined balance sheet and as of January 1, 2007, for the unaudited pro forma condensed combined statements of operations, and include adjustments for our expected long-term debt at the time of the spin-off and the distribution of our common stock.

The unaudited pro forma condensed combined balance sheet and statements of operations included in this information statement have been derived from the combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period. We were not operated as, and Potlatch did not account for us as, a separate stand-alone entity for the periods presented.

In accordance with regulations governing the preparation of pro forma financial statements, our pro forma condensed combined financial statements do not reflect certain on-going annual incremental expenses associated with being a separate, independent company for the periods presented, as such incremental expenses are not yet factually supportable. For further discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

# Clearwater Paper Corporation
## Unaudited Pro Forma Condensed Combined Balance Sheet
### As of March 31, 2008

| | Historical | Adjustments | Pro Forma |
|---|---|---|---|
| | | (dollars in thousands) | |
| **Assets** | | | |
| Current assets: | | | |
| Cash | $ 10 | $ 5,000(a) | $ 5,010 |
| Receivables, net | 94,525 | — | 94,525 |
| Inventories | 132,412 | — | 132,412 |
| Prepaid expenses | 1,946 | — | 1,946 |
| Deferred taxes | 8,645 | — | 8,645 |
| Total current assets | 237,538 | 5,000 | 242,538 |
| Land | 4,729 | — | 4,729 |
| Plant and equipment, at cost, net of accumulated depreciation | 399,108 | — | 399,108 |
| Pension assets | 38,183 | — | 38,183 |
| Other assets | 89 | 8,000(a) | 8,089 |
| | $679,647 | $ 13,000 | $ 692,647 |
| **Liabilities and Parent's/Stockholders' Equity** | | | |
| Current liabilities: | | | |
| Accounts payable and accrued liabilities | $113,828 | — | $ 113,828 |
| Other postretirement employee benefits | 7,971 | — | 7,971 |
| Total current liabilities | 121,799 | — | 121,799 |
| Other postretirement employee benefits | 129,657 | — | 129,657 |
| Other long-term obligations | 2,112 | — | 2,112 |
| Deferred taxes | 74,820 | — | 74,820 |
| Long-term debt | — | 175,000(a) | 175,000 |
| Parent's/Stockholders' equity: | | | |
| Parent's/Stockholders' equity | 399,817 | (399,817)(b) 237,817(b) | 237,817 |
| Accumulated other comprehensive loss | (48,558) | — | (48,558) |
| Total Parent's/Stockholders' equity | 351,259 | (162,000) | 189,259 |
| | $679,647 | $ 13,000 | $ 692,647 |

**Clearwater Paper Corporation**
**Unaudited Pro Forma Condensed Combined Statement of Operations**
**Quarter ended March 31, 2008**

| | Historical | Adjustments | Pro Forma |
|---|---|---|---|
| | | (dollars in thousands) | |
| Net sales | $304,965 | $ — | $304,965 |
| Costs and expenses: | | | |
| Depreciation | 11,843 | — | 11,843 |
| Materials, labor and other operating expenses | 275,435 | — | 275,435 |
| Selling, general and administrative expenses | 10,261 | — | 10,261 |
| Interest expense | — | 4,494(c) | 4,494 |
| | 297,539 | 4,494 | 302,033 |
| Earnings (loss) before income taxes | 7,426 | (4,494) | 2,932 |
| Income tax provision (benefit) | 2,717 | (1,653)(d) | 1,064 |
| Net earnings (loss) | $ 4,709 | $(2,841) | $ 1,868 |
| Pro forma earnings per share | | | |
| Basic | | | [●] |
| Diluted | | | [●] |

**Clearwater Paper Corporation**
**Unaudited Pro Forma Condensed Combined Statement of Operations**
**Year ended December 31, 2007**

| | Historical | Adjustments | Pro Forma |
|---|---|---|---|
| | | (dollars in thousands) | |
| Net sales .............................................. | $1,173,326 | $ — | $1,173,326 |
| Costs and expenses: | | | |
|     Depreciation ........................................ | 51,325 | — | 51,325 |
|     Materials, labor and other operating expenses ............... | 1,033,099 | — | 1,033,099 |
|     Selling, general and administrative expenses ............... | 36,127 | — | 36,127 |
|     Interest expense ...................................... | — | 17,975(c) | 17,975 |
| | 1,120,551 | 17,975 | 1,138,526 |
|     Earnings (loss) before income taxes .................. | 52,775 | (17,975) | 34,800 |
| Income tax provision (benefit) ............................... | 19,006 | (6,471)(d) | 12,535 |
|     Net earnings (loss) ................................. | $ 33,769 | $(11,504) | $ 22,265 |
| Pro forma earnings per share | | | |
|     Basic .......................................... | | | [●] |
|     Diluted ......................................... | | | [●] |

(a) In connection with the spin-off, we expect to incur $175 million of fixed rate debt and enter into a $75 million credit facility. In connection with these transactions, we expect to incur debt issuance costs of approximately $8 million, which will be capitalized and amortized. We expect to retain $5 million from the $175 million debt offering. We will transfer the remainder of the net proceeds, or approximately $162 million, to Potlatch immediately prior to the spin-off in connection with Potlatch's assumption of a like amount of REIT Conversion Indebtedness, as described in the section entitled "The Spin-off— Transactions Prior to the Spin-off" on page 22. This pro-forma entry records the effects of the $175 million debt offering, the retention of $5 million, capitalization of the debt issuance costs and payment of the remaining net proceeds to Potlatch.

(b) Eliminates Potlatch's net investment in the business and reflects the issuance of [●] million shares of our common stock, par value $[●] per share, based on the distribution ratio of [●] share of our common stock for every [●] shares of Potlatch common stock outstanding as of March 31, 2008, as well as a payment of approximately $162 million to Potlatch as described in note (a).

(c) The interest rates are assumed to be 9.5% on the $175 million of fixed-rate debt and 5.5% on $10 million of a variable secured revolving credit facility. The $10 million represents the expected annual average borrowings for the year under our anticipated $75 million revolving credit facility. We do not expect to have a balance outstanding under this facility at the spin-off date. Actual interest rates or the annual average borrowings could vary from those assumed in this pro forma entry. An increase or decrease in actual interest rates of 12.5 basis points would increase or decrease pro forma interest expense by approximately $58,000 for the quarter ended March 31, 2008, and approximately $232,000 for the year ended December 31, 2007.

(d) Pro forma tax provision based on our effective tax rate of 36.3% for the quarter ended March 31, 2008, and an effective tax rate of 36.0% for the year ended December 31, 2007.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion and analysis of our financial condition and results of operations in conjunction with our historical combined financial statements, the notes to those combined financial statements, the unaudited pro forma condensed combined financial statements and the notes to those pro forma combined financial statements included elsewhere in this information statement.

This discussion and analysis covers periods prior to the spin-off and related transactions. As a result, the discussion and analysis of historical periods does not reflect the impact that the spin-off and related transactions will have on us, including incurrence of debt, debt service requirements, and differences between administrative costs allocated to us by Potlatch and actual administrative costs that we will incur as a separate public company. Our historical results may not be indicative of our future performance and do not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, stand-alone entity during the periods presented, particularly because changes will occur in our operations and capitalization as a result of the spin-off and related transactions. Please read "Unaudited Pro Forma Condensed Combined Financial Statements."

## Overview

We are a pulp-based products manufacturing company. We manufacture and market bleached paperboard for the high-end segment of the packaging industry and are a leading producer of private label tissue products sold in grocery stores in the United States. We also manufacture and market bleached pulp and lumber products, including dimensional framing lumber and appearance grade cedar products.

Our business is organized into three reporting segments:

- The pulp and paperboard segment manufactures bleached paperboard and bleached softwood pulp and operates two pulp and paperboard mills, one located in Arkansas and one located in Idaho. Most of our pulp production is used in the manufacture of our paperboard products or transferred to our consumer products segment for use in the production of tissue products. The pulp and paperboard segment's net sales were $670.6 million in 2007, representing approximately 54% of our total net sales, before elimination of intersegment net sales. Intersegment net sales were $55.8 million in 2007.

- The consumer products segment manufactures tissue products sold on a private label basis primarily to major grocery store chains. The segment operates two tissue mills with related converting facilities in Idaho and Nevada, and an additional converting facility located in Illinois. The consumer products segment's net sales were $444.7 million in 2007, representing approximately 36% of our total net sales before elimination of intersegment net sales. Intersegment net sales were $0.1 million in 2007.

- The lumber segment produces dimensional framing lumber and appearance grade cedar products for the building products market. The lumber segment's net sales were $121.7 million in 2007, representing approximately 10% of our total net sales before elimination of intersegment net sales. Intersegment net sales were $7.7 million in 2007.

Most of our sales are within the United States. Sales outside of the United States, consisting primarily of paperboard products sold to customers in Asia, represented approximately 12%, 10% and 13% of our net sales in 2007, 2006 and 2005, respectively. All of our non-U.S. sales are denominated in U.S. dollars and accordingly we are not subject to currency exchange risks associated with the receipt of payments in foreign currencies.

### Factors Influencing Our Results of Operations

Our operating results have been and will continue to be influenced by a variety of factors, including the cyclical nature of the pulp and paperboard industry, competition, the efficiency and level of capacity utilization of our manufacturing operations, changes in our principal expenses such as for wood fiber and energy, capacity utilization of our manufacturing plants and other factors.

**Net Sales**

Our pulp and paperboard business experiences cyclical market conditions and as a result historical prices for our products and sales volumes have been volatile. Product pricing is significantly affected by the relationship between supply and demand for our products. Product supply in the industries in which we operate is influenced primarily by fluctuations in available manufacturing capacity. Capacity in these industries tends to increase during periods when prices remain strong. In addition, currency exchange rates affect U.S. supplies of paperboard as non-U.S. manufacturers are attracted to the U.S. market when the dollar is relatively strong. Our paperboard business has benefited significantly from weakness in the U.S. dollar over the past few years. Demand for our products is closely correlated to the state of the North American economy in general, as well as, in the case of our paperboard products, the economies of East Asia. The demand for our lumber products is affected by the level of new residential construction activity and, to a lesser extent, home repair and remodeling activity, which are subject to fluctuations due to changes in economic conditions, interest rates, population growth and other factors.

The markets for our products are highly competitive and companies that have substantially greater financial resources than we do compete with us in each of our markets. In addition, our industry is capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover variable costs. These conditions have contributed to substantial price competition, particularly during periods of reduced demand. Some of our competitors are currently lower-cost producers in some of the businesses in which we operate, and, as a result, these competitors may be less adversely affected than we are by price decreases.

**Operating Expense**

Other than labor, our principal operating expense items are wood fiber, chemicals, energy and transportation. Prices for these items are volatile and directly affect our results of operations. Competitive market conditions can limit our ability to pass cost increases through to our customers.

*Wood fiber.* Our most significant operating expense is the cost of wood fiber needed to supply our manufacturing facilities. Both wood chips and sawdust are used in the process of making pulp. We rely on residual wood fibers, such as wood chips and sawdust generated by lumber mill operations and wood chips specifically produced for us by contract wood chipping operations. Prices for this wood fiber can fluctuate greatly. For example, our average cost of wood fiber increased 3% from approximately $132 per ton in 2005 to approximately $136 per ton in 2006, and 20% to approximately $163 per ton in 2007. In the first quarter of 2008, we experienced even higher costs, averaging approximately $198 per ton of wood fiber. The current high price of wood fiber is largely the result of limited supplies due to the slowdown or shutdown of operations of many lumber mills as a result of the home construction market downturn. In 2007, we acquired approximately 31% of our wood fiber requirements from Potlatch, with the remainder purchased from third parties pursuant to short-term contracts and in the spot market. In connection with the spin-off, we will enter into fiber supply agreements with Potlatch for our Idaho facility, which will likely cover volumes of wood fiber similar to what we acquired from Potlatch in 2007. These agreements will employ a substantially similar market pricing methodology as reflected in our historical financial statements. For a description of these fiber supply agreements with Potlatch, please see "Our Relationship with Potlatch after the Spin-off—Supply Agreements," beginning on page 29 of this information statement.

*Energy.* Energy is another significant manufacturing expense. We use energy in the form of electricity, steam and natural gas. Our expenses for energy used in our manufacturing processes were $89.8 million in 2007, 5% higher than the $85.8 million we spent in 2006. Energy prices have fluctuated widely over the past decade and we are currently experiencing a period of high energy prices. We have taken steps through conservation and increasing our internal electrical production at our cogeneration facility that produces steam and electricity in Idaho to reduce our exposure to volatile energy prices. In addition, to help mitigate our exposure to changes in natural gas prices, we occasionally use firm-price contracts to supply a portion of our natural gas requirements. Our energy costs in future periods will depend principally on our ability to continue to produce internally a substantial portion of our electricity needs and on changes in market prices for natural gas.

*Petroleum.* Petroleum prices also impact our operating results. High fuel prices result in increased freight costs related to delivery of raw materials to our manufacturing facilities and for the delivery of our finished products to customers. Increasing fuel prices particularly affect our consumer products margins because we supply customers throughout the United States from our tissue mills in Idaho and Nevada, as well as transport bulk, unconverted jumbo tissue rolls, or parent rolls, from our tissue mills to our Illinois tissue converting facility. Freight costs for our consumer products segment were approximately $17.5 million in the first quarter of 2008, compared to approximately $15.4 million in the same period of 2007. In addition, many of the chemicals used in our manufacturing processes, particularly in the pulp-making process, are petroleum-based or are indirectly impacted by petroleum prices.

*Maintenance and repairs.* We regularly incur significant expenses to maintain our manufacturing equipment, particularly in our pulp and paperboard segment. The machines and equipment that we use to produce our products are complex, have many parts and some are run on a continuous basis. We perform routine maintenance on our machines and periodically replace a variety of parts such as motors, pumps, pipes and electrical parts. In 2007, equipment maintenance and repair expenses were $44.0 million in our pulp and paperboard segment and $13.6 million in our consumer products segment. Major equipment maintenance and repair in our pulp and paperboard segment also requires maintenance shutdowns generally lasting up to one week per year at our Idaho facility and up to one week every 18 months at our Arkansas facility, which reduce net sales and increase costs in the quarters in which the maintenance shutdowns occur. Periodically, major equipment shutdowns extend beyond one week in duration for large scale maintenance, such as extensive boiler repairs. In addition, we make capital expenditures to increase our operating efficiency and to comply with environmental laws. Our estimated capital expenditures for 2008 are approximately $25.0 million.

### Corporate Allocations

Historically, we have shared corporate functions with Potlatch for a variety of services, including treasury, accounting, tax, legal, internal audit, human resources, information systems and public and investor relations. Upon completion of the spin-off, we will become a stand-alone company and our expenses will include payment for services to be provided by Potlatch under a transition services agreement. These services will include employee benefits administration and payroll, management information, contracting, treasury, accounting and other services for a period of [●]. Charges for these services have been set based on actual cost. During the period of the transition services agreement, we will be in the process of setting up stand-alone functions and may incur some duplicative expenses in this process.

Our historical combined financial statements contain allocations of direct and indirect corporate overhead expenses, including costs for services of the type covered by the transition services agreement, as well as allocations for administrative and selling expenses for Potlatch's wood products segment. We were allocated corporate overhead and lumber products administrative and selling expenses of $2.8 million in the three months ended March 31, 2008, $2.4 million in the three months ended March 31, 2007, $9.7 million in 2007, $10.0 million in 2006 and $9.7 million in 2005. We believe that the methodology applied to the allocation of these expenses was reasonable. However, we expect to incur additional costs associated with being an independent, publicly traded company.

## Critical Accounting Policies

Our accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates that affect the amounts of net sales, expenses, assets and liabilities reported. The following are critical accounting matters which are both very important to the portrayal of our financial condition and results of operations and require some of management's most difficult, subjective and complex judgments. The accounting for these matters involves forming estimates based on current facts, circumstances and assumptions which, in management's judgment, could change in a manner that would materially affect management's future estimates with respect to such matters and, accordingly, could cause our future reported financial condition and results of operations to differ materially from financial results reported based on management's current estimates. Changes in these estimates are recorded periodically based on updated information.

*Long-lived assets*. A significant portion of our total assets are invested in our manufacturing facilities. Also, the cyclical patterns of our businesses cause cash flows to fluctuate by varying degrees from period to period. As a result, long-lived assets are a material component of our financial position with the potential for material change in valuation if assets are determined to be impaired. We account for impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as measured by its undiscounted estimated future cash flows. We use our operational budgets to estimate future cash flows. Budgets are inherently uncertain estimates of future performance due to the fact that all inputs, including net sales, costs and capital spending, are subject to frequent change for many different reasons, including the reasons previously described above under "Factors Influencing our Results of Operations." Because of the number of variables involved, the interrelationship between the variables and the long-term nature of the impairment measurement, sensitivity analysis of individual variables is not practical. Budget estimates are adjusted periodically to reflect changing business conditions, and operations are reviewed, as appropriate, for impairment using the most current data available. To date, this process has not resulted in an impairment charge for any of our assets associated with our operations.

*Environmental liabilities*. We record accruals for estimated environmental liabilities that are not within the scope of SFAS No. 143, "Accounting for Asset Retirement Obligations," and FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," in accordance with SFAS No. 5, "Accounting for Commitments and Contingencies." These estimates reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities. In making these estimates, we consider, among other things, the activities we have conducted at any particular site, information obtained through consultation with applicable regulatory authorities and third parties, and our historical experience at other sites that are judged to be comparable. We must also consider the likelihood of changes in governmental regulations, advancements in environmental technologies, and changing legal standards regarding liability. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and changes in governmental regulations and environmental technologies, our accruals are subject to substantial uncertainties, and our actual costs could be materially more or less than the estimated amounts.

*Pension and postretirement employee benefits*. The determination of pension plan expense and the requirements for funding our pension plans are based on a number of actuarial assumptions. Two critical assumptions are the discount rate applied to pension plan obligations and the rate of return on plan assets. For other postretirement employee benefit, or OPEB, plans, which provide certain health care and life insurance benefits to qualified retired employees, critical assumptions in determining OPEB expense are the discount rate applied to benefit obligations and the assumed health care cost trend rates used in the calculation of benefit obligations.

Note 7 to our combined financial statements includes information for the three years ended December 31, 2007, on the components of pension and OPEB expense and the underlying actuarial assumptions used to calculate periodic expense, as well as the funded status for our pension and OPEB plans as of December 31, 2007 and 2006.

The discount rate used in the determination of pension benefit obligations and pension expense is a weighted average benchmark rate based on high-quality fixed income investment interest rates. At December 31, 2007 and 2006, we calculated obligations using discount rates of 6.40% and 5.85%, respectively. To determine the expected long-term rate of return on pension assets, we employ a process that analyzes historical long-term returns for various investment categories, as measured by appropriate indices. These indices are weighted based upon the extent to which plan assets are invested in the particular categories in arriving at our determination of a composite expected return. The assumed long-term rates of return on pension plan assets used for the years ended December 31, 2007 and 2006 were 9.0% and 9.5%, respectively. Over the past 30 years, the period Potlatch has actively managed pension assets, its actual average annual return on pension plan assets has been approximately 11%.

Total periodic pension plan income in 2007 was $1.6 million. An increase in the discount rate or the rate of expected return on plan assets, all other assumptions remaining the same, would increase pension plan income, and conversely, a decrease in either of these measures would decrease plan income. As an indication of the sensitivity that pension income has to the discount rate assumption, a 25 basis point change in the discount rate would affect annual plan income by approximately $0.5 million. A 25 basis point change in the assumption for expected return on plan assets would affect annual plan income by approximately $0.7 million. The actual rates of return on plan assets may vary significantly from the assumptions used because of unanticipated changes in financial markets.

No minimum contributions to our qualified pension plans are estimated for 2008 due to the funded status of those plans at December 31, 2007. We do not anticipate funding our OPEB plans in 2008 except to pay benefit costs as incurred during the year by plan participants.

For our OPEB plans, expense for 2007 was $8.7 million. The discount rate used to calculate OPEB obligations, which was determined using the same methodology we used for our pension plans, was 6.40% and 5.85% at December 31, 2007 and 2006, respectively. The assumed health care cost trend rate used to calculate OPEB obligations and expense for 2007 was a 10% increase over the previous year, with the rate of increase scheduled to decline one percent annually to a long-term ultimate rate increase assumption of 6% for 2011 and thereafter.

As an indication of the sensitivity that OPEB expense has to the discount rate assumption, a 25 basis point change in the discount rate would affect annual plan expense by approximately $0.2 million. A 1% change in the assumption for health care cost trend rates would have affected 2007 plan expense by approximately $0.8 to $1.0 million and the total post-retirement employee obligation by approximately $11.2 to $13.1 million. The actual rates of health care cost increases may vary significantly from the assumption used because of unanticipated changes in health care costs.

Periodic pension and OPEB expense are included in "Materials, labor and other operating expenses" and "Selling, general and administrative expenses" in the combined financial statements. The expense is allocated to all business segments. At both March 31, 2008 and December 31, 2007, long-term assets are recorded for overfunded plans and liabilities are recorded for underfunded plans. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the benefit obligation. For underfunded plans, the estimated liability to be payable in the next twelve months is recorded as a current liability, with the remaining portion recorded as long-term. See Note 7 to our combined financial statements for further discussion.

*Corporate Allocations*. Our accompanying combined statements of operations include allocations of certain costs from Potlatch directly related to our operations including: medical costs for hourly and salaried active and retired employees, hourly employees' pension, worker's compensation, general liability and property insurance, salaried payroll costs (payroll taxes, pension, and other payroll-related costs), equity-based compensation, management performance award plan, and a pro rata share of direct corporate administration expense for accounting, information systems, accounts payable and accounts receivable. The direct costs were charged to us based on the weighted average of the underlying employee base performing the function and payroll or invoices processed, depending on the nature of the cost. In addition to the direct costs discussed above, indirect corporate overhead costs were allocated to us based on an apportionment factor using relative revenues and assets. Selling and administration costs for Potlatch's Wood Products segment were allocated to us based on the relative revenues of our Lewiston lumber segment in relation to Potlatch's Wood Products segment. Management believes the methodologies applied for the allocation of costs were reasonable in relation to the historical reporting of Potlatch, but may not be indicative of costs had we been a stand-alone entity, nor what they may be in the future. No interest expense or interest income is allocated from Potlatch to us.

Certain of our assets and liabilities are common assets and liabilities shared with Potlatch. The primary shared assets allocated to us were the pension assets. Other assets specifically identified and assigned to us include the Jaype log yard, the main office building complex and related assets in Lewiston, Idaho, and certain information technology equipment. The majority of shared liabilities that relate to us include active employee medical insurance, general liability and property insurance, other postretirement employee benefits (OPEB) liability for hourly and salaried employees, other employee compensation benefits, salaried employee vacation accruals and payroll tax accruals. The pension assets and liabilities, as well as the OPEB liability, were estimated using the same actuarial liability assumptions as those used in Potlatch's consolidated financial statements for the applicable periods for our active and retired hourly and salaried employees. The other shared assets and liabilities were allocated to us either by specific identification or by relative allocation factors, such as employee headcounts or payroll costs, among others.

Long-term or current debt and related interest costs have not been allocated to us from Potlatch because of the inherent difficulty in distinguishing the elements of our capital structure while we operated as a part of Potlatch. Significant changes could have occurred in our funding and operations if we operated as an independent stand-alone entity, including a possible change in capital structure including debt, which could have had a significant impact on our financial position and results of operations.

**Components of Net Sales and Expenses**

*Net sales*. Net sales consist of sales of pulp and paperboard, consumer products and lumber products, net of discounts, returns and allowances and any sales taxes collected. Sales taxes, when collected, are recorded as a current liability and remitted to the appropriate governmental entities.

*Depreciation*. Depreciation primarily consists of depreciation of our plant and equipment.

*Materials, labor and other operating expenses.* Materials, labor and other operating expenses consist primarily of personnel costs and the cost of raw materials, including wood fiber, energy and chemicals, repair and maintenance expenses related to our facilities and freight associated with customer shipments.

*Selling, general and administrative expense*. Selling, general and administrative expense primarily consists of compensation and associated costs for sales and administrative personnel.

*Other comprehensive income (loss), net of tax*. Beginning in 2007, due to our adoption of SFAS No. 158, we are required to record comprehensive income or loss related to our defined benefit pension and other postretirement employee benefit plans for each reporting period when net gains or losses, or prior service costs or credits existing at the date of initial application of the Statement, are amortized as components of net periodic pension cost. In addition, we are required to record increases or decreases in other comprehensive income that result from the recognition of additional net gains or losses, or prior service costs or credits that arise during the year.

**Results of Operations**

As noted above, our business is organized into three reporting segments: pulp and paperboard, consumer products, and lumber. Sales or transfers between segments are recorded as intersegment net sales based on prevailing market prices.

In the period-to-period discussion of our results of operations below, when we discuss our consolidated net sales, contributions by each of the segments to our net sales are reported after elimination of intersegment net sales. In the "Discussion of Business Segments" section below, each segment's net sales are presented before elimination of intersegment net sales.

**Quarter Ended March 31, 2008 Compared to Quarter Ended March 31, 2007**

The following table sets forth year-to-year changes in items included in our combined statements of operations and comprehensive income for the quarters ended March 31, 2008 and 2007.

| | Quarters Ended March 31, | | Increase/ |
| | 2008 | 2007 | (Decrease) |
| --- | ---: | ---: | ---: |
| | | (in thousands) | |
| Net sales | $304,965 | $275,098 | $29,867 |
| Costs and expenses: | | | |
| Depreciation | 11,843 | 13,398 | (1,555) |
| Materials, labor and other operating expenses | 275,435 | 251,445 | 23,990 |
| Selling, general and administrative expenses | 10,261 | 9,406 | 855 |
| | 297,539 | 274,249 | 23,290 |
| Earnings before income taxes | 7,426 | 849 | 6,577 |
| Income tax provision | 2,717 | 305 | 2,412 |
| Net earnings | $ 4,709 | $ 544 | $ 4,165 |
| Other comprehensive income (loss), net of tax | 270 | (343) | 613 |
| Comprehensive income | $ 4,979 | $ 201 | $ 4,778 |

*Net Sales*—Total net sales of $305.0 million for the quarter ended March 31, 2008, were $29.9 million higher than net sales of $275.1 million recorded for the same period in 2007. Pulp and paperboard net sales increased to $163.5 million for the first quarter of 2008, compared to $135.3 million for the first quarter of 2007, due primarily to increased pulp and paperboard shipments and higher paperboard selling prices. Consumer products net sales were $121.0 million for the first quarter of 2008, a $10.8 million increase compared to first quarter 2007 net sales of $110.2 million, due to increased shipments and higher selling prices. Net sales from the lumber segment were $20.5 million for the first quarter of 2008, compared to $29.6 million for the same period in 2007. The decrease was due to lower selling prices and decreased shipments of lumber.

*Depreciation*—For the quarter ended March 31, 2008, depreciation totaled $11.8 million, compared to $13.4 million recorded in the first quarter of 2007. The decrease was primarily due to decreased depreciation expense for the pulp and paperboard segment, due to certain assets becoming fully depreciated.

*Materials, labor and other operating expenses*—Materials, labor and other operating expenses increased to $275.4 million for the first quarter of 2008, compared to $251.4 million recorded in the first quarter of 2007. The higher expenses in the first quarter of 2008 were primarily due to costs associated with increased shipments of paperboard and tissue, higher wood fiber, chemical and energy costs for the pulp and paperboard segment and higher freight, pulp and energy costs for the consumer products segment.

*Selling, general and administrative expenses*—Selling, general and administrative expenses were $10.3 million for the first quarter of 2008, compared to $9.4 million for the first quarter of 2007. The increase was due primarily to an increase in corporate administration costs allocated from Potlatch and higher selling expense for the pulp and paperboard segment.

*Income tax provision*—We recorded an income tax provision of $2.7 million in the first quarter of 2008, compared to $0.3 million in the first quarter of 2007 due to higher operating income in the first quarter of 2008. The effective tax rate was 36.6% for 2008 and 36.0% for 2007.

*Other comprehensive income (loss), net of tax*—We recorded other comprehensive income, net of tax, of $0.3 million for the first quarter of 2008, compared to other comprehensive loss of $0.3 million for the first quarter of 2007.

**Discussion of Business Segments**

Our pulp and paperboard segment reported operating income of $11.0 million for the first quarter of 2008, compared to an operating loss of $6.0 million for the first quarter of 2007. Net sales for the segment were $177.0 million for the first quarter of 2008, an increase of $25.8 million over the $151.2 million in net sales for the first quarter of 2007. Paperboard net sales increased to $150.5 million in the first quarter of 2008, from $130.7 million in the first quarter of 2007. The higher net sales were primarily due to increased shipments and higher selling prices. Pulp net sales were $26.3 million for the first three months of 2008, $6.1 million higher than pulp net sales of $20.2 million recorded in the same period of 2007, due primarily to increased shipments and higher selling prices. Expenses for the segment were $166.0 million for the first quarter of 2008, compared to $157.2 million for the same period in 2007. The increase in expenses was due primarily to costs associated with increased shipments of paperboard and pulp, and higher wood fiber, chemical and energy costs in the first quarter of 2008. These increased expenses were partially offset by reduced maintenance costs in the first quarter of 2008 when compared to the first quarter of 2007. Maintenance costs for the first quarter of 2007 included $9.2 million for a planned major maintenance outage.

Our consumer products segment reported operating income of $3.3 million for the first quarter of 2008, compared to $4.8 million for the first quarter of 2007. Net sales for the segment were $121.0 million in the first quarter of 2008, $10.7 million higher than net sales of $110.3 million recorded in the first quarter of 2007. The higher net sales were due to increased shipments and slightly higher selling prices. Segment expenses were $117.7 million for the first quarter of 2008, compared to $105.5 million for the first quarter of 2007. Costs associated with increased tissue shipments, as well as higher freight, pulp and energy costs, were largely responsible for the higher segment expenses.

The lumber segment reported an operating loss of $4.2 million for the first quarter of 2008, compared to operating income of $1.1 million recorded in the same period of 2007. Net sales for the segment were $23.0 million, compared to $31.5 million for the first quarter of 2007. The lower net sales were due to decreased shipments and lower selling prices. Segment expenses were $27.2 million for the first quarter of 2008, $3.2 million lower than expenses of $30.4 million for the first three months of 2007. The decrease in expenses was primarily due to lower costs associated with decreased lumber shipments.

**Year Ended December 31, 2007 Compared To Year Ended December 31, 2006**

The following table sets forth year-to-year changes in items included in our combined statements of operations and comprehensive income for the years ended December 31, 2007 and 2006.

| | Years Ended | | Increase/ (Decrease) |
| --- | --- | --- | --- |
| | December 31, 2007 | December 31, 2006 | |
| | (in thousands) | | |
| Net sales | $1,173,326 | $1,106,681 | $66,645 |
| Costs and expenses: | | | |
| Depreciation | 51,325 | 54,290 | (2,965) |
| Materials, labor and other operating expenses | 1,033,099 | 977,901 | 55,198 |
| Selling, general and administrative expenses | 36,127 | 36,280 | (153) |
| | 1,120,551 | 1,068,471 | 52,080 |
| Income from Canadian lumber settlement | — | 8,476 | (8,476) |
| Earnings before income taxes | 52,775 | 46,686 | 6,089 |
| Income tax provision | 19,006 | 17,126 | 1,880 |
| Net earnings | 33,769 | 29,560 | 4,209 |
| Other comprehensive loss, net of tax: | | | |
| Pension and other postretirement employee benefit plans, net of tax | (1,374) | — | (1,374) |
| Other comprehensive loss, net of tax | (1,374) | — | (1,374) |
| Comprehensive income | $ 32,395 | $ 29,560 | $ 2,835 |

*Net sales*—Total net sales were $1.17 billion for the year ended December 31, 2007, compared to $1.11 billion recorded in 2006. Pulp and paperboard net sales increased to $614.8 million for 2007, compared to $562.1 million for 2006, primarily due to higher pulp and paperboard selling prices and increased sales volumes of pulp to external customers. Consumer products net sales were $444.6 million in 2007, a slight increase compared to net sales of $436.8 million in 2006 due to higher selling prices in 2007, which were mostly offset by significantly lower parent roll sales in 2007. In 2006, we had a significant increase in sales of parent rolls as a result of our decision to reduce excess inventory. Net sales for the lumber segment were $113.9 million for 2007, compared to $107.7 million for 2006. The increase was primarily due to stronger sales of our cedar lumber products in 2007.

*Depreciation*—Depreciation expense was $51.3 million for 2007, compared to $54.3 million in 2006. The decrease was due to certain assets becoming fully depreciated.

*Materials, labor and other operating expenses*—Materials, labor and other operating expenses were $1.03 billion for 2007, compared to $0.98 billion recorded in 2006. The higher costs were primarily due to costs associated with increased paperboard, consumer products and lumber sales volumes, higher wood fiber, maintenance and freight costs for the pulp and paperboard segment, and higher pulp, freight and packaging costs for the consumer products segment.

*Selling, general and administrative expenses*—Selling, general and administrative expenses were $36.1 million in 2007, relatively unchanged from $36.3 million in 2006.

*Income from Canadian lumber settlement*—We received $8.5 million in the fourth quarter of 2006 in connection with the negotiated settlement of the softwood lumber trade dispute between the United States and Canada. The $8.5 million represented our portion of the $39.3 million settlement Potlatch received, which represented Potlatch's total pro rata share of $500 million that was distributed to members of the Coalition for Fair Lumber Imports, of which Potlatch is a member.

*Income tax provision*—An income tax provision of $19.0 million was recorded in 2007 compared to $17.1 million for 2006. The effective tax rate was 36.0% for 2007 and 36.7% for 2006.

*Other comprehensive loss, net of tax*—We recorded other comprehensive loss, net of tax, of $1.4 million for 2007. See discussion above in the section entitled, "Components of Net Sales and Expenses—Other comprehensive income, net of tax."

**Discussion of Business Segments**

|  | 2007 | 2006 |
|---|---|---|
|  | (in thousands) | |
| Segment net sales: | | |
| Pulp and Paperboard: | | |
| Paperboard | $ 567,798 | $ 535,796 |
| Pulp | 101,754 | 77,291 |
| Other | 1,070 | 1,113 |
|  | 670,622 | 614,200 |
| Consumer products | 444,721 | 436,911 |
| Lumber | 121,652 | 114,106 |
| Total segment net sales | $1,236,995 | $1,165,217 |
| Operating income (loss): | | |
| Pulp and paperboard | $ 45,282 | $ 26,331 |
| Consumer products | 17,554 | 25,616 |
| Lumber | 1,691 | 6,331 |
| Total operating income | $ 64,527 | $ 58,278 |

The pulp and paperboard segment reported operating income of $45.3 million for 2007, compared to $26.3 million for 2006. Net sales for the segment were $670.6 million for 2007, compared to $614.2 million for 2006. Paperboard net sales were $567.8 million in 2007, compared to $535.8 million in 2006. The increase was due to higher selling prices and a slight increase in shipments. Pulp net sales were $101.8 million for 2007, compared to $77.3 million recorded in 2006. The increase in pulp net sales was due to higher selling prices and increased shipments. Expenses for the segment were $625.3 million for 2007, compared to $587.9 million for 2006. The increased expenses were due primarily to significantly higher wood fiber costs and costs associated with the increased volume of pulp sales. The higher wood fiber costs were largely attributable to high chip and sawdust prices for our Idaho pulp and paperboard operation in 2007, resulting mainly from the closure of a number of sawmills located in the Western United States.

The consumer products segment reported operating income of $17.6 million for 2007, compared to $25.6 million for 2006. Net sales for the segment were $444.7 million in 2007, compared to $436.9 million in 2006. The higher net sales for the consumer products segment for 2007 were due to increased sales of premium and ultra quality tissue, partially offset by significantly reduced sales of parent rolls. Segment expenses were $427.2 million for 2007, compared to $411.3 million for 2006. The increase was primarily due to higher pulp and freight costs, partially offset by the decrease in costs associated with parent roll sales.

The lumber segment reported operating income of $1.7 million for 2007, compared to $6.3 million for 2006, which included $8.5 million of income associated with the negotiated settlement of the Canadian softwood lumber agreement. Net sales for the segment were $121.7 million, compared to $114.1 million for 2006. The increase was primarily due to stronger sales of our cedar lumber products in 2007. Expenses for the segment were $120.0 million in 2007, compared to $107.8 million in 2006. The higher expenses were largely due to higher log costs and costs associated with increased sales volumes.

**Year Ended December 31, 2006 Compared To Year Ended December 31, 2005**

The following table sets forth year-to-year changes in items included in our combined statements of operations and comprehensive income for the years ended December 31, 2006 and 2005.

| | Years Ended | | Increase/<br>(Decrease) |
| | December 31,<br>2006 | December 31,<br>2005 | |
| --- | --- | --- | --- |
| | (in thousands) | | |
| Net sales | $1,106,681 | $983,034 | $123,647 |
| Costs and expenses: | | | |
| Depreciation | 54,290 | 54,854 | (564) |
| Materials, labor and other operating expenses | 977,901 | 894,852 | 83,049 |
| Selling, general and administrative expenses | 36,280 | 35,156 | 1,124 |
| | 1,068,471 | 984,862 | 83,609 |
| Income from Canadian lumber settlement | 8,476 | — | 8,476 |
| Earnings (loss) before income taxes | 46,686 | (1,828) | 48,514 |
| Income tax provision (benefit) | 17,126 | (1,550) | 18,676 |
| Net earnings (loss) | $ 29,560 | $ (278) | $ 29,838 |

*Net sales*—Total net sales increased to $1.11 billion for the year ended December 31, 2006, from $0.98 billion recorded for the same period in 2005. Pulp and paperboard segment net sales were $562.1 million for the year ended December 31, 2006, compared to net sales of $522.4 million in the same period in 2005. This increase was due to higher selling prices and increased shipments of paperboard and higher selling prices of pulp sold to external customers. Consumer products segment net sales increased to $436.8 million from $368.4 million due to higher selling prices and a significant increase in sales of parent rolls. Lumber segment net sales were $107.7 million for 2006, compared to $92.3 million for 2005. The increase was due to increased sales volumes and higher selling prices.

*Depreciation*—Depreciation totaled $54.3 million for the year ended December 31, 2006, compared to $54.9 million recorded in 2005.

*Materials, labor and other operating expenses*—Materials, labor and other operating expenses increased to $977.9 million for 2006, compared to $894.9 million recorded for 2005. The higher costs in 2006 were due primarily to costs associated with higher paperboard, consumer products and lumber sales volumes, higher wood fiber costs, costs for scheduled maintenance at our Arkansas mill and higher freight costs for the pulp and paperboard segment, and higher pulp, freight and packaging costs for the consumer products segment.

*Selling, general and administrative expenses*—Selling, general and administrative expenses were $36.3 million for 2006, compared to $35.2 million for 2005. The increase was primarily due to higher compensation and consulting expenses, as well as bad debt expense associated with a bankrupt pulp and paperboard customer in 2006.

*Income from Canadian lumber settlement*—As previously discussed, we received $8.5 million in the fourth quarter of 2006 in connection with the negotiated settlement of the softwood lumber trade dispute between the United States and Canada.

*Income tax provision (benefit) for taxes*—We recorded an income tax provision of $17.1 million for the year ended December 31, 2006 compared to an income tax benefit of $1.6 million for the same period in 2005. The effective tax rate was 36.7% for 2006 compared to (84.8%) in 2005. This change was driven primarily by the change from a loss before income taxes in 2005 to income before income taxes in 2006 and recognition of state tax credits in 2005.

**Discussion of Business Segments**

|  | 2006 | 2005 |
|---|---|---|
|  | **(in thousands)** | |
| Segment net sales: | | |
| Pulp and paperboard: | | |
| Paperboard . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 535,796 | $ 500,624 |
| Pulp . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 77,291 | 64,569 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,113 | 922 |
|  | 614,200 | 566,115 |
| Consumer products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 436,911 | 368,432 |
| Lumber . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 114,106 | 97,597 |
| Total segment net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,165,217 | $1,032,144 |
| Operating income (loss): | | |
| Pulp and paperboard . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 26,331 | $ (274) |
| Consumer products . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,616 | 7,455 |
| Lumber . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,331 | (31) |
| Total operating income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 58,278 | $ 7,150 |

The pulp and paperboard segment reported operating income of $26.3 million for the year ended December 31, 2006, compared with an operating loss of $0.3 million for the year ended December 31, 2005. Segment net sales were $614.2 million for 2006, compared to $566.1 million for 2005. Paperboard net sales increased to $535.8 million in 2006, compared to $500.6 million in 2005. Higher selling prices and increased sales volumes were primarily responsible for the increased net sales. Pulp net sales were $77.3 million in 2006, compared to $64.6 million in 2005. The increase in pulp net sales for 2006 was due to higher selling prices. Segment expenses were higher for 2006, totaling $587.9 million, compared to $566.4 million in 2005. The increase reflected costs associated with higher sales volumes of paperboard for 2006 compared to 2005, combined with higher wood fiber, maintenance and freight costs.

The consumer products segment reported operating income of $25.6 million for the year ended December 31, 2006, compared to $7.5 million for the year ended December 31, 2005. Segment net sales were $436.9 million for 2006, compared to $368.4 million recorded for 2005. This increase in net sales was due to higher selling prices and increased sales volumes in 2006 compared to 2005. The higher selling prices in 2006 were attributable to a combination of price increases and sheet count reductions, and the increased sales volumes were primarily the result of our planned reduction in inventories in 2006. Segment expenses were higher for 2006, totaling $411.3 million, versus $361.0 million in 2005. Costs associated with increased sales volumes and higher pulp, freight and packaging costs were primarily responsible for the higher segment expenses.

The lumber segment reported operating income of $6.3 million for the year ended December 31, 2006, compared to an operating loss of less than $0.1 million recorded for the same period in 2005. This increase was due to the $8.5 million received in 2006 in connection with the Canadian softwood lumber agreement. Net sales for the segment were $114.1 million in 2006, compared to $97.6 million recorded in 2005. The higher net sales for the segment were due primarily to increased lumber sales volumes and strong sales of cedar lumber in 2006. Segment expenses were $107.8 million for 2006, versus $97.6 million for 2005. Higher log costs and costs associated with increased sales volumes largely accounted for the increase over 2005.

**Liquidity and Capital Resources**

Our financial resources have historically been provided by Potlatch, which has managed cash and debt on a centralized basis. Cash receipts associated with our business have been transferred to Potlatch on a daily basis and

Potlatch has funded our cash disbursements. These net transfers are reflected in parent's equity in our combined financial statements.

### Three years ended December 31, 2007, 2006 and 2005

The following table presents information regarding our cash flows for the years ended December 31, 2007, 2006, and 2005.

**Cash Flows Summary**

|  | Years ended December 31, | | |
| --- | --- | --- | --- |
|  | 2007 | 2006 | 2005 |
|  | (in thousands) | | |
| Net cash provided by operations | $104,105 | $105,723 | $ 55,218 |
| Net cash used for investing | (20,499) | (27,447) | (43,356) |
| Net cash used for financing | (83,767) | (78,239) | (11,818) |
| Change in cash | (161) | 37 | 44 |
| Balance at beginning of period | 170 | 133 | 89 |
| Balance at end of period | $ 9 | $ 170 | $ 133 |

Net cash provided by operating activities in 2007 totaled $104.1 million, compared with $105.7 million in 2006 and $55.2 million in 2005. The slightly unfavorable 2007 to 2006 comparison was primarily due a smaller amount of cash provided from working capital changes in 2007, which were mostly offset by higher earnings in 2007. The increase in net cash provided by operating activities in 2006 over 2005 was primarily due to increased earnings in 2006, combined with a larger amount of cash provided by working capital changes in 2006 compared to 2005. Working capital totaled $125.3 million at December 31, 2007, compared to $150.9 million at December 31, 2006. The significant changes in the components of working capital were as follows:

- Receivables decreased $19.5 million due primarily to decreases in trade receivables associated with the pulp and paperboard segment.

- Accounts payable and accrued liabilities increased $11.7 million due largely to increases in income taxes payable, trade accounts payable, and other payables related to wages and benefits, utilities, freight, and discounts and allowances in all of our business segments.

Working capital totaled $150.9 million at December 31, 2006, compared to $185.4 million at December 31, 2005. The significant changes in the components of working capital were as follows:

- Inventories decreased $32.1 million primarily due to decreases in tissue and paperboard inventories. Tissue inventories decreased largely as a result of our planned reduction in inventories for the consumer products segment in 2006. The lower paperboard inventories were primarily due to a reduction in inventories at our Idaho paperboard facility.

- Receivables increased $21.1 million due primarily to increases in trade receivables associated with the planned reductions in inventories at both the pulp and paperboard and consumer products segments.

- Accounts payable and accrued liabilities increased $18.4 million due largely to increases in accrued taxes payable and the current portion of our OPEB obligation due to the adoption of FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)*, discussed further in note 6 in the accompanying combined annual financial statements.

Net cash used for investing activities was $20.5 million in 2007, $27.4 million in 2006 and $43.4 million in 2005. Capital expenditures decreased by $6.9 million in 2007 from 2006, and by $15.9 million in 2006 from 2005. In 2005, capital expenditures included $6.9 million in additional equipment and installation costs associated with our tissue converting facility in Illinois and $6.1 million for the replacement of dry kilns at our lumber facility.

Net cash used for financing activities was $83.8 million in 2007, $78.2 million in 2006 and $11.8 million in 2005. Cash used for financing activities in all periods primarily consisted of net payments to Potlatch in accordance with Potlatch's centralized approach to cash management.

Our estimated capital spending of $25.0 million for 2008 is expected to be focused primarily on various discretionary projects for our pulp and paperboard and consumer products segments, as well as various routine general replacement projects for each of our segments.

**Quarters ended March 31, 2008 and 2007**

The following table presents information regarding our cash flows for the quarters ended March 31, 2008 and 2007:

|  | Quarters Ended March 31, | |
| --- | --- | --- |
|  | 2008 | 2007 |
|  | (in thousands) | |
| Net cash provided by operations | $ 25,893 | $ 39,032 |
| Net cash used for investing | (2,286) | (4,099) |
| Net cash used for financing | (23,606) | (35,066) |
| Change in cash | 1 | (133) |
| Balance at beginning of period | 9 | 170 |
| Balance at end of period | $ 10 | $ 37 |

Net cash provided by operating activities for the first quarter of 2008 totaled $25.9 million, compared to $39.0 million for the same period in 2007. The decrease was largely due to a lower amount of cash provided from working capital changes in the first quarter of 2008 compared to the same period in 2007, partially offset by higher earnings.

Working capital totaled $115.7 million at March 31, 2008, compared to $125.3 million at March 31, 2007. This change was primarily the result of a decrease in tissue inventories of $8.1 million.

For the quarter ended March 31, 2008, net cash used for investing activities was $2.3 million, compared to $4.1 million for the first quarter of 2007, which was primarily related to capital expenditures in both periods.

Net cash used for financing activities totaled $23.6 million for the first quarter of 2008, compared to $35.1 million in the first quarter of 2007, which was primarily related to net payments to Potlatch in accordance with Potlatch's centralized approach to cash management.

**Deferred Tax Liability**

We currently have a deferred tax liability of approximately $111.6 million with respect to the difference between the book and tax basis of our fixed assets. It is anticipated that this liability will become a current tax liability at the rate of approximately $10 million per year. In addition, we have other less significant deferred tax balances relating to temporary differences that will impact current taxes payable in future periods.

**Debt and Credit Arrangements**

In connection with the spin-off, we expect to incur debt in a principal amount of approximately $175 million. The net proceeds of this financing, except for $5.0 million that we will retain, will be transferred to Potlatch in connection with the series of transactions described in the section entitled "The Spin-off—Transactions Prior to the Spin-off" beginning on page 22.

We also expect to enter into a $75 million secured revolving credit facility with certain financial institutions effective at the time of the spin-off that will be used as necessary to finance our working capital requirements and for general corporate purposes. We expect that our primary liquidity requirements will be for debt service on the new notes and the credit facility, capital expenditures, payments of dividends, if any, our deferred tax liability and working capital.

Upon consummation of the borrowing transactions described above, we will be significantly leveraged. On a pro forma basis, as of March 31, 2008, we would have had approximately $175 million of aggregate indebtedness and approximately $75 million of additional borrowing capacity, which we will draw upon periodically to meet cash requirements depending on cash flows from operations. As a result, we will be required to apply a significant amount of cash to service our debt obligations. For the year ended December 31, 2007, and the three months ended March 31, 2008, on a pro forma basis after giving effect to the planned borrowing transactions, including $10 million of estimated average borrowings under our anticipated line of credit, our interest expense, including amortization of debt issuance costs, would have been $18.0 million and $4.5 million, respectively.

Our debt agreements are expected to contain certain covenants that will restrict our ability to borrow additional money, pay dividends and certain other payments, make investments, create liens, enter into transactions with affiliates and sell assets or enter into mergers with others. We expect that our obligations under the credit facility will be secured by all or a portion of our assets. In addition, the documentation governing our debt obligations will contain events of default for failure to pay principal or interest when due, covenant defaults, change of control, defaults on other material obligations and other events to be specified.

Following the spin-off, we expect our credit ratings to be lower than the current ratings of Potlatch. This difference will affect the interest rates at which we may borrow funds, as well as the amounts of indebtedness that will be available to us.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future, which will be subject to the successful operation of our business, as well as general economic, competitive and other factors outside of our control. Based on our current level of operations, we believe that our cash flow from operations and available borrowings under the credit facility will be sufficient to meet our future cash needs for the next 12 months.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we make substantial capital expenditures or consummate an acquisition, our debt service requirements could increase. We may be required to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

## Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2007. Portions of the amounts shown are reflected in the combined financial statements and accompanying notes, as required by generally accepted accounting principles. See the footnotes following the table for information regarding the amounts presented and for references to relevant combined financial statement notes that include a detailed discussion of the item. The following table does not include contractual obligations to which we will be subject following the spin-off, such as the indenture governing our expected $175 million in notes and our expected $75 million credit agreement. We have included below under the heading "Pro Forma Contractual Obligations" a table summarizing these obligations, on a pro forma basis as of December 31, 2007.

| | PAYMENTS DUE BY PERIOD | | | | |
| --- | --- | --- | --- | --- | --- |
| | TOTAL | Within 1 YEAR | 1-3 YEARS | 3-5 YEARS | More than 5 YEARS |
| | | | (in thousands) | | |
| Operating leases (1) | $ 49,239 | $ 10,244 | $12,124 | $ 8,904 | $ 17,967 |
| Purchase obligations (2) | 61,015 | 51,225 | 6,601 | 2,948 | 241 |
| Other obligations (3) | 217,346 | 86,010 | 19,708 | 20,875 | 90,753 |
| Total | $327,600 | $147,479 | $38,433 | $32,727 | $108,961 |

(1) See Note 8, "Commitments and Contingencies," in the notes to combined financial statements.
(2) Purchase obligations consist primarily of accounts payable, the purchase of raw materials (primarily pulp), contracts for outside chipping, and contracts with natural gas and electricity providers.
(3) Included in other obligations are payments on postretirement employee benefit plans. Payments are based on expected future benefit payments as disclosed in Note 7, "Savings, Pension and Other Postretirement Employee Benefit Plans."

## Pro Forma Contractual Obligations

The following table presents our contractual obligations on a pro forma basis as of December 31, 2007 after giving effect to the spin-off and related transactions.

| | PRO FORMA PAYMENTS DUE BY PERIOD | | | | |
| --- | --- | --- | --- | --- | --- |
| | TOTAL | Within 1 YEAR | 1-3 YEARS | 3-5 YEARS | More than 5 YEARS |
| | | | (in thousands) | | |
| Long-term debt obligations | $175,000 | $ — | $ — | $ — | $175,000 |
| Interest payments on long-term debt obligations (1) | 166,250 | 16,625 | 33,250 | 33,250 | 83,125 |
| Operating leases | 49,239 | 10,244 | 12,124 | 8,904 | 17,967 |
| Purchase obligations | 61,015 | 51,225 | 6,601 | 2,948 | 241 |
| Other obligations | 217,346 | 86,010 | 19,708 | 20,875 | 90,753 |
| Total | $668,850 | $164,104 | $71,683 | $65,977 | $367,086 |

(1) Interest expense is calculated by using the 9.5% interest rates and assumptions described in note (c) to our pro forma financial statements. See "Unaudited Pro Forma Condensed Combined Financial Statements."

## Quantitative and Qualitative Disclosures about Market Risk

We anticipate annual average borrowings for 2009 of $10 million under our anticipated $75 million variable secured revolving credit facility with an interest rate of 5.5%. We are not expected to have a balance outstanding under this facility at the spin-off date. An increase or decrease in actual interest rates of 12.5 basis points would increase or decrease pro forma interest expense by approximately $3,125 for the quarter ended March 31, 2008, and approximately $12,500 for the year ended December 31, 2007.

All of our non-U.S. sales are denominated in U.S. dollars and accordingly we are not subject to currency exchange risks associated with the receipt of payments in foreign currencies.

**Off-Balance Sheet Arrangements**

We currently are not a party to off-balance sheet arrangements that would require disclosure under this section.

**Environmental**

We are subject to rigorous federal and state environmental regulations. For a discussion of these regulations and their impact on our business, see "Business—Environmental."

## BUSINESS

### Industry Overview

We participate in the paperboard, consumer products, market pulp and lumber products industries.

#### Paperboard

Our pulp and paperboard business competes in the SBS segment of the paperboard industry. SBS is a premium paperboard grade that is most frequently used to produce folding cartons, liquid packaging, cups and plates, and commercial printing items. SBS is used to make these products because it is manufactured using virgin fiber produced in a kraft bleaching process, which results in superior stiffness and cleanliness. SBS is often coated with a clay surface, which in many cases provides superior surface printing qualities. SBS can also be coated with a plastic film to provide a moisture barrier for some uses.

According to RISI, Inc., or RISI, a research firm and information provider for the paper and forest products industry, approximately six million tons of bleached paperboard were manufactured in 2007 in the United States, including bristols. The following chart shows, on a percentage basis, the end products produced from this six million tons of SBS that were converted in 2007:



*Folding cartons segment.* Folding carton end uses consumed nearly 42% of domestic SBS production, making it the largest portion of the SBS segment of the paperboard industry. Within the folding carton segment there are varying qualities of SBS. The high end of the folding carton category in general requires a premium print surface and includes uses such as packaging for pharmaceuticals, cosmetics, DVDs and CDs, and other premium retail goods. On the lower end of the quality spectrum, SBS is used in the packaging of commodity frozen foods, beverages, and baked goods.

Demand for SBS in the folding carton segment in the United States is primarily driven by industrial production of processed foods, particularly wet and frozen foods, as containers for these products account for the biggest source of consumption. Additionally, due to its extensive use in packaging pharmaceuticals, cosmetics, and media goods, demand is also linked to growth in those segments and in the global economy. According to RISI, folding carton segment demand is expected to grow by 1.3% annually in the United States through 2012.

*Liquid Packaging and Cup Segment.* The liquid packaging segment accounted for approximately 19% of SBS production in the United States in 2007, or approximately 1.2 million tons. SBS liquid packaging is primarily used in the United States for the packaging of juices. In Japan and other Asian countries, SBS liquid packaging is primarily used for the packaging of milk, juice and other liquid items.

The cup segment of the market consists primarily of cold and hot drink cups and is largely characterized by highly commoditized, lower margin uses that place less emphasis on printability or brightness. Since this segment is mostly commoditized, it tends to attract producers employing a high-volume, low-margin strategy. While we serve demand in this commodity cup segment, we are particularly focused on the high-end portion of the segment that demands good printability.

*Commercial Printing Segment.* Approximately 750,000 tons of SBS were used for commercial printing applications in the United States in 2007, or approximately 12% of SBS production. Commercial printing applications use light-weight bleached bristols, which are used to produce postcards, signage, sales literature, and cover stock for publications such as annual reports, among other things. The customers in this segment are accustomed to high-quality paper grades, which possess superior printability and brightness compared to most paperboard grades. Consequently, the commercial printing segment is characterized by the most demanding specifications for customized paperboard surface quality and printability. As a result of the heightened emphasis on superior quality and performance, the pricing opportunities generally are more attractive than those found in most paperboard grades.

*Market Pulp.* Nearly 70% of the pulp manufactured worldwide is integrated with paper and paperboard production, usually at the same mill, according to RISI. In those cases where a paper mill does not produce its own pulp, it must purchase it on the open market. Market pulp is defined as pulp produced for sale to these customers and it excludes tonnage consumed by the producing mill or shipped to any of its affiliated mills within the same country. Demand for bleached chemical market pulp, or BCP, totaled 45.9 million tons in 2007, an increase of 1.4 million tons or 3.1% over 2006. BCP demand has grown by an average of 3.5% each year during the period from 1986 to 2006, according to RISI's estimates of the top 19 pulp producing countries.

Market pulp is divided into two basic groups: paper grade pulps and dissolving or special alpha pulps. Chemical processes, mainly the sulfate, or kraft, process, produce most of the paper grade market pulps. Chemical paper-grade pulp can be further divided according to pulping process, basic wood type, producing region, brightness level and various types of bleaching. Northern Bleached Softwood Kraft pulp is one of the most important and widely used grades of chemical paper-grade pulp produced in North America, and producers in recent years have emphasized the grade's premium traits, which are ideal for thin coated paper. Softwood pulp demand grew by 0.9% during 2007, equivalent to 193,000 tons of demand growth.

### Consumer Products

Our consumer products business competes in the consumer segment of the U.S. tissue market, in which 7.4 million tons of tissue were produced in 2007, according to RISI. The U.S. tissue market is generally divided into two segments:

- the at-home or consumer segment, representing 68% of the U.S. tissue market, and

- the away-from-home segment, representing 32% of the U.S. tissue market.

In 2007, the United States at-home tissue segment consisted of the following products:



Each category of products is further distinguished according to quality classifications: ultra, premium, value and economy. As a result of process improvements and consumer demand, the majority of at-home tissue sold in the United States has shifted from value and economy quality to premium or ultra quality.

At-home tissue producers are comprised of companies that manufacture branded and private label tissue products. Branded tissue suppliers manufacture, market and sell tissue products under their own nationally branded labels. Private label tissue producers sell tissue products to retailers who in turn sell the tissue to consumers as the retailers' private label brand. Some manufacturers sell both branded and private label tissue products.

In the United States, at-home tissue is primarily sold through grocery stores, mass merchants, warehouse clubs, drug stores and dollar stores. The following chart shows the percentage of consumer tissue sold in the United States through mid-year 2007 through retail distribution channels, according to Information Resources, Inc.:



**U.S. Retail Consumer Channels**
**52 weeks ending 6/24/07**

Tissue is one of the strongest segments of the paper and forest products industry due to its steady demand growth and the absence of severe supply imbalances that occur in a number of other paper segments. Tissue consumption per capita growth closely tracks GDP per capita growth. In addition to economic and demographic drivers, tissue demand is affected by product innovations and shifts in distribution channels.

### Lumber Products

Our lumber products business competes in the U.S. softwood lumber market, which includes cedar and dimensional framing lumber products. Dimensional framing lumber is a commodity product produced for the construction market. One of the primary end uses for cedar products are homes in resort areas or second home markets. The current downturn in the North American housing market has reduced demand for lumber products.

## Business Overview

Our business is comprised of two primary businesses, our pulp and paperboard business and our consumer products business. We also manufacture and market lumber products, including dimensional framing lumber and appearance grade cedar lumber products.

### Pulp and Paperboard

Our pulp and paperboard business manufactures and markets bleached paperboard for the high-end segment of the packaging industry and is a leading producer of SBS in the United States. Our pulp and paperboard business operates two facilities, one in Idaho and one in Arkansas. Our pulp and paperboard business also produces bleached softwood market pulp, which is used as the basis for many paper products, and slush pulp, which it supplies to our consumer products business. In 2007, our pulp and paperboard business had net sales of $670.6 million, of which $567.8 million was derived from sales of our paperboard products, approximately $46.0 million was derived from the sale to third parties of pulp produced at our facilities, and approximately $55.8 million was derived from internal pulp sales to our consumer products business.

Our bleached paperboard is converted by our customers into a variety of end products, including packaging for liquids, food products, pharmaceuticals, toiletries, paper cups and plates, blister packaging and other consumable goods. We also manufacture lightweight bleached bristols. The chart below illustrates the percentage of products produced by our pulp and paperboard business in 2007:



Folding cartons used in pharmaceuticals, cosmetics and blister and skin packaging, as well as those that incorporate foil and holographic lamination, accounted for approximately 44% of our total paperboard sales in 2007, or approximately 408,000 tons. We focus on high-end folding carton applications where the heightened focus on product quality provides for differentiation among suppliers, resulting in margins that are more attractive than in lower grade packaging.

Our liquid carton paperboard is known for its cleanliness and printability, and is engineered for long-lived performance due to its three-ply, 100% softwood construction, and optional polyethylene coating. Our reputation for producing liquid packaging meeting the most demanding standards for paperboard quality and cleanliness has resulted in a meaningful presence in Japan, where consumer tendencies to associate blemish-free, vibrant packaging with the cleanliness, quality, and freshness of the liquids contained inside are pronounced.

We also sell paperboard for use in cup and plate products. A majority of our sales into this area are to the standard cup and plate segment of the market, but we also provide paperboard to high-end food manufacturers, such as those who make premium ice cream. We also sell limited quantities of plate quality SBS.

### Consumer Products

Our consumer products business is a leading producer of private label tissue products sold in grocery stores in the United States. In 2007, we produced approximately 55% of the total private label tissue products sold in grocery stores in the United States.

We manufacture our tissue with three paper machines at our facility in Idaho, as well as one machine at our facility in Las Vegas, Nevada. The tissue is then converted into packaged tissue products at our three converting facilities in Idaho, Nevada, and Illinois. In 2007, our consumer products division had net sales of $444.7 million.

In 2007, we produced and sold the following product mix:



**Lumber Products**

We produce dimensional framing lumber and specialty appearance grade cedar products. Our lumber products business also supplies wood chips, sawdust and bark, or hog fuel, biomass to our pulp and paperboard segment. In 2007, our lumber products business had net sales of $121.7 million with production of approximately 200 million board feet.

We sell lumber through a variety of channels. Dimensional framing lumber sales are made through a diverse set of distribution channels, including distributors, professional dealers, and office wholesalers. Substantially all of our cedar lumber sales are through distributors.

**Company Strengths**

*High-quality, premium products*. Over the last several years, we have focused on high-quality paperboard and consumer tissue products.

- Pulp and Paperboard: We produce paperboard with smooth printing surfaces, superior brightness and cleanliness, excellent strength and forming ability, and diverse ranges of thickness.

  - In recent years, we have enhanced our sheet quality for our folding carton, commercial print, cupstock and liquid packaging grades. We have also introduced blister packaging and coated two-side grades to expand our high-quality product offerings.

  - Our liquid carton packaging board is known for its cleanliness and printability, and is engineered for long-lived performance due to its three-ply, 100% softwood construction, and optional polyethylene coating.

  - Our pulp and paperboard business ships over 48,000 tons of liquid packaging paperboard to the highly demanding Japanese market each year. In Japan, blemish-free paperboard devoid of any contaminants or residue is a fundamental requirement in the liquid packaging segment. This is due to the consumer's tendency to associate blemish-free, vibrant packaging with the cleanliness and freshness of the liquids contained inside.

- Consumer Products: We produce high-quality private label consumer tissue products.

  - We are committed to maintaining a high-quality level for our products that matches the quality of the leading national brands. We utilize independent companies to routinely test our product quality. Tests including bi-weekly tracking, central location testing, in-home consumer testing and qualitative focus groups.

  - We believe that we are the only U.S. consumer tissue manufacturer that produces solely private label tissue products. Most U.S. tissue producers manufacture both private label and branded products. Branded producers generally manufacture their private label products a quality grade or two below their branded products so as not to impair sales of the branded products. Because we do not produce branded tissue products, we are able to offer products that match the quality of the branded products at lower prices.

### *Long-standing customer relationships with focus on premium quality and service.*

- Pulp and Paperboard:

  - We have long-standing customer relationships with our paperboard customers. Our top 10 customers accounted for over 50% of our total paperboard shipments from each mill in each of the last four years, and although most of our contracts are annual agreements that can be terminated without penalty, our relationships extend over many years with our top 10 customers.

  - We do not produce paperboard end products, so we are not simultaneously a supplier of, and a competitor to, our customers. For example, of the five largest SBS producers in the United States, we are the only producer that does not also convert SBS into end products. We believe our position as a non-integrated supplier has resulted in a diverse group of loyal customers as they do not have to worry that in the event of decreased market availability of SBS, we will re-direct production to meet internal conversion requirements.

  - Our Converting Solutions Team, comprised of seven full time experts with experience in the converting business, provides valuable consulting services to our customers. These services would be prohibitively expensive for most of our customers to develop and provide in-house. We also have a national network of 12 experienced and dedicated sales representatives who are geographically distributed to increase responsiveness to our customers. Our sales force is augmented by a toll-free help line staffed by ten customer service representatives capable of quoting price and delivery terms, thereby reducing turnaround times and increasing customer certainty.

  - We have lengthy, established relationships with our Japanese customers, which greatly enhances our position in that segment. Since the Japanese market for liquid packaging is small relative to the overall global market segment, many of the large manufacturers who focus on large volume market segments and high-intensity manufacturing choose not to target this demanding market segment.

- Consumer Products:

  - In 2007, we produced approximately 55% of the total private label tissue products sold in grocery stores in the United States. We supply three national grocery chains' private label tissue products. We have strong long-term relationships with our grocery chain customers and believe we have successfully integrated ourselves within their strategic decision making processes. The average tenure of our top 10 consumer product customers in 2007 was over 20 years.

  - We deliver customer-focused business solutions by assisting in managing product assortment, category management, and pricing and promotion optimization. We also offer continuous replenishment and vendor managed inventory programs to many of our customers. In 2007, we maintained operational goals of 97% on-time shipments for our largest customers, and a 98% fill rate on all orders. In addition, our promotional programs focus on supporting the customer's brand and volume expectations.

### *Well-maintained facilities with significant investments over the last several years.*

- Pulp and Paperboard:

  - Between 2000 and 2007, we spent approximately $123.0 million in capital expenditures at our pulp and paperboard business. Our Arkansas mill is the most recently-built SBS mill in North America, and from 2000 to 2007 it was updated and improved with a new headbox, a complete rebuild and expansion of its recovery boiler, a new coater, and additional drying capacity for the paper machine. At our Idaho mill, investments were made on the folding carton/commercial print paperboard machine, including installation of a new headbox, pocket vent system, profiling drying equipment, and a new coater between 2000 and 2007. In addition, a chip screening system was installed in 2007 in the wood handling area. These investments have increased productivity approximately 20% at each mill and have reduced operating costs.

- Consumer Products:

  - Between 2000 and 2007, we spent approximately $125.0 million in capital expenditures in our consumer products business. One of our most significant projects was the investment in the TAD equipment in our Nevada facility, which was completed in 2004. Our newest facility in Illinois began converting operations in 2004 and serves as point of access to customers in the Midwestern and Eastern United States.

### *Attractive geographic positioning of our pulp and paperboard business.*

- Our pulp and paperboard mill in Idaho is one of only two SBS mills and the only SBS mill that produces a coated grade SBS in the Western United States, which allows us to minimize transportation costs to Asia and compete on a cost-advantaged basis relative to our East Coast competitors. This advantage is particularly important in sales of liquid packaging SBS to Japan, and in sales of folding carton and commercial print to customers located on the West Coast of the United States.

- Our Arkansas mill is centrally located, complementing the Idaho mill in shipping to customers nationwide. The Arkansas mill supplies customers in the Midwest and East, which reduces the freight costs incurred in connection with shipments to those customers.

### *Largely integrated pulp and tissue operations*.

Our consumer products business sources the majority of its pulp supply internally from our pulp and paperboard operations in Idaho. Our tissue facilities source approximately 50%, or an estimated 120,000 tons, per year of their pulp supply internally. This relationship provides our consumer products business with a secure pulp supply and significant freight and drying cost savings. Our pulp and paperboard business benefits from this relationship with a steady demand source. Any excess pulp produced by our Idaho mill is sold in the open market.

### *Strong lumber products business*

Our lumber mill is capable of producing a variety of value-added specialty cedar products. Our strengths also include above average scale operations with up-to-date technology and experienced mill management. We have a strong and focused customer base, where our top five dimension lumber customers account for 45% of dimensional framing lumber sales, and our top five cedar customers accounted for 49% of cedar sales in 2007.

### Company Strategies

#### Pulp and Paperboard

*Leverage our leading market position*. As a leading supplier to the high-end segment of the North American packaging industry, we have strong industry insight and expertise, which we utilize to provide value-added services to our customers. We intend to further strengthen our position by increasing our sales to both existing and new customers of our pulp and paperboard businesses by using the depth of our customer relationships and the quality of our products.

*Increase annual production of commercial print paperboard.* Through our experienced sales force and in recognition that packaging and print market segments are merging, we have enhanced our position within the commercial print paperboard segment by providing paperboard to prospective customers for trial use on challenging printing jobs. Through these trials, we have established a meaningful foothold among a small but significant segment of this market where the emphasis is on product quality and customer service. We intend to increase our annual production of paperboard manufactured for the higher margin commercial print paperboard market segment.

*Increase productivity and cost competitiveness of our pulp and paperboard business.* Our pulp and paperboard business is focused on long-term cash generation by carefully managing costs and investing strategically to improve operating performance. From 1999 to 2007, our pulp and paperboard business reduced labor costs by cutting headcount by approximately 20% while increasing production by approximately 22% during the period. In addition, as natural gas costs have increased over the past few years, our pulp and paperboard business has been able to cut energy costs by reducing natural gas use by 55% per ton of production. We intend to pursue additional cost reductions and productivity improvements for our pulp and paperboard business.

### Consumer Products

*Penetrate new grocery accounts in the Midwest.* We are leveraging the location of our Illinois converting facility and our position as a leading supplier of private label tissue in the Western United States to expand our customer relationships in the Midwestern United States.

*Increase manufacturing capacity by adding a napkin line in our Illinois facility.* We are currently experiencing strong sales of our napkin products and expect these sales levels to grow. To address this demand, we are adding a new napkin line to our Illinois facility. We believe this additional line will eliminate our need to outsource production of these products, as well as reduce freight costs and increase sales.

*Establish Facilities on the East Coast.* Due to freight costs, it is typically uneconomical for us to service East Coast customers, or East Coast retail locations of our national customers, given the current geographical location of our tissue facilities. We are exploring options to open a manufacturing facility or multiple facilities on the East Coast, which we believe would allow us to service more retail outlets of our current customers and expand our customer base to include East Coast retailers and East Coast locations of our national customers.

### Lumber Products

We intend to capitalize on the attractive opportunities currently available in the cedar lumber market, while still maintaining a strong foundation of dimensional framing lumber production and continuing to produce high-quality cedar boards and value added products. We intend to leverage our, remanufacturing capabilities and volume sales of our cedar products to expand our business. For our dimensional framing products, we intend to continue to target professional dealer yards and wholesale distribution companies who serve that segment of the industry.

### Products

#### *Paperboard*

We market our bleached paperboard products under our Ancora and Candesce brands. Ancora is a coated two-sided product that features printer-specified shade and brightness balance without the use of optical brightening agents in a smooth sheet designed for excellent color reproduction. Ancora is ideal for high-profile brochures and mailers, point-of-purchase displays, presentation folders, luxury packaging and promotional materials requiring a consistent, premium print surface on both sides of the sheet. Candesce is the umbrella brand for our premium lines of folding carton and commercial print paperboard, carded packaging, cupstock, and liquid packaging board.

| Candesce Products | Typical Use | Features |
|---|---|---|
| Aseptic & Non-aseptic Packaging Board | Juices, milk and other beverages | • Designed for extended shelf life products and non-refrigerated aseptic applications<br><br>• 3-ply construction and fiber base that delivers excellent bending and folding characteristics |
| Carded Packaging Grades | Display rack packaging, single sales of small items such as cosmetics | • Premium print surface<br><br>• 100% fiber tear (sealing characteristic) |
| Coated One-Side Paperboard | Cosmetics packaging and commercial printing, foil and holographic lamination, cover stock and direct mail, pharmaceuticals, dry and frozen foods, candy and bakery boxes | • High end surface for pure color and crisp detail<br><br>• Engineered with strength and surface properties that support many converting processes, including folding, scoring, embossing, foil stamping, laminating, perforating, and die cutting |
| Coated Back Side | Trading and gaming cards, flash cards and postcards, retail store display signs, presentation folders, and book, notebook and tablet covers | • Dense sheet characteristics enabling rich primary print surface for complex graphics as well as solid print surface on the back side |
| Cupstock | Cold and hot cups, ice cream cups, yogurt and soup containers | • 100% softwood furnish enabling strength, forming and sealing characteristics |
| Gable Liquid Packaging Board | Milk, juice, sake, wine, tea, health drinks, specialty creams, salads, dry foods, candy, and plant food | • 3-ply, 100% softwood furnish<br><br>• Efficient sizing and sheet construction<br><br>• Wick resistant |

| Ancora Product | | |
|---|---|---|
| Ancora Coated Two Side | High profile brochures, presentation folders, direct mail, report covers, point-of-purchase displays, high-end advertising | • Balanced coated sheet surfaces<br><br>• Consistent color reproduction and excellent ink holdout |

### *Pulp*

We manufacture bleached softwood market pulp, which is used as the basis for many paper products, and slush pulp, which we supply to our consumer products business.

*Consumer Products*

Our consumer products business produces and markets household private label consumer tissue products—household paper towels, napkins, and facial and bathroom tissue—that match the quality of branded counterparts. We manufacture and sell a complete line of premium facial tissues, ultra TAD and premium household towels, ultra and premium 2-ply bath tissue, and ultra 2-ply and 3-ply napkin products. With bathroom tissue products, our consumer products business primarily focuses on the premium and ultra segments. In 2007, our consumer products business produced approximately 10.4 million cases of paper towels, 11.4 million cases of bath tissue, 2.3 million cases of napkins, and 1.7 million cases of facial tissue.

*Lumber Products*

Our lumber products business produces dimensional framing lumber and appearance grade cedar products, including glued and profile lumber for building products end-users. Specifically, our cedar products include appearance grade boards, siding and trim. Our glued cedar process utilizes low grade cedar to produce finger jointed and edge glued boards and siding. Our dimensional lumber business includes two inch dimensional framing lumber, industrial timbers and railroad ties.

**Sales and Marketing**

We utilize various methods for the sale and distribution of our paperboard and softwood pulp. The majority of our paperboard is sold to packaging converters domestically through sales offices located throughout the United States, while a growing percentage is channeled through distribution to commercial printers. The majority of our international paperboard sales are made in Japan, China, Taiwan, Australia and other Southeast Asian countries through sales agents. The majority of our softwood market pulp sales are made through agents. The recent decline in the U.S. dollar has opened up European markets.

We sell private label tissue products directly to retail distribution centers through our own sales force to grocery stores. We also utilize the services of market brokers.

Our lumber products are sold through a diverse set of distribution channels. Our dimensional framing lumber sales are made to distributors, professional dealers and wholesalers, as well as to a number of smaller buyers. The majority of dimensional framing sales are made to purchasers in the Western United States. Cedar sales are more concentrated, with nearly 89% of all sales made to distributors in 2007.

**Competition**

Our pulp and paperboard business mainly competes based on product quality, customer service and price. We are a significant producer of bleached paperboard in the United States, where we compete with at least five other domestic pulp and paperboard producers. In 2007, we had approximately 13% of the available domestic bleached paperboard capacity. Our pulp and paperboard business primarily competes with International Paper, MeadWestvaco, Georgia Pacific and Rock-Tenn.

Our consumer products business primarily competes on the basis of product quality, service and price. Our tissue business competes directly with several mid-sized companies and a group of smaller producers in the private label tissue market segment. Our consumer products business also competes with the large branded tissue products producers, such as Procter & Gamble, and producers who manufacture both branded and private-label products, such as Georgia-Pacific and Kimberly-Clark. We believe our consumer products business competes favorably as to quality and price with both private label and branded tissue product producers. In 2007, we produced approximately 55% of the total private label consumer products sold in grocery stores in the United States.

**The Processes Associated with Producing our Products**

*Paperboard*. In general, the process of making paperboard begins by chemically cooking wood chips and sawdust to make pulp. The pulp is bleached to provide a white, bright pulp used to produce paperboard grades, which are formed using our three paperboard machines. The various grades of paperboard may be coated with starch and clay, and are wound into rolls for shipment to customers for converting to final end uses. For liquid paperboard packaging, a polyethylene or plastic coating is applied by a separate operation to create a barrier that is water resistant and durable. In order to produce the steam necessary to cook the chips, dry the materials and produce electricity that we use at our facilities, we burn biomass residuals from the pulping process in a recovery boiler, as well as hog fuel biomass and natural gas in our power boilers. We recover and recycle cooking chemicals in recovery boilers and recausticizing plants.

*Pulp*. Bleached pulp that we sell as market pulp is dried and baled on a pulp drying machine, bypassing the paperboard machines.

*Tissue*. The process of making tissue starts with pulp made from wood chips. The pulp is mixed in a giant blending chest until it reaches a consistency of 96% water and 4% pulp. This mixture is sprayed onto a large rotating porous screen on the paper machine, where the sheet is formed. From this point the sheet travels through numerous pressure rolls to remove excess water and finally over a large heated drum to dry. The dry sheet is wound into parent rolls weighing several tons, which are placed into storage until the paper is converted. During the converting process, the parent rolls are placed on a converting line where the paper is rewound onto a smaller core for bathroom tissue or household towels, or folded for facial tissue or napkins. Once the product is rewound or folded it goes through a packaging or wrapping process and is placed in a shipping case. This case is placed in storage until it is shipped to the customer.

**Facilities**

*Idaho.* Our pulp and paperboard, consumer products and lumber products segments share an 880 acre site in Lewiston, Idaho.

Our pulp and paperboard business built a mill at the Idaho site in 1950, which underwent pulp and utilities rebuilds throughout the 1980s and early 1990s. The Idaho pulp and paperboard mill is currently capable of producing 545,000 tons of pulp and 430,000 tons of bleached paperboard. The mill has an extruder capable of processing 180,000 tons per year. An extruder coats paperboard with polyethylene, which provides the paperboard with liquid resistant qualities. Excess pulp produced at this mill is either transferred to our consumer products business in the form of slush pulp for use in the production of tissue products or is dried and sold as baled pulp on the open market.

Our consumer products business operates in Idaho with three dedicated conventional tissue machines capable of producing approximately 180,000 tons per year, and 17 converting lines and three slitters/printers producing 1.1 million cases per month. These machines operate 24 hours a day, 7 days a week. The Idaho consumer products facility has warehousing space for 475,000 cases of raw materials and parent rolls.

Our lumber segment built its Lewiston, Idaho mill in 1927, but the mill has undergone a series of rebuilds and other capital investment improvements in recent years, including a sawmill rebuild in 1987, a rebuild of the log merchandising area in 1993, stacker modifications in 1999 in-feed upgrades on the sharp chain in 2003 and a kiln replacement in 2005. Currently, the mill runs 75% dimensional framing and 25% cedar lumber. In 2007, this mill produced approximately 200 million board feet of lumber.

*Arkansas.* Our pulp and paperboard business constructed its mill in Arkansas in 1977, making it the newest SBS mill in North America. The mill includes one pulp line capable of producing 300,000 tons of slush pulp annually, one paperboard machine with annual capacity of 325,000 tons, and an extruder capable of processing 80,000 tons per year. Currently, only 30,000 of the 80,000 tons per year of extrusion capacity is being utilized.

The facility was designed with a simple layout which requires limited capital expenditures to optimize production. In 2007, folding carton production amounted to 91% of all quality paperboard shipments from our Arkansas facility.

*Nevada*. Our consumer products business set up its Las Vegas, Nevada facility to service the Southwestern United States. The first phase of the Nevada facility was completed in 1994. The initial construction included the current converting facility and 100,000 square feet of finished goods storage. In 2004, the TAD paper machine began operation in Nevada. The machine is located in a separate building and is connected to the existing converting facility. The Nevada facility is a 24 hours a day, 7 days a week operation. In 2007, our Nevada facility acquired 25% of its pulp requirements for its TAD machine from our Idaho pulp mill and the remainder from third parties. Pulp is transferred from our pulp and paperboard business at market price less avoided costs.

The Nevada operation has two warehouses with over 500,000 square feet of space for finished goods, raw materials and parent rolls. One of the warehouses, located directly south of the Nevada facility, is leased and provides rail access to the operation. The rail access is used for inbound pulp, corestock, parent rolls and cased product from our Idaho mill.

*Illinois.* Our consumer products business facility in Elwood, Illinois is leased, and it manufactures and distributes products primarily for customers in the Midwestern and Eastern United States. The facility was originally built in 2002 as a distribution center and became a converting facility in 2004 to meet market needs in the Midwest and to reduce freight costs. This facility has access to all forms of transportation. Like the other consumer product business facilities, the Illinois facility is a 24 hours a day, 7 days a week operation. Our Illinois facility also has a leased warehouse with 400,000 square feet of space for finished goods, raw materials and parent rolls.

*Texas and California.* Our consumer products business operates two other distribution centers, one in Fort Worth, Texas and one in Tracy, California. The Texas warehouse is a five-day, two shift distribution operation with one salaried and four hourly employees. It is a 125,000 square foot, leased space that holds finished goods for distribution to the South Central United States, predominately Texas. The warehouse in California is a public warehouse for one of our major customers in support of the customer's drop ship and promotional programs.

Our principal manufacturing facilities at December 31, 2007, together with their respective 2007 annual capacities and production, are as follows:

|  | CAPACITY | PRODUCTION |
| --- | --- | --- |
| **Pulp and Paperboard** | | |
| Pulp Mills: | | |
| Arkansas .............. | 300,000 tons | 296,000 tons |
| Idaho ................ | 545,000 tons | 508,000 tons |
| Bleached Paperboard Mills: | | |
| Arkansas .............. | 325,000 tons | 321,000 tons |
| Idaho ................ | 430,000 tons | 424,000 tons |
| **Consumer products** | | |
| Tissue Mills: | | |
| Idaho ................ | 180,000 tons | 179,000 tons |
| Nevada ............... | 35,000 tons | 34,000 tons |
| Tissue Converting Facilities: | | |
| Idaho ................ | 100,000 tons | 95,000 tons |
| Illinois ............... | 47,000 tons | 43,000 tons |
| Nevada ............... | 50,000 tons | 48,000 tons |
| **Lumber products** | | |
| Sawmill: | | |
| Idaho ................ | 205,000 thousand board feet | 199,000 thousand board feet |

## Employees

As of June 30, 2008, we had approximately 2,490 full-time employees, of which 1,100 were employed by our pulp and paperboard business, 1,070 were employed by our consumer products business and 320 were employed by our lumber products business. This workforce consisted of approximately 625 salaried, 1,865 hourly and 80 temporary or part-time employees. As of June 30, 2008, approximately 66% of the workforce was covered under collective bargaining agreements.

Unions represent hourly employees at our Idaho and Arkansas facilities. The table below illustrates which employees are represented at these facilities, by whom and the contract expiration date.

| Union Description | Location | Represented Group | Number of Employees | Contract Expiration Date |
|---|---|---|---|---|
| International Association of Machinists and Aerospace Workers | Idaho | Hourly employees at Lumber Products | 295 | May 30, 2008 |
| International Association of Machinists and Aerospace Workers | Idaho | Hourly employees at Number 4 Power Boiler | 43 | May 30, 2008 |
| United Steel Workers | Arkansas | Hourly employees at Arkansas | 245 | July 31, 2009 |
| International Brotherhood of Electrical Workers | Idaho | Hourly employees (electricians) at pulp and paperboard & consumer products | 52 | August 31, 2010 |
| United Steel Workers | Idaho | Hourly employees at pulp and paperboard & consumer products | 1006 | August 31, 2010 |

The Arkansas facility has a union contract with the United Steelworkers Union, which will remain in effect through July 2009. We negotiated two major contracts in 2007 covering the hourly workers in Idaho represented by the United Steel Workers and with the International Brotherhood of Electrical Workers, which will expire on August 31, 2010. Our contract with the hourly employees at our lumber products facility and the Number 4 power boiler at our Idaho facility, who are represented by the International Association of Machinists and Aerospace Workers, expired on May 31, 2008. Those employees currently continue to work without a union contract in place while discussions between us and the union continue.

## Legal Proceedings

We are currently not a party to any material legal proceedings. We may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

## Environmental

Our operating facilities are subject to rigorous federal and state environmental regulation governing air emissions, wastewater discharges, and solid and hazardous waste management. We endeavor to comply with all environmental regulations and regularly monitor our activities to ensure compliance. Compliance with environmental regulations is a significant factor in our business and requires capital expenditures as well as additional operating costs. Capital expenditures specifically designated for environmental compliance totaled approximately $2.0 million during 2007 and are expected to be approximately $1.2 million in 2008. There are currently no pending unresolved enforcement-related actions at any of the facilities.

Our pulp mill in Idaho discharges treated mill effluent into the nearby Snake River. Federal law requires that we comply with provisions of a National Pollution Discharge Elimination System, or NPDES, permit. In March 2005, the Environmental Protection Agency, or EPA, issued the current NPDES permit for the Idaho pulp mill. The NPDES permit requires, among other matters, a significant reduction in biochemical oxygen demand over the five-year period of the permit and also requires a reduction in the temperature of the effluent during the months of July, August and September each year. We have completed physical modifications to the effluent system to meet the requirements of this permit. Our Idaho facility uses an off-site landfill for disposing of ash and solid waste. Primary clarifier sludge is burned as a fuel in a boiler on-site.

Our Arkansas facility has an on-site industrial landfill for disposal of sludge, lime, and re-causticizing process solids. This landfill has an estimated remaining life of approximately 20 years. The mill complies with an NPDES permit that was renewed in 2007.

Our Idaho and Arkansas facilities are both Environmental Protection Agency Cluster Rule compliant. The EPA has developed Maximum Achievable Control Technology, or MACT, standards for air emissions from pulp and paper facilities. We have complied with the applicable MACT standards.

Our consumer products segment's manufacturing operations routinely produce air emissions, water discharges and solid waste, all of which are managed in accordance with federal and state environmental laws and regulations.

Our facilities are currently in substantial compliance with applicable environmental laws and regulations. We cannot assure, however, that situations that may give rise to material environmental liabilities will not be discovered or that the enactment of new environmental laws or regulations or changes in existing laws or regulations will not require significant expenditures by us.

## MANAGEMENT

### Executive Officers and Directors

Set forth below is information concerning those persons that we expect will become our directors and executive officers following the spin-off. Prior to the spin-off date, we expect additional directors and executive officers will be appointed.

| Name | Age | Position |
| --- | --- | --- |
| Gordon L. Jones ............... | 58 | President, Chief Executive Officer and Director |
| [●] .......................... | [●] | Chief Financial Officer |
| Robert P. DeVleming ............ | 56 | Vice President of Consumer Products |
| Harry D. Seamans ............... | 54 | Vice President of Pulp and Paperboard |
| Boh A. Dickey (1) .............. | 63 | Director |
| Michael T. Riordan (3) .......... | 58 | Director |
| William T. Weyerhaeuser (2) ...... | 64 | Director |
| [●] .......................... | [●] | Director |
| [●] .......................... | [●] | Director |
| [●] .......................... | [●] | Director |

(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Nominating and Governance Committee.

Gordon L. Jones will be our President, Chief Executive Officer and a member of our board of directors. From January 2001 to June 2008, Mr. Jones served as the President and Managing Member of Jones Investment Group LLC, an investment company. Prior to that, Mr. Jones served from May 1999 to November 2000 as President, Chief Executive Officer, and Director for Blue Ridge Paper Products, Inc.

Robert P. DeVleming will be our Vice President of Consumer Products and has been with Potlatch for 29 years. Mr. DeVleming has served as Vice President, Consumer Products at Potlatch, since October 2004. From May 2003 through October 2004, he was Vice President, Sales, Consumer Products at Potlatch.

Harry D. Seamans will be our Vice President of Pulp and Paperboard and has been with Potlatch for 30 years. Mr. Seamans has served as Vice President, Pulp and Paperboard at Potlatch since January 2003.

Boh A. Dickey is expected to join our board upon the completion of the spin-off. Mr. Dickey has been a director of Potlatch since July 2000. Until his retirement in 2001, Mr. Dickey was the President, Chief Operating Officer and a member of the board of directors of SAFECO Corporation, an insurance and financial services company.

Michael T. Riordan is expected to join our board upon the completion of the spin-off. Mr. Riordan has been a director of Potlatch since December 2002. From May 2000 until his retirement in 2002, Mr. Riordan was the Chairman, Chief Executive Officer and President of Paragon Trade Brands, a manufacturer of private label disposable diapers and related products. Mr. Riordan also serves as a member of the board of directors of R.R. Donnelley & Sons Company, a publication, catalog and commercial printing company.

William T. Weyerhaeuser is expected to join our board upon the completion of the spin-off. Mr. Weyerhaeuser has been a director of Potlatch since February 1990 and has served as Vice Chairman of Potlatch's board since January 1, 2004. Currently, Mr. Weyerhaeuser is Chairman of the Board of Columbia Banking System, Inc., a position he has held since January 2001. He served as its Interim Chief Executive Officer from June 2002 until February 2003. In addition, Mr. Weyerhaeuser has been Chairman of the Board of Eden Bioscience Corp. since November 2001.

## Board of Directors

Following the spin-off date, we expect that our board of directors will consist of seven members. Our directors will serve until their successors are duly elected and qualified or until their earlier death, resignation, disqualification or removal. The authorized number of directors may be changed by resolution of the board. Vacancies on the board can be filled by resolution of the board of directors.

## Director Independence

Under the rules of the NYSE, a director will only qualify as "independent" if our board of directors affirmatively determines that he or she has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Following the spin-off, we anticipate that our board or directors will have established guidelines to assist it in determining whether a director has a material relationship with us consistent with applicable NYSE standards set forth in Section 303A.02(b) of the NYSE Listed Company Manual. Following the spin-off, we anticipate that our director independence guidelines will require that a majority of our board of directors be comprised of independent directors, and no director will qualify as independent until our board of directors affirmatively determines that the director has no material relationship with us that would compromise his or her ability to exercise judgment independent of management. Following the spin-off, we anticipate that our board will have reviewed the relationships between each board member, and each such director's immediate family members, and us or one of our subsidiaries or affiliates. Following the spin-off, we anticipate that our board will have affirmatively determined that, based on its review, the majority of the individuals who serve on our board of directors are independent directors.

## Corporate Governance

We expect that our board will fully implement our corporate governance initiatives at or prior to the time of the spin-off. We believe these initiatives will comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives will comply with the listing standards of the NYSE. After the spin-off, our board will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies.

Our board also intends to adopt a code of ethics and business conduct that applies to each of our directors, officers and employees. The code will addresses various topics, including:

- compliance with laws, rules and regulations;
- conflicts of interest;
- insider trading;
- corporate opportunities;
- competition and fair dealing; and
- payments to government personnel.

Upon completion of the spin-off, the code of ethics and business conduct will be posted on our website. Our audit committee also intends to implement whistleblower procedures by establishing formal procedures for receiving and handling complaints from employees that will require that any concerns regarding accounting or auditing matters reported under these procedures be communicated promptly to the audit committee.

## Board Committees

Pursuant to our bylaws, our board of directors is permitted to establish committees from time to time as it deems appropriate. Initially, to facilitate independent director review and to make the most effective use of the directors' time and capabilities, our board of directors will establish the following committees: audit committee, nominating and governance committee and compensation committee. The intended membership and functions of each committee are described below:

*Audit Committee.* The audit committee will provide assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal controls over financial reporting and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee will also oversee the audit efforts of our independent accountants and take those actions it deems necessary to satisfy itself that the accountants are independent of management. Following the spin-off, we expect the members of the audit committee to consist of Boh A. Dickey, [●] and [●], each of whom is a non-management member of our board of directors. Mr. Dickey will be our audit committee financial expert as currently defined under SEC rules. We believe that the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the NYSE and SEC rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

*Compensation Committee.* The compensation committee will assist the board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation. The compensation committee will review and as appropriate, approve or make recommendations to the board of directors with respect to our major compensation plans, policies and programs. In addition, the compensation committee will review and approve the compensation for our executive officers, establish and modify the terms and conditions of employment of our executive officers, and administer our equity incentive plans. Following the spin-off, we expect the members of the compensation committee to be William T. Weyerhaeuser, [●] and [●], each of whom will be a non-management member of our board of directors. We believe that the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002 and NYSE and SEC rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

*Nominating and Governance Committee.* The nominating and governance committee, or nominating committee, will be responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Following the spin-off, we expect the members of the nominating committee to be Michael T. Riordan, [●] and [●]. We believe that the composition of our nominating committee will meet the criteria for independence under, and the functioning of our nominating committee will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, NYSE and SEC rules and regulations. We intend to comply with future nominating committee requirements as they become applicable to us.

**Board Compensation**

We have prepared this discussion of non-employee director compensation in connection with our separation from Potlatch. As a result, our director compensation program is under development and will ultimately be decided upon and approved by our board of directors. We anticipate that our nominating and governance committee will review and make recommendations to our board of directors concerning director compensation.

Similar to the development of our executive compensation program, working with Potlatch we established our objective for our initial director compensation, which is intended to provide our directors a fair compensation package that is tied to the services they will perform as well as to the performance of the company. Our goal is to recruit and retain the best directors that we can.

We expect that our initial director compensation program will consist of an annual retainer, meeting fees and a long-term equity incentive compensation component, which may consist of either stock options or common stock units.

*Retainer and Fees.* We expect the cash portion of our non-employee director compensation to initially be at the following rates:

| | |
|---|---|
| Annual retainer fee | $40,000 |
| Annual retainer fee for Chair | $20,000 |
| Annual retainer fee for Chair of the audit committee | $15,000 |
| Annual retainer fee for Chair of each other committee | $ 5,000 |
| Attendance fee for each board meeting | $ 1,500 |
| Attendance fee for each committee meeting | $ 1,500 |

We intend to implement a Deferred Compensation Plan for Directors, or Directors Plan, pursuant to which directors may elect to defer all or any portion of their fees. We expect that when a director elects to defer fees, he or she would have the option to have those fees converted into common stock units or, if not converted, then credited with annual interest at a rate set forth in the Directors Plan. The common stock units would be credited with amounts in common stock units equal in value to any dividends that are paid on the same amount of common stock.

*Other Payments or Benefits.* We expect to grant our initial non-employee directors an equity award valued at $140,000 that will vest ratably over a three year period. In the future, we expect our non-employee directors will receive an annual equity award valued at $70,000. We expect that we will provide coverage for directors under a director and officer liability insurance policy. We will also reimburse directors for their reasonable out-of-pocket expenses for attending board and committee meetings and educational seminars and conferences in accordance with our director education program.

*Stock Ownership Guidelines.* We anticipate that our board will adopt stock ownership guidelines that require each outside director to own beneficially a minimum number of shares of our stock, including common stock units, to promote and increase such ownership and to further align their interests with those of our stockholders.

# COMPENSATION DISCUSSION AND ANALYSIS

We have prepared this discussion and analysis in connection with our separation from Potlatch. As a result, our executive compensation program is in its infancy, and this discussion and analysis reflects the executive compensation program and philosophies that we expect to implement as a stand-alone public company. We are in the process of developing initial compensation policies and procedures in order to attract and retain talented executives and other key employees to lead us as a stand-alone public company. We expect our compensation will be comprised of the following components:

- base salary;

- annual cash incentives; and

- long-term equity incentives.

We expect to enter into an employment agreement with our Chief Executive Officer and may enter into employment agreements with our other named executive officers. We also expect to implement a severance plan that will be applicable to our named executive officers and certain other employees and would provide for the payment of severance benefits upon termination of employment in connection with a change of control and under certain other circumstances occurring after the spin-off.

## Background

In connection with the spin-off, Potlatch developed a process for identifying and recruiting individuals who would become our named executive officers. Through this process, Gordon L. Jones will be named our President and Chief Executive Officer and [●] will be named our Chief Financial Officer. In addition to our Chief Executive Officer and our Chief Financial Officer, we expect that Robert P. DeVleming, Harry D. Seamans and [●] will be the three other most highly compensated executive officers, and thus our initial named executive officers upon the spin-off.

Until our board of directors appoints a compensation committee, we are working with Potlatch to make our initial compensation decisions. Once our compensation committee is appointed, our compensation committee will administer all compensation related programs for our named executive officers.

## Compensation Philosophy and Objectives

We have established with Potlatch the following objectives to guide our initial executive compensation decisions:

- pay competitive compensation, both in dollar amount and in form, to attract and retain executive officers;

- benchmark executive officers' total compensation at the median level paid to employees serving in similar roles in our identified peer group and other comparable companies; and

- provide incentives that motivate our executive officers to successfully implement our business strategies and maximize stockholder value.

We expect that our compensation committee will develop a more formal philosophy and objectives for our executive compensation program following the spin-off, and that the compensation committee will review these objectives and make modifications as the committee deems appropriate.

## Compensation Committee

We expect that our compensation committee will review and, as appropriate, approve or make recommendations to our board of directors with respect to our major compensation plans, policies and programs.

In addition, the compensation committee will review and approve the compensation for our executive officers, establish and modify the terms and conditions of employment of our executive officers, and administer our stock incentive plans. We also expect that the compensation committee will be comprised entirely of independent directors on or prior to the date required by NYSE transition rules for newly public companies. In addition, under the compensation committee's charter, the compensation committee will have the authority to engage outside advisors to help it fulfill its duties.

**Compensation Actions Taken in Connection with the Spin-off**

Prior to the spin-off, we will make initial decisions regarding the compensation for individuals expected to serve as our executive officers. These decisions will emphasize the objectives described above, while recognizing and addressing the risk of accepting employment with a new public company.

**Primary Elements of Compensation**

In addition to the primary elements of our initial executive compensation program, consisting of base salary, short-term incentive awards and long-term incentive awards, we also expect to offer targeted hiring incentives and severance benefits.

*Base Salary*

Base salary will be the primary element of our executive compensation program for our named executive officers. Competitive base salary levels will allow us to attract and retain top executive talent as we transition to a stand-alone public company while meeting our named executive officers' needs for fixed compensation. After the spin-off, we expect that our compensation committee will benchmark base salaries against those offered by our peer group and other comparable companies at specific levels or ranges approved by the compensation committee.

*Annual Cash Incentive Awards*

Our executive officers also are expected to be eligible to participate in an annual cash incentive program. The purpose of our annual cash incentive awards would be to help us motivate and reward our named executive officers and other participating employees to achieve our short-term performance goals. We expect that under this program, our named executive officers will receive annual cash incentive opportunities based on the achievement of pre-established annual corporate, business unit and individual performance goals that support our overall business strategy. Following the spin-off, the compensation committee is expected to establish the specific features of this program, including performance metrics and targets and the method of calculating award payouts.

We expect that key employees, including our named executive officers, will be provided annual cash incentive opportunities. The award opportunities for our named executive officers will be established at levels comparable to those short-term incentive compensation opportunities set for executive officers serving in similar positions at comparable companies. We do not expect, however, that cash incentive award opportunities will be set at levels less than the named executive officer's short-term incentive compensation opportunity at his or her prior position at Potlatch, if applicable. As with base salary, this allows our named executive officers to accept employment with us without any loss of short-term incentive compensation opportunity.

We will establish initial performance metrics and targets for our named executive officers. When formed, the compensation committee will review these performance metrics and targets. All payouts for annual cash incentive awards will be subject to the approval of the compensation committee.

### Long-Term Equity Incentive Awards

We anticipate having our named executive officers participate in a long-term equity incentive compensation program, which may consist of stock options, performance shares, restricted stock units or a combination of these equity awards. We are still evaluating and determining the design of our long-term equity incentive plans.

### General Tax Deductibility of Executive Compensation

We intend to consider accounting and tax treatment matters when designing and implementing the various elements of our compensation program. However, this treatment will not be the primary consideration. Once we are a stand-alone public company after the spin-off, Section 162(m) of the Internal Revenue Code will generally limit our ability to deduct compensation over $1,000,000 to our chief executive officer or the other named executive officers unless the compensation is "performance-based," as defined in Section 162(m) of the Internal Revenue Code. We expect to take appropriate action, to the extent we believe feasible, to preserve the deductibility of annual incentive and long-term performance awards. However, we also believe there may be circumstances in which our interests are best served by maintaining flexibility in the manner in which compensation is provided, whether or not compensation is fully deductible for federal tax purposes.

# CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with the spin-off, we will enter into certain other agreements with Potlatch to define our ongoing relationship with Potlatch after the spin-off. These agreements will define responsibility for obligations arising before and after the spin-off, including, among others, obligations relating to our employees, certain transition services, log and fiber supply and taxes. See "Our Relationship with Potlatch after the Spin-off."

## Procedures for Approval of Related Party Transactions

Our board of directors will approve a Related Person Transactions Policy that will be effective upon the spin-off. The Related Person Transactions Policy will provide for approval by the audit committee of our board of directors of transactions with our company involving more than $120,000 in which any director, officer, 5% stockholder or certain related persons or entities has a direct or indirect material interest.

# PRINCIPAL STOCKHOLDERS

Potlatch currently owns all of our outstanding shares of common stock. None of our director nominees or the persons expected to become our executive officers currently own any shares of our common stock, but those who own shares of Potlatch common stock will be treated as stockholders of Potlatch and, accordingly, will receive shares of our common stock in the distribution.

The following table sets forth the number of shares of Potlatch common stock and the number of shares of our common stock that will be held by our director nominees, the persons expected to become our executive officers immediately upon completion of the spin-off and each stockholder that we believe will be a beneficial owner of more than 5% of any class of our outstanding voting securities immediately after the spin-off, assuming there are no changes in each person's holdings of Potlatch common stock since [●] in the case of directors and officers and since [●] in the case of 5% stockholders, and based on our estimates as of [●], using the distribution ratio of one share of our common stock for every [●] shares of Potlatch common stock, with no fractional shares.

Unless otherwise indicated in the footnotes below, the mailing address of each of these individuals is [●]. As used in this information statement, "beneficial ownership" means that a person has, or may have within 60 days of [●], 2008, the sole or shared power to vote or direct the voting of a security or the sole or shared investment power with respect to a security (that is, the power to dispose or direct the disposition of a security), or both.

| | Number of Shares of Potlatch Beneficially Owned | Number of Our Shares to be Beneficially Owned | Percentage Ownership |
|---|---|---|---|
| **Beneficial owners of more than 5%:** | | | |
| [●] | | | |
| [●] | | | |
| **Named executive officers, directors and director nominees:** | | | |
| Gordon L. Jones | | | |
| [●] | | | |
| Robert P. DeVleming | | | |
| Harry D. Seamans | | | |
| Boh A. Dickey | | | |
| Michael T. Riordan | | | |
| William T. Weyerhaeuser | | | |
| [●] | | | |
| [●] | | | |
| [●] | | | |
| **All executive officers and directors as a group ([●] persons)** | | | |

\* Represents less than 1% of our common stock.

## DESCRIPTION OF CAPITAL STOCK

### General

The following description of our capital stock and provisions of our certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our certificate of incorporation and bylaws that will be filed with the SEC as exhibits to our Form 10, of which this information statement is a part, and to the provisions of Delaware law. Upon completion of the spin-off, we expect that our authorized capital stock will consist of [●] shares of common stock, $[●] par value per share, and [●] shares of undesignated preferred stock, $[●] par value per share.

### Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Common stockholders will not be entitled to cumulative voting in the election of directors. This means that the holders of a majority of the voting shares will be able to elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Upon our liquidation, dissolution or winding-up, the holders of common stock would be entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock.

### Preferred Stock

Following the spin-off, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue from time to time up to a total of [●] shares of preferred stock in one or more series, without stockholder approval. We expect that our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. We expect that our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

### Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our restated certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control.

### Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

- the transaction is approved by the board before the date the interested stockholder attained that status;

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

- the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines "business combination" to include the following:

- any merger or consolidation involving the corporation and the interested stockholder;

- any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

- subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

- any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeovers or change in control attempts and, accordingly, may discourage attempts to acquire us.

## Charter and Bylaws

Following the spin-off, we expect that our certificate of incorporation and bylaws will provide that:

- our board will be divided into three classes, with each class serving three-year staggered terms;

- no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

- the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent or call a special meeting;

- our board of directors will be expressly authorized to make, alter or repeal our bylaws;

- stockholders may not call special meetings of the stockholders or fill vacancies on the board;

- stockholders must provide notice of nominations of directors or the proposal of business to be voted on at an annual meeting;

- our board of directors will be authorized to issue preferred stock without stockholder approval, as described above;

- directors may only be removed for cause; and

- we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

## Limitation of Liability and Indemnification Matters

We will adopt provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or

- for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions will require the approval of the holders of shares representing at least two-thirds of the shares entitled to vote in the election of directors, voting as one class.

Our certificate of incorporation and bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

## Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY Mellon.

## 2009 ANNUAL MEETING OF STOCKHOLDERS

Our bylaws provide that an annual meeting of stockholders will be held each year on a date specified by our board of directors. The first annual meeting of our stockholders after the spin-off is expected to be held on [●], 2009. In order to be considered for inclusion in our proxy materials for the 2009 annual stockholders meeting, any proposals by stockholders must be received at our principal executive offices at [●], Attn: Corporate Secretary, [●] prior to [●]. We anticipate commencing the mailing of proxies for the 2009 annual stockholders meeting in [●] 2009. In addition, stockholders at the 2009 annual stockholders meeting may consider proposals or nominations brought by a stockholder of record on the record date for the meeting who is entitled to vote at such meeting and who has complied with the advance notice procedures established by our bylaws. A stockholder proposal or nomination intended to be brought before the 2009 annual stockholders meeting must be received by our corporate secretary on or after [●] and on or prior to [●].

## WHERE YOU CAN FIND MORE INFORMATION

Before the date of this information statement, we were not required to file reports with the SEC. This information statement, the registration statement on Form 10 of which it forms a part and the related exhibits, as well as all future materials we file with the SEC may be read and copied at the SEC's Public Reference Room or its internet website. The Public Reference Room is located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also obtain information by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains information filed electronically with the SEC. The address of that website is *http://www.sec.gov*.

While we have provided a summary of the material terms of certain agreements and other documents, the summary does not describe all of the details of the agreements and other documents. In each instance where a copy of an agreement or other document has been filed as an exhibit to the registration statement, please refer to the exhibit filed with the registration statement. Each statement in this information statement regarding an agreement or other document is qualified in all respects by such exhibit.

## Index to Combined Financial Statements

**Combined Balance Sheets**

**March 31, 2008 and December 31, 2007**

**(Dollars in thousands)**
**(unaudited)**

|  | March 31, 2008 | December 31, 2007 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash | $ 10 | 9 |
| Receivables, net | 94,525 | 96,545 |
| Inventories | 132,412 | 140,526 |
| Prepaid expenses | 1,946 | 1,400 |
| Deferred taxes | 8,645 | 8,645 |
| Total current assets | 237,538 | 247,125 |
| Land | 4,729 | 4,729 |
| Plant and equipment, at cost, net of accumulated depreciation | 399,108 | 408,441 |
| Pension assets | 38,183 | 37,064 |
| Other assets | 89 | 86 |
| | $679,647 | 697,445 |
| **Liabilities and Parent's Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $113,828 | 114,073 |
| Other postretirement employee benefits | 7,971 | 7,792 |
| Total current liabilities | 121,799 | 121,865 |
| Other postretirement employee benefits | 129,657 | 129,293 |
| Other long-term obligations | 2,112 | 2,093 |
| Deferred taxes | 74,820 | 74,820 |
| Parent's equity: | | |
| Parent's equity | 399,817 | 418,202 |
| Accumulated other comprehensive loss | (48,558) | (48,828) |
| Total Parent's equity | 351,259 | 369,374 |
| | $679,647 | 697,445 |

See accompanying notes to combined financial statements.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment, and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Combined Statements of Operations**

**Three Months ended March 31, 2008 and 2007**

**(Dollars in thousands)**
**(unaudited)**

|  | 2008 | 2007 |
|---|---:|---:|
| Net sales | $304,965 | 275,098 |
| Costs and expenses: | | |
| Depreciation | 11,843 | 13,398 |
| Materials, labor and other operating expenses | 275,435 | 251,445 |
| Selling, general and administrative expenses | 10,261 | 9,406 |
|  | 297,539 | 274,249 |
| Earnings before income taxes | 7,426 | 849 |
| Income tax provision | 2,717 | 305 |
| Net earnings | 4,709 | 544 |
| Other comprehensive income (loss), net of tax: | | |
| Pension and other postretirement employee benefit plans, net of tax of $172 and $(220) | 270 | (343) |
| Other comprehensive income (loss), net of tax | 270 | (343) |
| Comprehensive income | $  4,979 | 201 |

See accompanying notes to combined financial statements.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment, and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Combined Statements of Cash Flows**

**Three Months ended March 31, 2008 and 2007**

**(Dollars in thousands)**
**(unaudited)**

|  | 2008 | 2007 |
|---|---:|---:|
| Cash flows from operations: | | |
| Net earnings | $ 4,709 | 544 |
| Adjustments to reconcile net earnings to net operating cash flows: | | |
| Depreciation | 11,843 | 13,398 |
| Equity-based compensation expense | 797 | 848 |
| Employee benefit plans | (572) | (2,059) |
| Loss (gain) on disposal of plant and equipment | 81 | (3) |
| Decrease in receivables | 2,020 | 25,536 |
| Decrease (increase) in inventories | 7,810 | (4,193) |
| Increase in prepaid expenses | (546) | (533) |
| Increase (decrease) in accounts payable and accrued liabilities | (249) | 5,494 |
| Net cash provided by operations | 25,893 | 39,032 |
| Cash flows from investing: | | |
| Additions to plant and equipment | (2,291) | (4,102) |
| Dispositions of plant and equipment | 5 | 3 |
| Net cash used for investing | (2,286) | (4,099) |
| Cash flows from financing: | | |
| Net payments to Parent | (23,621) | (35,186) |
| Other, net | 15 | 120 |
| Net cash used for financing | (23,606) | (35,066) |
| Change in cash | 1 | (133) |
| Balance at beginning of period | 9 | 170 |
| Balance at end of period | $ 10 | 37 |

See accompanying notes to combined financial statements.

F-4

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment, and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements**

**Unaudited**

**(1) Basis of Presentation**

The accompanying combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles for the purpose of presenting the financial position of the Pulp and Paperboard Segment, the Consumer Products Segment and the Lewiston, Idaho, lumber manufacturing facilities (the Business) of Potlatch Corporation (Potlatch or Parent) and the results of operations and cash flows of the Business. The Business consists of pulp and paperboard mills, tissue mills and converting facilities, and a lumber manufacturing complex.

The combined financial statements reflect the historical accounts of the Business' operations and have been derived from the historical financial statements and accounts of Potlatch. The accompanying unaudited combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles and Securities and Exchange Commission requirements for interim financial statements. As a result, they do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. However, in management's opinion, all adjustments considered necessary for a fair presentation have been included. All adjustments were of a normal recurring nature. These interim operating results are not necessarily indicative of the results that may be expected for the entire year. These unaudited interim combined financial statements should be read in conjunction with the audited combined financial statements for the year ended December 31, 2007.

**(2) Inventories**

Inventories at the balance sheet dates consist of:

|  | March 31, 2008 | December 31, 2007 |
|---|---|---|
|  | (Dollars in thousands) | |
| Raw materials | $ 49,526 | $ 51,080 |
| Finished goods | 82,886 | 89,446 |
|  | $132,412 | $140,526 |

**(3) Income Taxes**

For the quarters ended March 31, 2008 and 2007, income tax provisions of $2.7 million and $0.3 million, respectively, were recorded.

A review of the Business' tax positions at March 31, 2008, pursuant to the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, indicates that no uncertain tax positions were taken during the first quarter of 2008, and no new information is available that would require derecognition of previously taken positions. Accrued interest related to tax obligations, as well as penalties, is reflected in the income tax provision.

**(4) Equity-Based Compensation**

The Business recorded equity-based compensation expense of $0.8 million in each of the quarters ended March 31, 2008 and 2007.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment, and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**Unaudited**

**(5) Pension and Other Postretirement Employee Benefit Plans**

The following table details the components of net periodic costs (benefit) of the pension and other postretirement employee benefit plans for the quarters ended March 31, 2008 and 2007:

|  | Pension Benefit Plans | | Other Postretirement Employee Benefit Plans | |
| --- | --- | --- | --- | --- |
|  | **2008** | **2007** | **2008** | **2007** |
|  | (Dollars in thousands) | | | |
| Service cost | $ 1,539 | $ 1,642 | $ 279 | $ 279 |
| Interest cost | 3,617 | 3,283 | 2,120 | 1,972 |
| Expected return on plan assets | (6,064) | (6,142) | — | — |
| Amortization of prior service cost (credit) | 306 | 322 | (693) | (602) |
| Amortization of actuarial loss | 285 | 485 | 544 | 529 |
| Net periodic cost (benefit) | $ (317) | $ (410) | $2,250 | $2,178 |

The $0.3 million reported as "Other comprehensive income, net of tax," on the Combined Statements of Operations and Comprehensive Income for the quarter ended March 31, 2008, and the $0.3 million reported as "Other comprehensive loss, net of tax," for the quarter ended March 31, 2007, related to the defined benefit pension and other postretirement employee benefit plans.

As discussed in the notes to the combined financial statements for the year ended December 31, 2007, no minimum contributions to the qualified pension plans are estimated for 2008 due to the funded status of those plans at December 31, 2007. There is no anticipated funding of the postretirement employee benefit plans in 2008 except to pay benefit costs as incurred during the year by plan participants.

**(6) Related Party Transactions**

*(a) Purchases and Sales*

The Business purchases pulpwood logs from Potlatch's Resource segment as well as chips and sawdust from Potlatch's Wood Products segment other than the Lewiston lumber facility. Purchases from the Parent's other segments by the Business totaled $17.6 million and $21.2 million for the quarters ended March 31, 2008 and 2007, respectively. Purchases by the Business are made, and related inventory are carried, at approximate market price. The Business also sells to other segments of the Parent. These sales to other Potlatch segments for the three months ended March 31, 2008 and 2007 were less than $0.1 million for both periods and were also at approximate market price. The purchases and sales flow through the costs and revenues of the Business and are reflected in payments and transfers (to)/from Parent in Parent's equity.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment, and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**Unaudited**

*(b) Corporate and Wood Products Overhead*

The estimated corporate administration and wood products administration and selling expense included in the Business' combined statements of operations are as follows:

| | Three months ended March 31, | |
| --- | --- | --- |
| | **2008** | **2007** |
| | (Dollars in thousands) | |
| Corporate administration | $2,313 | $2,011 |
| Wood Products administration | 182 | 220 |
| Wood Products selling | 333 | 192 |
| Total allocated overhead | $2,828 | $2,423 |

**(7) Segment Information**

| | Three months ended March 31, | |
| --- | --- | --- |
| | **2008** | **2007** |
| | (Dollars in thousands) | |
| Segment net sales: | | |
| Pulp and Paperboard: | | |
| Paperboard | $150,452 | $130,698 |
| Pulp | 26,265 | 20,204 |
| Other | 313 | 261 |
| | 177,030 | 151,163 |
| Consumer Products | 121,037 | 110,251 |
| Lewiston Lumber | | |
| Lumber | 20,455 | 29,549 |
| Other | 2,548 | 1,905 |
| | 23,003 | 31,454 |
| | 321,070 | 292,868 |
| Elimination of intersegment net sales | (16,105) | (17,770) |
| Total combined net sales | $304,965 | 275,098 |
| Intersegment net sales or transfers: | | |
| Pulp and Paperboard | $ 13,534 | $ 15,881 |
| Consumer Products | 23 | 17 |
| Lewiston Lumber | 2,548 | 1,872 |
| Total | $ 16,105 | $ 17,770 |
| Operating Income (loss): | | |
| Pulp and Paperboard | $ 11,034 | $ (6,029) |
| Consumer Products | 3,345 | 4,775 |
| Lewiston Lumber | (4,180) | 1,066 |
| | 10,199 | (188) |
| Corporate and eliminations | (2,773) | 1,037 |
| Combined earnings before income taxes | $ 7,426 | $ 849 |

**Report of Independent Registered Public Accounting Firm**

The Board of Directors
Potlatch Corporation:

We have audited the accompanying combined balance sheets of the Business (Pulp and Paperboard Segment, Consumer Products Segment, and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation) as of December 31, 2007 and 2006, and the related combined statements of operations, cash flows and Parent's equity for each of the years in the three-year period ended December 31, 2007. These combined financial statements are the responsibility of the Business' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Business (Pulp and Paperboard Segment, Consumer Products Segment, and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation) as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Effective December 31, 2006, the Business adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, as discussed in note 7 in the accompanying combined financial statements. Also, effective January 1, 2006, the Business adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment,* as discussed in note 6 in the accompanying combined financial statements.

/s/ KPMG LLP

Seattle, Washington
June 30, 2008

**(Pulp and Paperboard Segment, Consumer Products Segment, and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Combined Balance Sheets**

**December 31, 2007 and 2006**

**(Dollars in thousands)**

|  | 2007 | 2006 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash | $ 9 | 170 |
| Receivables, net of allowance for doubtful accounts of $760 and $1,060 | 96,545 | 116,037 |
| Inventories | 140,526 | 135,301 |
| Prepaid expenses | 1,400 | 1,817 |
| Deferred taxes | 8,645 | 8,156 |
| Total current assets | 247,125 | 261,481 |
| Land | 4,729 | 4,379 |
| Plant and equipment, at cost, net of accumulated depreciation of $1,158,156 and $1,116,857 | 408,441 | 437,384 |
| Pension assets | 37,064 | 40,151 |
| Other assets | 86 | 87 |
| | $697,445 | 743,482 |
| **Liabilities and Parent's Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $114,073 | 102,372 |
| Other postretirement employee benefits | 7,792 | 8,170 |
| Total current liabilities | 121,865 | 110,542 |
| Other postretirement employee benefits | 129,293 | 130,850 |
| Other long-term obligations | 2,093 | 1,043 |
| Deferred taxes | 74,820 | 83,333 |
| Parent's equity: | | |
| Parent's equity | 418,202 | 465,168 |
| Accumulated other comprehensive loss | (48,828) | (47,454) |
| Total Parent's equity | 369,374 | 417,714 |
| | $697,445 | 743,482 |

See accompanying notes to combined financial statements.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment, and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Combined Statements of Operations**

**Years ended December 31, 2007, 2006 and 2005**

**(Dollars in thousands)**

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net sales | $1,173,326 | 1,106,681 | 983,034 |
| Costs and expenses: |  |  |  |
| Depreciation | 51,325 | 54,290 | 54,854 |
| Materials, labor and other operating expenses | 1,033,099 | 977,901 | 894,852 |
| Selling, general and administrative expenses | 36,127 | 36,280 | 35,156 |
|  | 1,120,551 | 1,068,471 | 984,862 |
| Income from Canadian lumber settlement | — | 8,476 | — |
| Earnings (loss) before income taxes | 52,775 | 46,686 | (1,828) |
| Income tax provision (benefit) | 19,006 | 17,126 | (1,550) |
| Net earnings (loss) | 33,769 | 29,560 | (278) |
| Other comprehensive loss, net of tax: |  |  |  |
| Pension and other postretirement employee benefits, net of tax of $(877) | (1,374) | — | — |
| Other comprehensive loss, net of tax | (1,374) | — | — |
| Comprehensive income (loss) | $ 32,395 | 29,560 | (278) |

See accompanying notes to combined financial statements.

## THE BUSINESS
### (Pulp and Paperboard Segment, Consumer Products Segment, and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

### Combined Statements of Cash Flows

### Years ended December 31, 2007, 2006 and 2005

### (Dollars in thousands)

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cash flows from operations: | | | |
| Net earnings (loss) | $ 33,769 | 29,560 | (278) |
| Adjustments to reconcile net earnings to net operating cash flows: | | | |
| Depreciation | 51,325 | 54,290 | 54,854 |
| Deferred taxes | (8,125) | (5,369) | (4,790) |
| Equity-based compensation expense | 3,299 | 1,349 | 964 |
| Employee benefit plans | (1,100) | (3,195) | 1,481 |
| Loss on disposal of plant and equipment | 65 | 368 | 179 |
| Decrease (increase) in receivables | 19,493 | (21,104) | 20,505 |
| Decrease (increase) in inventories | (6,590) | 32,087 | (23,807) |
| Decrease (increase) in prepaid expenses | 417 | (684) | 229 |
| Increase in accounts payable and accrued liabilities | 11,552 | 18,421 | 5,881 |
| Net cash provided by operations | 104,105 | 105,723 | 55,218 |
| Cash flows from investing: | | | |
| Additions to plant and equipment | (20,531) | (27,505) | (43,412) |
| Disposition of plant and equipment | 32 | 58 | 56 |
| Net cash used for investing | (20,499) | (27,447) | (43,356) |
| Cash flows from financing: | | | |
| Net payments to Parent | (84,099) | (78,533) | (12,297) |
| Other, net | 332 | 294 | 479 |
| Net cash used for financing | (83,767) | (78,239) | (11,818) |
| Change in cash | (161) | 37 | 44 |
| Balance at beginning of year | 170 | 133 | 89 |
| Balance at end of year | $ 9 | 170 | 133 |

See accompanying notes to combined financial statements.

F-11

## THE BUSINESS
### (Pulp and Paperboard Segment, Consumer Products Segment, and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

### Combined Statements of Parent's Equity

### Years ended December 31, 2007, 2006 and 2005

### (Dollars in thousands)

| | Parent's equity | Accumulated other comprehensive loss | Total Parent's equity |
|---|---|---|---|
| Balance, December 31, 2004 | $525,779 | — | 525,779 |
| Net loss | (278) | — | (278) |
| Net payments to Parent | (12,297) | — | (12,297) |
| Net noncash transfers from Parent | 1,052 | — | 1,052 |
| Balance, December 31, 2005 | 514,256 | — | 514,256 |
| Net earnings | 29,560 | — | 29,560 |
| Adjustment to initially adopt FASB Statement No. 158, net of tax of $(30,339) | — | (47,454) | (47,454) |
| Net payments to Parent | (78,533) | — | (78,533) |
| Net noncash transfers to Parent | (115) | — | (115) |
| Balance, December 31, 2006 | 465,168 | (47,454) | 417,714 |
| Net earnings | 33,769 | — | 33,769 |
| Pension and other postretirement employee benefit plans, net of tax of $(877) | — | (1,374) | (1,374) |
| Net payments to Parent | (84,099) | — | (84,099) |
| Net noncash transfers from Parent | 3,364 | — | 3,364 |
| Balance, December 31, 2007 | $418,202 | (48,828) | 369,374 |

See accompanying notes to combined financial statements.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Summary of Principal Accounting Policies**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

**Background and Nature of Operations**

The accompanying combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles for the purpose of presenting the financial position of the Pulp and Paperboard Segment, the Consumer Products Segment and the Lewiston, Idaho, lumber manufacturing facilities (the Business) of Potlatch Corporation (Potlatch or Parent) and the results of operations, cash flows and changes in Parent's equity of the Business. The Business consists of pulp and paperboard mills, tissue mills and converting facilities, and a lumber manufacturing complex.

The Business segments are:

- Pulp and Paperboard, which produces and markets bleached paperboard and bleached pulp at two mills in Lewiston, Idaho and Cypress Bend, Arkansas. Paperboard is sold to packaging converters domestically through sales offices located throughout the United States and internationally through sales representative offices. The majority of the segment's market pulp is sold through agents.

- Consumer Products, which produces and markets household tissue products. The segment has tissue mills and converting facilities in Lewiston, Idaho and Las Vegas, Nevada, as well as a tissue converting facility in Elwood, Illinois. Tissue products are sold to major retail outlets, primarily through brokers.

- Lewiston Lumber, which produces lumber and specialty lumber products in Lewiston, Idaho. The lumber products are sold through the Parent's sales offices to wholesalers.

As of December 31, 2007, the Business had approximately 2,500 employees. The workforce consisted of approximately 400 salaried, 2,000 hourly and 100 temporary or part-time employees. As of December 31, 2007, approximately 66% of the workforce was covered under collective bargaining agreements.

Hourly union labor contracts expiring in 2008 are set forth below:

| Contract expiration date | Location | Union | Approximate number of hourly employees |
|---|---|---|---|
| May 31 | Wood Products Division Lewiston, Idaho | International Association of Machinists | 300 |
| | Pulp and Paperboard Division Number 4 Power Boiler Lewiston, Idaho | International Association of Machinists | 45 |

**Basis of Presentation of Financial Statements**

These combined financial statements include the financial condition and results of operations of the Business' Pulp and Paperboard segment, Consumer Products segment and one lumber manufacturing facility. All significant transactions and balances between operations within the Business have been eliminated. Financial statements historically have not been prepared for the Business. The accompanying combined financial statements have been derived from the historical accounting records of Potlatch. The historical operating results and cash flows of the Business may not be indicative of what they would have been had the Business been a stand-alone entity, nor are they necessarily indicative of what the Business operating results and cash flows may be in the future.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Summary of Principal Accounting Policies—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

The combined statements of operations for the Business include allocations of certain costs from the Parent directly related to the operations of the Business including: medical costs for hourly and salaried active and retired employees, hourly employees' pension, worker's compensation, general liability and property insurance, salaried payroll costs (payroll taxes, pension, and other payroll-related costs), equity-based compensation, management performance award plan, and a pro-rata share of direct corporate administration expense for accounting, information systems, accounts payable and accounts receivable. The direct costs are charged to the Business based on the weighted average of the underlying employee base performing the function and payroll or invoices processed, depending on the nature of the cost. In addition to the direct costs associated with the Business, indirect corporate overhead costs were allocated to the Business based on an apportionment factor using relative revenues and assets. Selling and administration costs for the Parent Wood Products segment were allocated to the Business based on the relative revenues of the Lewiston lumber segment in relation to the entire Parent Wood Products segment. Management believes the methodologies applied for the allocation of costs were reasonable in relation to the historical reporting of Potlatch, but may not be indicative of costs had the Business been a stand-alone entity, nor what they may be in the future. No interest expense or interest income is allocated from the Parent to the Business.

Certain assets and liabilities of the Business are common assets and liabilities shared with the Parent. The primary shared assets allocated to the Business were the pension assets. Other assets specifically identified and assigned to the Business include the Jaype log yard, the main office building complex and related assets in Lewiston, Idaho, and certain information technology equipment. The majority of shared liabilities that relate to the Business include active employee medical insurance, general liability and property insurance, other postretirement employee benefits (OPEB) liability for hourly and salaried employees, other employee compensation benefits, salaried employee vacation accruals and payroll tax accruals. The pension assets and liabilities, as well as the OPEB liability were estimated using the same actuarial liability assumptions as those used in the consolidated Parent financial statements for the applicable periods for the active and retired hourly and salaried employees of the Business. The other shared assets and liabilities were allocated to the Business either by specific identification or by relative allocation factors, such as employee headcounts or payroll costs, among others.

Long-term or current debt has not been allocated to the Business from the Parent. Significant changes could have occurred in the funding and operations of the Business if it operated as an independent stand-alone entity, including a possible change in capital structure including debt, which could have had a significant impact on its financial position and results of operations.

**Parent's Equity**

Investments by and advances from Potlatch represent Potlatch's interest in the recorded net assets of the Business. Potlatch uses a centralized approach to cash management and the financing of operations. As a result, none of Potlatch's cash, cash equivalents, or direct indebtedness have been allocated to the Business in the financial statements, except for one local bank account. All transactions between the Business and the Parent, including those involving shared assets and liabilities, flow through the Parent's equity account. Balances related to purchases and sales between the Parent and the Business are also reflected in Parent's equity, with the net changes in this account reflected as financing activities in the accompanying combined statements of cash flows.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Summary of Principal Accounting Policies—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

**Use of Estimates**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and measurement of uncertainty include the allocation of assets, liabilities and costs described above, determination of net realizable value for receivables and inventory, depreciation rates for property, plant and equipment, assessment of impairment, environmental matters, income taxes and asset retirement obligations. Actual results could differ from those estimates and assumptions.

**Inventories**

Inventories are stated at the lower of current average cost or market, except that the last-in, first-out (LIFO) method is used to determine cost of logs, lumber, chips and sawdust. The average cost method is used to determine cost of all other inventories.

**Properties**

Land, plant and equipment are stated at cost, including any interest costs capitalized by the Parent, less accumulated depreciation. Depreciation of buildings, equipment and other depreciable assets is determined using the straight-line method. Estimated useful lives range from 30 to 40 years for buildings and structures and 2 to 25 years for equipment.

Major improvements and replacements of property, plant and equipment are capitalized. Maintenance, repairs, and minor improvements and replacements are expensed. Upon retirement or other disposition, applicable cost and accumulated depreciation or amortization are removed from the accounts. Any gains or losses are included in earnings.

**Long-Lived Assets**

Long-lived assets are accounted for in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

**Revenue Recognition**

The Business recognizes revenue from sales of lumber products, pulp and paperboard and consumer tissue products when title and risk of loss pass to the customer. Revenues are recorded net of discounts and allowances and any sales taxes collected. Sales taxes, when collected, are recorded as a current liability and remitted to the appropriate governmental entities.

**Income Taxes**

The Business is part of Potlatch and, for the purposes of U.S. federal and state income taxes, is not directly subject to income taxes but is included in the income tax returns of Potlatch Forest Products Corporation, a C-corporation and wholly-owned subsidiary of Potlatch. The Business' provision for income taxes is determined

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Summary of Principal Accounting Policies—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

on a separate return basis and based on earnings or loss reported in the combined statements of operations. Deferred income taxes are recorded under the asset and liability method for the temporary differences between reported earnings and taxable income using current tax laws and rates.

### Environment

As part of its corporate policy, Potlatch has an ongoing process to monitor, report on and comply with environmental requirements. Based on this process, accruals for environmental liabilities that are not within the scope of SFAS No. 143, *Accounting for Asset Retirement Obligations,* and FASB Interpretation, or FIN, No. 47, *Accounting for Conditional Asset Retirement Obligations,* are established in accordance with SFAS No. 5, *Accounting for Contingencies.* The Business estimates its environmental liabilities based on various assumptions and judgments, the specific nature of which varies in light of the particular facts and circumstances surrounding each environmental liability. These estimates typically reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities and the probable cost of these activities, and in some cases reflect assumptions and judgments as to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of the cost of these activities. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related liabilities are subject to substantial uncertainties. The Business regularly monitors its estimated exposure to environmental liabilities and, as additional information becomes known, its estimates may change significantly. The Business' estimates of its environmental liabilities do not reflect potential future recoveries from insurance carriers except to the extent that recovery may from time to time be deemed probable as a result of a carrier's agreement to payment terms. In those instances in which the Business' estimated exposure reflects actual or anticipated cost-sharing arrangements with third parties, management does not believe that the Business will be exposed to additional material liability as a result of nonperformance by such third parties. Currently, the Business is not aware of any material environmental liabilities and has accrued for only specific environmental remediation costs that it has determined are probable and reasonably estimable.

### Canadian Lumber Settlement

In 2002, the United States imposed duties on imported lumber from Canada in response to a dispute over the stumpage pricing policies of some provincial governments. In October 2006, the United States and Canada reached a final negotiated agreement to end the trade dispute, at which time the United States ceased collecting duties on Canadian softwood lumber imports, and Canada initiated the imposition of taxes or quotas on Canadian softwood exports in accordance with the terms of the settlement agreement. The agreement also required the United States to return to Canada approximately U.S. $5 billion of duties the United States had collected on Canadian softwood lumber imports. Canada, in turn, was required to pay approximately U.S. $1 billion to the United States, of which approximately U.S. $500 million was distributed to members of the Coalition for Fair Lumber Imports, of which Potlatch was a member. In the fourth quarter of 2006, Potlatch received a total of $39.3 million, which represented its pro rata share of the total $500 million returned to the coalition. Of the $39.3 million, approximately $8.5 million was allocated to, and is reflected in the 2006 operating income of, the Business' Lewiston Lumber segment.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Summary of Principal Accounting Policies—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

**Recent Accounting Pronouncements**

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value. SFAS No. 157 (as amended by FSP FAS No. 157-2) is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, for financial assets and liabilities, and nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). In November 2007, the effective date was partially deferred by the FASB for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair market value in the financial statements on a nonrecurring basis. With the exception of the deferred portion of SFAS No. 157, the Parent adopted this Statement effective January 1, 2008, which did not have a material effect on the financial condition and results of operations of the Business. The Parent is currently reviewing the deferred portion of this Statement to determine what effect, if any, it will have on the Business' financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.* This Statement requires all companies to report noncontrolling or minority interests in subsidiaries as equity in the consolidated financial statements. The intention of SFAS No. 160 is to eliminate the diversity in practice regarding the accounting for transactions between a company and noncontrolling interests. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Parent is currently reviewing this Statement to determine what effect, if any, it will have on the Business' financial condition and results of operations.

In December 2007, the FASB also issued SFAS No. 141 (Revised 2007), *Business Combinations.* This revised Statement, referred to as SFAS No. 141R, is intended to simplify existing guidance and converge rulemaking under U.S. GAAP with international accounting rules. SFAS No. 141R will significantly change the accounting for business combinations in a number of areas, including the treatment of contingent consideration, contingencies, acquisition costs and restructuring costs. Also under this Statement, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will have an impact on income tax expense. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. Adoption of this Statement is not expected to have a material effect on the financial condition and results of operations of the Business.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133.* This Statement amends and expands the disclosure requirements by requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Parent is currently reviewing this Statement to determine what effect, if any, it will have on the Business' financial condition and results of operations.

## THE BUSINESS
### (Pulp and Paperboard Segment, Consumer Products Segment and the Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

### Notes to Combined Financial Statements

### As of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005

### (1) Inventories

|  | 2007 | 2006 |
|---|---|---|
|  | (Dollars in thousands) | |
| Logs, pulpwood, chips and sawdust | $ 11,999 | 8,409 |
| Lumber | 7,857 | 9,749 |
| Pulp, paperboard, and tissue products | 81,589 | 79,407 |
| Materials and supplies | 39,081 | 37,736 |
|  | $140,526 | 135,301 |
| Valued at lower of cost or market: | | |
| LIFO basis | $ 19,331 | 17,675 |
| Average cost basis | 121,195 | 117,626 |
|  | $140,526 | 135,301 |

Inventories are stated at the lower of cost or market. The last-in, last-out (LIFO) method is used to determine the cost of logs, lumber, chips and sawdust. The average cost method is used to determine the cost of all other inventories. For purposes of these combined financial statements, the portion of the LIFO reserve related to the Business has been allocated to the Business based on the relative volumes of each respective category of inventory as included herein. If the LIFO inventory had been priced at lower of current average cost or market, the values would have been approximately $10.8 million higher at December 31, 2007, and $8.8 million higher at December 31, 2006. Reductions in quantities of LIFO inventories valued at lower costs prevailing in prior years had the effect of increasing earnings, net of income taxes, by $0.1 million, $0.2 million, and $0 in 2007, 2006, and 2005, respectively.

### (2) Plant and Equipment

|  | 2007 | 2006 |
|---|---|---|
|  | (Dollars in thousands) | |
| Land improvements | $ 45,461 | 45,095 |
| Buildings and structures | 179,257 | 176,305 |
| Machinery and equipment | 1,328,289 | 1,320,110 |
| Construction in progress | 13,590 | 12,731 |
|  | $1,566,597 | 1,554,241 |

### (3) Income Taxes

The income tax provision (benefit) is comprised of the following:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
|  | (Dollars in thousands) | | |
| Current | $27,131 | 22,495 | 3,240 |
| Deferred | (8,125) | (5,369) | (4,790) |
| Income tax provision (benefit) | $19,006 | 17,126 | (1,550) |

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

The income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate of 35% to earnings before taxes due to the following:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Computed expected tax provision (benefit) | $18,471 | 16,340 | (641) |
| State and local taxes, net of federal income tax impact | 1,972 | 1,627 | (458) |
| Federal manufacturing deduction | (1,546) | (635) | (110) |
| Foreign sales corporation | — | (285) | (424) |
| Other | 109 | 79 | 83 |
| Income tax provision (benefit) | $19,006 | 17,126 | (1,550) |

The tax effects of significant temporary differences creating deferred tax assets and liabilities at December 31 were:

| | 2007 | 2006 |
|---|---|---|
| | (Dollars in thousands) | |
| Deferred tax assets: | | |
| Employee benefits | $ 4,839 | 4,463 |
| Postretirement employee benefits | 53,463 | 54,218 |
| Inventories | 242 | — |
| Other | 1,342 | 914 |
| Total deferred tax assets | 59,886 | 59,595 |
| Deferred tax liabilities: | | |
| Plant and equipment | (111,606) | (119,113) |
| Pensions | (14,455) | (15,659) |
| Total deferred tax liabilities | (126,061) | (134,772) |
| Net deferred tax liabilities | $ (66,175) | (75,177) |

Net deferred tax liabilities consist of:

| | 2007 | 2006 |
|---|---|---|
| | (Dollars in thousands) | |
| Current deferred tax assets | $ 8,645 | 8,156 |
| Noncurrent deferred tax assets | 51,241 | 51,439 |
| Noncurrent deferred tax liabilities | (126,061) | (134,772) |
| Net noncurrent deferred tax liabilities | (74,820) | (83,333) |
| Net deferred tax liabilities | $ (66,175) | (75,177) |

Potlatch adopted the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes,* effective January 1, 2007. Adoption did not result in recognition of a liability for unrecognized tax benefits on that date. A

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

review of the Business' tax positions at December 31, 2007, indicates that no uncertain tax positions had been taken during 2007 and no new information is available which would require derecognition of previously taken positions. Accrued interest related to tax obligations, as well as penalties, is reflected in the income tax provision.

**(4) Accounts Payable and Accrued Liabilities**

|  | 2007 | 2006 |
|---|---|---|
|  | (Dollars in thousands) | |
| Trade accounts payable | $ 36,711 | 33,079 |
| Accrued wages and employee benefits | 28,397 | 27,501 |
| Accrued income taxes | 27,131 | 22,495 |
| Accrued discounts and allowances | 7,027 | 6,336 |
| Accrued utilities | 4,916 | 4,062 |
| Accrued freight | 3,877 | 3,151 |
| Accrued taxes, other than income taxes | 3,796 | 3,850 |
| Accrued commissions | 976 | 980 |
| Other | 1,242 | 918 |
|  | $114,073 | 102,372 |

**(5) Financial Instruments and Concentration of Credit Risk**

For each of the years ended December 31, 2007, 2006 and 2005, the Business had no single customer that accounted for 10% or more of combined revenues.

To partially mitigate its exposure to market risk for changes in utility commodity pricing, the Business entered into firm price contracts for a portion of the natural gas requirements for its manufacturing facilities. The effects of these arrangements were not significant.

**(6) Equity-Based Compensation**

Potlatch's stock incentive programs include stock option, performance share and restricted stock unit plans. Some employees of the Business participate in the stock option and performance share plans, under which stock options and performance share awards are outstanding. In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS No. 123R). Potlatch adopted the provisions of SFAS No. 123R on its effective date of January 1, 2006, using the modified prospective method. Prior to 2006, the Business applied the intrinsic value method under Accounting Principles Board No. 25 and related Interpretations for its equity-based compensation. As a result, no compensation cost was recognized for stock options granted under the plans because the exercise price was equal to market value at the grant date. For performance share awards, which were first granted in December 2003, compensation expense was recorded ratably over the performance period based upon the market value of Potlatch stock and likelihood that performance measurements would be met. The Business recorded equity-based compensation expense of $3.3 million in 2007, $1.4 million in 2006 and $1.0 million in 2005, with the offset in Parent's equity. Compensation expense in 2005 would not have been materially different had amounts been determined following the fair value method prescribed under SFAS No. 123R.

## THE BUSINESS
### (Pulp and Paperboard Segment, Consumer Products Segment and the
### Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

### Notes to Combined Financial Statements—(Continued)

### As of December 31, 2007 and 2006 and for the
### years ended December 31, 2007, 2006 and 2005

**(7) Savings, Pension and Other Postretirement Employee Benefit Plans**

Substantially all of the Business' employees are eligible to participate in 401(k) savings plans and are covered by noncontributory defined benefit pension plans. These include both company-sponsored and multi-employer plans. The Parent also provides benefits under company-sponsored defined benefit retiree health care and life insurance plans, which cover certain salaried and hourly employees. Most of the retiree health care plans require retiree contributions and contain other cost-sharing features. The retiree life insurance plans are primarily noncontributory.

Hourly employees at two of the manufacturing facilities participate in multi-employer defined benefit pension plans: the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union Pension Fund; and the International Association of Machinist & Aerospace Workers National Pension Fund, to which the Parent makes contributions. The Parent also makes contributions to a trust fund established to provide retiree medical benefits for a portion of these employees, which is managed by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union Pension Fund. The Parent made contributions, which are included in the expense of the Business, to these plans in 2007, 2006 and 2005 in the amount of $8.2 million, $7.8 million and $9.0 million, respectively.

In September 2006, the FASB issued SFAS No. 158, which requires a company that is a business entity and sponsors one or more single-employer defined benefit plans to:

- Recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation—in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement employee benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation.

- Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, *Employers' Accounting for Pensions*, or SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*. Amounts recognized in accumulated other comprehensive income (loss), including the gains or losses, prior service costs or credits, and the transition asset or obligation remaining from the initial application of Statements No. 87 and No. 106 are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to recognition and amortization provisions of those Statements.

- Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions).

- Disclose in the notes to financial statements additional information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

As required by SFAS No. 158, the Business recognized on its balance sheets at December 31, 2007 and 2006, the funded status of the defined benefit pension and other postretirement benefits plans. For the pension and OPEB plans for certain salaried and hourly retired and active employees of the Business, the benefit

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

obligation related to those current or former employees is shown in the Business' combined balance sheet. The Business determined the pension and OPEB obligation and the pro-rata share of expense of the Parent's amounts using the same actuarial assumptions as used in the determination of the Parent's benefit obligation at December 31, 2007 and 2006, and the net periodic benefit cost for each of the three years in the period ended December 31, 2007.

The change in benefit obligation, change in plan assets and funded status for company-sponsored benefit plans that have been allocated to the Business based on the Parent's consolidated plans are presented below as of December 31 (the measurement date):

**Pension Benefit Plans**

|  | 2007 | 2006 |
|---|---|---|
|  | (Dollars in thousands) | |
| Weighted average assumptions used to determine the benefit obligation as of December 31: | | |
| Discount rate | 6.40% | 5.85% |
| Expected return on plan assets | 9.00 | 9.50 |
| Rate of salaried compensation increase | 4.00 | 4.00 |
| Benefit obligation at beginning of year | $226,092 | 229,220 |
| Plan amendments | — | 228 |
| Service cost | 6,569 | 6,558 |
| Interest cost | 13,133 | 12,775 |
| Benefits paid | (13,193) | (13,130) |
| Actuarial loss (gain) | 102 | (9,559) |
| Benefit obligation at end of year | 232,703 | 226,092 |
| Fair value of plan assets at beginning of year | 266,243 | 231,739 |
| Actual return on plan assets | 16,717 | 41,691 |
| Employer contributions | — | 5,943 |
| Benefits paid | (13,193) | (13,130) |
| Fair value of plan assets at end of year | 269,767 | 266,243 |
| Funded status at end of year | $ 37,064 | 40,151 |
| Amounts recognized in the combined balance sheets: | | |
| Noncurrent assets | $ 37,064 | 40,151 |
| Net amount recognized | $ 37,064 | 40,151 |
| Amounts recognized (pre-tax) in accumulated other comprehensive loss consist of: | | |
| Net loss | $ 49,241 | 43,226 |
| Prior service cost | 7,757 | 9,044 |
| Net amount recognized | $ 56,998 | 52,270 |

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

**Other Postretirement Employee Benefit Plans**

|  | 2007 | 2006 |
|---|---|---|
|  | (Dollars in thousands) | |
| Weighted average assumptions used to determine the benefit obligation as of December 31: | | |
| Discount rate | 6.40% | 5.85% |
| Medical trend rate | 9.00 | 10.00 |
| Benefit obligation at beginning of year | $ 139,020 | 160,582 |
| Plan amendments | (3,307) | — |
| Service cost | 1,115 | 1,405 |
| Interest cost | 7,889 | 8,261 |
| Benefits paid | (8,747) | (7,099) |
| Medicare Part D subsidies received | 577 | 494 |
| Actuarial loss (gain) | 538 | (24,623) |
| Benefit obligation at end of year | 137,085 | 139,020 |
| Funded status at end of year | $(137,085) | (139,020) |
| Amounts recognized in the combined balance sheets: | | |
| Current liabilities | $ (7,792) | (8,170) |
| Noncurrent liabilities | (129,293) | (130,850) |
| Net amount recognized | $(137,085) | (139,020) |
| Amounts recognized (pre-tax) in accumulated other comprehensive loss consist of: | | |
| Net loss | $ 35,442 | 37,021 |
| Prior service credit | (12,395) | (11,498) |
| Net amount recognized | $ 23,047 | 25,523 |
| Effect of a 1% increase in health care cost trend on: | | |
| Service cost plus interest cost | $ 1,005 | 1,038 |
| Accumulated postretirement benefit obligation | 13,111 | 14,383 |
| Effect of a 1% decrease in health care cost trend on: | | |
| Service cost plus interest cost | $ (842) | (931) |
| Accumulated postretirement benefit obligation | (11,203) | (12,180) |

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

Pre-tax components of Net Periodic Cost (Benefit) and other amounts recognized in Other Comprehensive Loss were as follows:

**Pension Benefit Plans**

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
|  | (Dollars in thousands) | | |
| Assumptions used for net periodic benefit for the years ended December 31: | | | |
| Discount rate | 5.85% | 5.60% | 5.90% |
| Expected return on plan assets | 9.50 | 9.50 | 9.50 |
| Rate of salaried compensation increase | 4.00 | 4.00 | 4.00 |
| Service cost | $ 6,569 | 6,558 | 5,721 |
| Interest cost | 13,133 | 12,775 | 12,872 |
| Expected return on plan assets | (24,571) | (24,215) | (24,504) |
| Amortization of prior service cost | 1,287 | 1,230 | 1,235 |
| Amortization of actuarial loss | 1,941 | 2,077 | 389 |
| Net periodic benefit | (1,641) | (1,575) | (4,287) |
| Other changes in plan assets and benefit obligations recognized in other comprehensive loss (pre-tax): | | | |
| Net loss | 7,955 | — | — |
| Amortization of prior service cost | (1,287) | — | — |
| Amortization of actuarial loss | (1,941) | — | — |
| Total recognized in other comprehensive loss | 4,727 | — | — |
| Total recognized in net periodic benefit and other comprehensive loss | $ 3,086 | (1,575) | (4,287) |

The estimated net loss and prior service cost for the pension benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $1.1 million and $1.2 million, respectively.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

**Other Postretirement Employee Benefit Plans**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Assumptions used for net periodic benefit cost for the years ended December 31: | | | |
| Discount rate | 5.85% | 5.60% | 5.90% |
| Service cost | $ 1,115 | 1,405 | 1,394 |
| Interest cost | 7,889 | 8,261 | 9,357 |
| Amortization of prior service credit | (2,410) | (1,960) | (1,960) |
| Amortization of actuarial loss | 2,117 | 3,222 | 4,574 |
| Net periodic cost | 8,711 | 10,928 | 13,365 |
| Other changes in plan assets and benefit obligations recognized in other comprehensive loss (pre-tax): | | | |
| Net loss | 538 | — | — |
| Prior service credit | (3,307) | — | — |
| Amortization of prior service credit | 2,410 | — | — |
| Amortization of actuarial loss | (2,117) | — | — |
| Total recognized in other comprehensive loss | (2,476) | — | — |
| Total recognized in net periodic cost and other comprehensive loss | $ 6,235 | 10,928 | 13,365 |

The estimated net loss and prior service credit for the other postretirement employee benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $2.2 million and $2.8 million, respectively.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act, which went into effect on January 1, 2006, introduced a drug benefit under Medicare Part D and a federal subsidy to sponsors of retiree health care benefit plans that provide an equivalent benefit. Pursuant to FASB Staff Position (FSP) No. 106-2, Potlatch determined in 2004 that certain benefits provided under its plans were actuarially equivalent to the Medicare Part D standard plan and were eligible for the employer subsidy. Potlatch chose the prospective application option for adoption of the FSP as of July 1, 2004. At that time, the effects of the Act on the accumulated postretirement benefit obligation (APBO) were measured and were determined to reduce the APBO of the Business by approximately $13.8 million. After receiving further guidance from the Centers for Medicare and Medicaid Services in 2005, the Parent determined that the effects of the Act would reduce the APBO of the Business by an additional $11.5 million. The aggregate effect in 2005 of these two adjustments on service cost, interest cost and amortization of net loss was approximately $3.9 million. This reduction in costs is reflected in the table presented above. The Business received subsidy payments totaling approximately $0.7 million in both 2007 and 2006.

The discount rate used in the determination of pension benefit obligations and pension expense is a weighted average benchmark rate based on high-quality fixed income investment interest rates, as well as the amount and timing of expected benefit payments. The discount rate used to calculate OPEB obligations was determined using the same methodology used for the pension plans.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

The expected return on plan assets assumption is based upon an analysis of historical long-term returns for various investment categories, as measured by appropriate indices. These indices are weighted based upon the extent to which plan assets are invested in the particular categories in arriving at the determination of a composite expected return. Over the past 30 years, the period Potlatch has actively managed pension assets, the actual average annual return on pension plan assets has been approximately 11%.

The assumed health care cost trend rate used to calculate OPEB obligations and expense for 2007 was a 10% increase over the previous year, with the rate of increase scheduled to decline one percent annually to a long-term ultimate rate increase assumption of 6% for 2011 and thereafter. This assumption has a significant effect on the amounts reported.

The weighted average asset allocations at December 31 by asset category are as follows:

| | Pension benefit plans | |
| --- | --- | --- |
| **Asset category** | **2007** | **2006** |
| Domestic equity securities | 62% | 66% |
| Global equity securities | 10 | 10 |
| Debt securities | 26 | 22 |
| Other | 2 | 2 |
| Total | 100% | 100% |

Potlatch utilizes formal investment policy guidelines for the company-sponsored pension plans. These guidelines are periodically reviewed by the board of directors. The board of directors has delegated its authority to management to ensure that the investment policy and guidelines are adhered to and the investment objectives are met.

The general policy states that plan assets will be invested to seek the greatest return consistent with the fiduciary character of the pension funds and to allow the plans to meet the need for timely pension benefit payments. The specific investment guidelines stipulate that management will maintain adequate liquidity for meeting expected benefit payments by reviewing, on a timely basis, contribution and benefit payment levels and appropriately revise long-term and short-term asset allocations. Management takes reasonable and prudent steps to preserve the value of pension fund assets and to avoid the risk of large losses. Major steps taken to provide this protection include:

- Assets are diversified among various asset classes, such as domestic equities, global equities, fixed income, convertible securities, venture capital and liquid reserves. The long-term asset allocation ranges are as follows:

  | | |
  | --- | --- |
  | Domestic and global equities | 50% – 80% |
  | Fixed income and convertible securities | 15% – 40% |
  | Venture capital | 0% – 5% |
  | Liquid reserves | 0% – 10% |

- The ranges are more heavily weighted toward equities since the liabilities of the pension plans are long-term in nature and equities historically have significantly outperformed other asset classes over long periods of time. Periodic reviews of allocations within these ranges are made to determine what adjustments should be made based on changing economic and market conditions and specific liquidity requirements.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

- Assets are managed by professional investment managers and may be invested in separately managed accounts or commingled funds. Assets will be diversified by selecting different investment managers for each asset class and by limiting assets under each manager to no more than 25% of the total pension fund.

- Assets, other than venture capital, are not invested in securities rated below BBB – by S&P or Baa3 by Moody's.

- Assets are not invested in Potlatch stock.

The investment guidelines also require that the individual investment managers are expected to achieve a reasonable rate of return over a market cycle. Emphasis will be placed on long-term performance versus short-term market aberrations. Factors to be considered in determining reasonable rates of return include performance achieved by a diverse cross section of other investment managers, performance of commonly used benchmarks (e.g., S&P 500 Index, Shearson Lehman Government/Corporate Intermediate Index, Morgan Stanley World Index, Merrill Lynch Investment Grade Convertibles Index, Russell Value Index), actuarial assumptions for return on plan investments and specific performance guidelines given to individual investment managers.

During 2007, eight active investment managers managed substantially all of the pension funds, each of whom had responsibility for managing a specific portion of these assets. Plan assets were diversified among the various asset classes within the allocation ranges approved by the board of directors.

No minimum contributions to the qualified pension plans are estimated for 2008 due to the funded status of those plans at December 31, 2007. The Business does not anticipate funding the postretirement employee benefit plans in 2008 except to pay benefit costs as incurred during the year by plan participants.

Estimated future benefit payments, which reflect expected future service and expected medicare prescription subsidy receipts, are as follows for the years indicated:

|  | Pension benefit plans | OPEB | Expected medicare subsidy |
|---|---|---|---|
|  | (Dollars in thousands) | | |
| 2008 | $13,366 | 8,533 | 741 |
| 2009 | 13,290 | 8,806 | 829 |
| 2010 | 13,354 | 9,158 | 915 |
| 2011 | 13,488 | 9,471 | 959 |
| 2012 | 13,675 | 9,432 | 1,003 |
| 2013 – 2017 | 72,719 | 48,806 | 5,670 |

**(8) Commitments and Contingencies**

The Business has operating leases covering office, warehouse and distribution space, equipment and vehicles expiring at various dates through 2019. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

As of December 31, 2007, the future minimum lease payments required under operating leases (that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007) are as follows (dollars in thousands):

| | |
|---|---:|
| 2008 | $10,244 |
| 2009 | 6,984 |
| 2010 | 5,140 |
| 2011 | 4,800 |
| 2012 | 4,104 |
| 2013 and later years | 17,967 |
| Total | $49,239 |

Total lease expense was $11.3 million, $11.6 million and $11.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

During 2005, the FASB issued FIN 47, an interpretation of SFAS No. 143. Under FIN 47, the Business must recognize a liability and an asset equal to the fair value of its legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. In accordance with the guidance of FIN 47, the Business undertook a review of its manufacturing facilities and other assets to determine, if possible, amounts that should be recognized as asset retirement obligations. The review resulted in the recording of additional assets and corresponding liabilities, which were not material to the Business' financial position or results of operations. The Business also identified situations that would have resulted in the recognition of additional asset retirement obligations, except for an inability to reasonably estimate the fair value of the liability at the time. Most of these situations relate to asbestos located within the Business' manufacturing facilities where a settlement date or range of settlement dates cannot be specified, so that the Business is unable at this time to apply present value calculations to appropriately value an obligation. Any additional obligations recognized in the future as more information becomes available are not expected to have a material effect on the Business' financial position or results of operations.

**(9)  Related Party Transactions**

*(a)  Purchases and Sales*

The Business purchases pulpwood logs from Potlatch's Resource segment as well as chips and sawdust from Potlatch's Wood Products segment other than the Lewiston lumber facility. Purchases from the Parent's other segments by the Business totaled $95.4 million, $105.3 million and $103.4 million for 2007, 2006 and 2005, respectively. Purchases by the Business are made, and related inventory are carried, at approximate market price. The Business also sells to other segments of the Parent. These sales to other Potlatch segments for 2007, 2006 and 2005 were less than $0.1 million in 2007 and 2006 and $0.2 million in 2005, which were also at approximate market price. The purchases and sales flow through the costs and revenues of the Business and are reflected in payments and transfers (to)/from Parent in Parent's equity.

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the**
**Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the**
**years ended December 31, 2007, 2006 and 2005**

*(b) Corporate and Wood Products Overhead*

The Business has been allocated an estimated pro-rata share of the Parent's corporate administration expense and pro-rata share of the Parent's Wood Products segment administration and selling expense. The estimate for the corporate administration allocation was based on an apportionment factor using relative book values and revenues of the Business in relation to the Parent. The estimate for the Wood Products administration and selling expense was based on the gross revenues of the Lewiston lumber facility as a ratio to total Parent Wood Products segment revenues. The estimated corporate administration and wood products administration and selling expense included in the Business' combined statements of operations are as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| Corporate administration | $8,045 | 7,795 | 7,523 |
| Wood Products administration | 881 | 1,426 | 1,385 |
| Wood Products selling | 767 | 732 | 751 |
| Total allocated overhead | $9,693 | 9,953 | 9,659 |

The allocation of these expenses may not be indicative of the amount that would have been incurred had the Business been a stand-alone entity, nor is it indicative of the amount that may be incurred in the future as a stand-alone entity. The expenses allocated are based on allocation methodologies that management considers reasonable based on the historical expenses of the Parent. Corporate accruals related to the Business have been allocated by the Parent and are reflected on the Business' combined balance sheets. These accruals primarily include: active medical insurance, general liability and property insurance, the OPEB liability for hourly and salaried employees, other employee compensation benefits, salaried employee vacation accruals and payroll tax accruals.

Over time, Potlatch has financed capital projects and other operating costs for its divisions (including the Business) through the issuance of debt. All debt, as well as corresponding interest expense, is maintained on the accounts of the Parent's corporate division and, therefore, is not reflected herein.

**(10) Segment Information**

The Business is organized into three reportable operating segments, as defined by SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information:* Pulp and Paperboard, Consumer Products and Lewiston Lumber. The reporting segments follow the same accounting policies used for the Parent's consolidated financial statements, and are described in the summary of significant accounting policies, with the exception of inventories. Management evaluates segment performance based upon profit or loss from operations before income taxes. Intersegment sales or transfers are recorded based on prevailing market prices.

# THE BUSINESS
## (Pulp and Paperboard Segment, Consumer Products Segment and the
## Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)

### Notes to Combined Financial Statements—(Continued)

### As of December 31, 2007 and 2006 and for the
### years ended December 31, 2007, 2006 and 2005

The Business' segment information for each of the past three years is presented below. Potlatch amounts that have been allocated to the Business are included to reconcile segment data to the Business' combined financial statements.

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
|  | (Dollars in thousands) | | |
| Segment net sales: | | | |
| Pulp and Paperboard: | | | |
| Paperboard | $ 567,798 | 535,796 | 500,624 |
| Pulp | 101,754 | 77,291 | 64,569 |
| Other | 1,070 | 1,113 | 922 |
|  | 670,622 | 614,200 | 566,115 |
| Consumer Products | 444,721 | 436,911 | 368,432 |
| Lewiston Lumber | 121,652 | 114,106 | 97,597 |
|  | 1,236,995 | 1,165,217 | 1,032,144 |
| Elimination of intersegment net sales | (63,669) | (58,536) | (49,110) |
| Total combined net sales | $1,173,326 | 1,106,681 | 983,034 |
| Intersegment net sales or transfers [1]: | | | |
| Pulp and Paperboard | $ 55,838 | 52,080 | 43,745 |
| Consumer Products | 86 | 82 | 74 |
| Lewiston Lumber | 7,745 | 6,374 | 5,291 |
| Total | $ 63,669 | 58,536 | 49,110 |
| Operating income (loss): | | | |
| Pulp and Paperboard | $ 45,282 | 26,331 | (274) |
| Consumer Products | 17,554 | 25,616 | 7,455 |
| Lewiston Lumber [2] | 1,691 | 6,331 | (31) |
|  | 64,527 | 58,278 | 7,150 |
| Corporate and eliminations | (11,752) | (11,592) | (8,978) |
| Combined earnings (loss) before income taxes | $ 52,775 | 46,686 | (1,828) |
| Depreciation: | | | |
| Pulp and Paperboard | $ 32,388 | 35,547 | 36,407 |
| Consumer Products | 16,268 | 15,800 | 15,587 |
| Lewiston Lumber | 2,181 | 2,527 | 2,540 |
| Corporate | 488 | 416 | 320 |
| Total | $ 51,325 | 54,290 | 54,854 |
| Assets: | | | |
| Pulp and Paperboard | $ 361,611 | 383,621 | 406,050 |
| Consumer Products | 256,541 | 269,235 | 285,501 |
| Lewiston Lumber | 55,066 | 40,790 | 37,101 |
|  | 673,218 | 693,646 | 728,652 |
| Corporate | 24,227 | 49,836 | 97,426 |
| Total combined assets | $ 697,445 | 743,482 | 826,078 |
| Capital expenditures: | | | |
| Pulp and Paperboard | $ 13,789 | 13,014 | 21,733 |
| Consumer Products | 5,531 | 12,774 | 13,402 |
| Lewiston Lumber | 1,016 | 1,417 | 7,806 |
|  | 20,336 | 27,205 | 42,941 |
| Corporate | 195 | 300 | 471 |
| Total capital expenditures | $ 20,531 | 27,505 | 43,412 |

**THE BUSINESS**
**(Pulp and Paperboard Segment, Consumer Products Segment and the
Lewiston, Idaho, Lumber Manufacturing Facilities of Potlatch Corporation)**

**Notes to Combined Financial Statements—(Continued)**

**As of December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005**

---

(1) Intersegment sales for 2005 through 2007, which were based on prevailing market prices, consisted primarily of pulp from the Pulp and Paperboard segment to the Consumer Products segment.

(2) Operating income in 2006 for the Lewiston Lumber segment included $8.5 million associated with the negotiated settlement of the softwood lumber trade dispute between the U.S. and Canada. The Parent calculated the pro-rata share to the Lewiston Lumber segment based on the ratio of lumber production to the Parent's lumber production.

All of the Business' manufacturing facilities and all other assets are located within the continental United States. However, the Business sells and ships products to many foreign countries. Geographic information regarding the net sales of the Business is summarized as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| | (Dollars in thousands) | | |
| United States | $1,030,543 | 994,944 | 851,149 |
| Japan | 45,350 | 38,317 | 60,830 |
| China | 30,354 | 23,675 | 17,600 |
| Canada | 12,259 | 10,374 | 10,110 |
| Taiwan | 11,301 | 11,841 | 13,269 |
| Netherlands | 10,736 | 1,398 | — |
| Australia | 4,835 | 6,278 | 8,694 |
| Vietnam | 4,420 | 22 | — |
| Korea | 4,315 | 2,158 | 8,576 |
| Poland | 3,550 | 2,347 | — |
| England | 3,383 | 3,224 | 3,145 |
| Mexico | 2,525 | 4,296 | 4,039 |
| Other foreign countries | 9,755 | 7,807 | 5,622 |
| Total combined net sales | $1,173,326 | 1,106,681 | 983,034 |